UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-33196

Isilon Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**91-2101027**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
3101 Western Ave Seattle, WA	**98121**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code: 206-315-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.00001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $352,503,088. Shares of voting stock held by each officer and director and by each person who, to the registrant's knowledge, owns 5% or more of the outstanding voting stock (as publicly reported by such persons pursuant to Section 13 and Section 16 of the Securities Exchange Act of 1934) have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 17, 2008, 62,918,671 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement for the Annual Meeting of Stockholders scheduled for May 14, 2008.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

EXPLANATORY NOTE

In this Annual Report on Form 10-K, or this Form 10-K, Isilon Systems, Inc., or the Company, is restating its consolidated financial statements and information for the following fiscal periods: (i) the fiscal year ended December 31, 2006; and (ii) the quarterly periods ended April 1 and July 1, 2007 and selected financial data and certain financial data in management's discussion and analysis. This Form 10-K also includes the Company's consolidated financial statements as of and for the fiscal year ended December 30, 2007.

Contemporaneously with the filing of this Form 10-K, the Company is also filing with the Securities and Exchange Commission, or SEC, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

Unless the context otherwise requires, references in this Form 10-K to "Isilon Systems," "the Company," "we," "us," or "our" refer to Isilon Systems, Inc., and its consolidated subsidiaries, unless the context otherwise dictates.

Restatement of Consolidated Financial Statements

On February 29, 2008, we announced that our Board of Directors, based upon the recommendation of the Audit Committee, determined that we should restate our financial statements for the fiscal year ended December 31, 2006, and for the first and second quarters of fiscal 2007, ended April 1, 2007 and July 1, 2007, respectively, as a result of errors in those financial statements. As announced on November 8, 2007, our Audit Committee, assisted by independent forensic accountants and legal advisors, has been conducting an independent investigation of certain of our sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition, and whether our internal controls relating to revenue recognition are sufficient.

Unless otherwise indicated, all financial information in this Form 10-K gives effect to the restatement. Information regarding the effect of the restatement on our financial position and results of operations is provided in Notes 3 and 13(unaudited) of the Notes to Consolidated Financial Statements and Item 6 "Selected Financial Data". Our consolidated financial statements and the related notes appear beginning on page 51 within Item 8 of this Form 10-K.

Background of the Restatement

In late October 2007, as part of our finance department's efforts to monitor our outstanding accounts receivable, our recently appointed Chief Financial Officer identified concerns regarding the recognition of revenue for certain sales to resellers and other customers. These concerns were promptly communicated to the Chairman of the Audit Committee. After receiving additional information from our Chief Financial Officer, on November 4, 2007, the Audit Committee decided to conduct an independent investigation of the issues identified by management and the Board of Directors concurred in that decision. The Audit Committee subsequently retained independent legal counsel, Heller Ehrman LLP, and independent forensic accounting experts, Huron Consulting Group, to assist in the investigation.

The Audit Committee and its advisors investigated certain sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition and whether our internal controls related to revenue recognition were sufficient. The Audit Committee and its advisors also considered risk areas other than revenue recognition.

The investigation focused on revenue recorded in fiscal 2006 and the first three quarters of fiscal 2007. During the course of the investigation, the Audit Committee and its advisors collected and reviewed more than 80,000 pages of hard copy documents from individual custodians, department files and central files, and also collected and searched more than 166 gigabytes of electronically stored information. The Audit Committee and its advisors conducted more than 40 interviews of current and former employees and customers. The information obtained through this investigation was analyzed in conjunction with accounts receivable aging reports, credit memos, return materials authorizations, evaluation agreements, sales return reserves, bad debt write-offs, and reserves for bad debts. From this and other information, specific transactions were identified and tested for compliance with our revenue recognition policies. Testing procedures included review of customer contracts, customer correspondence and emails, sales quotes, customer purchase orders, shipping documentation, invoices, and cash receipts.

On February 29, 2008, the Audit Committee presented its findings and recommendations to the Board of Directors, which are summarized below. Based on the Audit Committee's recommendation, our Board of Directors concluded that as a result of the errors indentified, we should restate our financial statements for fiscal year 2006 and the first and second quarters of 2007, and that our previously filed financial statements for these periods should not be relied on. On February 29, 2008, we issued a press release announcing the restatement and non-reliance on our previously published financial information for those periods, and we filed a Current Report on Form 8-K with the SEC disclosing equivalent information.

On April 2, 2008, we filed this Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. We also issued a press release and filed a Current Report on Form 8-K to announce the final restated financial information and conclusions of our Audit Committee's investigation. In our Quarterly Report on Form 10-Q for the period-end September 30, 2007, we determined that our disclosure controls and procedures were ineffective. Our Chief Executive Officer and Chief Financial Officer have concluded that the material weakness has been remediated and that our internal control over financial reporting was effective as of December 30, 2007.

Audit Committee Findings and Recommendations

Our Audit Committee determined that revenue was recognized prematurely on certain transactions and that revenue should not have been recognized on certain transactions. Specifically, the following principal errors were identified:

Fourth Quarter Fiscal Year 2006

- A single transaction with a reseller was identified for $1.1 million where a contingency related to the qualification of the product performing to certain specifications in the identified end user network existed at the time of sale. This qualification was not communicated to legal and finance personnel or the Company's independent registered public accounting firm in order to facilitate a proper evaluation of the transaction for revenue recognition purposes. The reseller paid for only a portion of the original transaction and the Company has since negotiated a return for the remaining product.

First and Second Quarters of Fiscal Year 2007

- In the first quarter of 2007, we recognized revenue in a transaction with a customer that included a commitment from us to acquire software from the customer. Based upon facts discovered during the investigation, we have now concluded that the end-user did not have the ability or intent to pay and revenue recognition was inconsistent with the accounting rules applicable to reciprocal sales transactions.

- In the first and second quarters of fiscal 2007, transactions with resellers were identified where the timing of revenue recognition was improper. In certain instances, revenue was recognized when persuasive evidence of an end-user did not exist, when oral arrangements existed that would have precluded revenue recognition, or when resellers did not have the ability or intent to pay independent of payment by the end-user customer. Revenue from these transactions was adjusted and will only be recognized upon sell-through of the product to end-users and when collection is reasonably assured and all other criteria for the recognition of revenue are met.

- We originally recognized revenue in the second quarter of 2007 on a sale directly to an end-user customer for which the terms and conditions were not fixed or determinable. This revenue has now been recognized in the fourth quarter of 2007 when the terms became fixed or determinable and all other criteria for the recognition of revenue were met.

Summary of the Restatement Adjustments

The following tables summarize the impact of the restatement on our financial statements for the fourth quarter and year ended December 31, 2006 and the three months ended April 1, 2007 and three and six months ended July 1, 2007. Selected information about the impact of the restatement on our quarterly periods is provided in Note 13(unaudited) to our consolidated financial statements.

	Three Months Ended December 31, 2006			Year Ended December 31, 2006		
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Statement of Operations	(In thousands, except per share data)			(In thousands, except per share data)		
Total revenue	$ 20,656	$(1,073)	$ 19,583	$ 62,279	$(1,073)	$ 61,206
Total cost of revenue	9,468	(523)	8,945	29,331	(523)	28,808
Total operating expenses	14,076	—	14,076	48,325	—	48,325
Loss from operations	(2,888)	(550)	(3,438)	(15,377)	(550)	(15,927)
Net loss	(10,409)	(550)	(10,959)	(25,438)	(550)	(25,988)
Net loss per common share, basic and diluted	$ (0.72)	$ (0.03)	$ (0.75)	$ (3.02)	$ (0.07)	$ (3.09)

	Three Months Ended April 1, 2007			Three Months Ended July 1, 2007		
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Statement of Operations	(In thousands, except per share data)			(In thousands, except per share data)		
Total revenue	$21,607	$(3,761)	$17,846	$25,116	$(2,205)	$22,911
Total cost of revenue	9,837	(569)	9,268	11,999	(691)	11,308
Total operating expenses	16,645	(86)	16,559	17,869	(113)	17,756
Loss from operations	(4,875)	(3,106)	(7,981)	(4,752)	(1,401)	(6,153)
Net loss	(3,750)	(3,106)	(6,856)	(3,621)	(1,401)	(5,022)
Net loss per common share, basic and diluted	$ (0.06)	$ (0.05)	$ (0.11)	$ (0.06)	$ (0.02)	$ (0.08)

	Six Months Ended July 1, 2007		
	As previously reported	Adjustments	As restated
Statement of Operations	(In thousands, except per share data)		
Total revenue	$46,723	$(5,966)	$ 40,757
Total cost of revenue	21,836	(1,260)	20,576
Total operating expenses	34,514	(199)	34,315
Loss from operations	(9,627)	(4,507)	(14,134)
Net loss	(7,371)	(4,507)	(11,878)
Net loss per common share, basic and diluted	$ (0.12)	$ (0.07)	$ (0.19)

Our Audit Committee determined that no senior executives currently employed by the Company engaged in any improper practices or are otherwise responsible for improper revenue recognition. The Audit Committee determined that no sales personnel currently employed by the Company directly participated in negotiating oral side arrangements or reciprocal sales transactions, though several sales personnel appear to have been aware of such transactions. The Audit Committee found evidence that our former Chief Executive Officer, former Chief Financial Officer, and former Vice President of North America Sales participated directly in certain of the transactions for which adjustments are being recorded, but the Audit Committee concluded that the evidence about their roles, knowledge and intent is conflicting, disputed, and ultimately inconclusive.

As further discussed in Part II, Item 9A of this Form 10-K under the caption "Controls and Procedures," during the course of its investigation, our Audit Committee identified internal control deficiencies relating primarily to the failure to communicate complete information regarding certain sales transactions containing non-standard terms among sales, finance, accounting, legal and members of senior management and an ineffective risk assessment process.

As a result of its investigation, our Audit Committee has made recommendations to the Board of Directors and management and those recommendations have been approved. These recommendations include: (i) the Board and senior management to consider possible remedial actions for any of our remaining personnel who may have been aware or involved in the subject transactions; (ii) expanding and clarifying our revenue recognition policy; (iii) conducting enhanced revenue recognition training for all sales, sales operations and accounting personnel as soon as practicable, instituting enhanced revenue recognition training for all new sales and sales operations personnel, and instituting enhanced annual revenue recognition training for all sales and sales operations personnel; (iv) documenting and communicating in writing to our sales force clearly stated revenue recognition policies; and (v) management, working with the Audit Committee, to further document our revenue recognition policy and further develop related procedures and controls to enhance and improve transaction related communications throughout our business.

In addition, with the concurrence of the Audit Committee, we have modified certain policies and procedures in an effort to avoid a recurrence of the issues that caused this restatement, including: (i) requiring documented evidence of sell-through for all sales transactions with certain resellers prior to revenue recognition; (ii) enhancing our process of requiring quarterly certifications by our sales force to note that they have disclosed all non-standard terms and conditions; (iii) revising our sales commission structure to defer commissions on transactions that include non-standard terms and conditions; and (iv) implementing enhanced processes to assess the creditworthiness of customers.

In our Quarterly Report on Form 10-Q for the period ended September 30, 2007, our Chief Executive Officer and our Chief Financial Officer determined that our internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States. As of December 30, 2007, the material weakness in our internal control over financial reporting has been remediated.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this document, all of which are subject to risks and uncertainties. When we use words such as "may", "anticipate," "expect," "intend," "plan," "believe," "seek," and "estimate" or similar words, we are making forward-looking statements. Forward-looking statements include information concerning our possible or assumed future business success or financial results. These forward-looking statements include, but are not limited to statements regarding: our competitive environment; the anticipated growth of digital content; the expected demand for and benefits of our storage products; our future business plans and growth strategy; our ability to improve existing products and to develop new and future products; our anticipated revenue and expenses; our ability to add value-added resellers and distributors and to sell our products internationally; our ability to realize operating leverage and realize efficiencies in our sales model by leveraging partners and selling to existing customers; anticipated results of potential or actual litigation; statements relating to our financial restatement and the remediation of our internal controls; the anticipated sufficiency of our current office space and ability to find additional space as needed; anticipated development or acquisition of intellectual property and resulting benefits; expected impacts of changes in accounting rules, including the impact on deferred tax benefits; the impact of governmental regulation; employee hiring and retention, including anticipated reductions in force and headcount; the future payment of dividends; use of cash, cash needs and ability to raise capital; potential liability from contractual relationships. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in Part I, Item 1A. of this Annual Report on Form 10-K.

On December 12, 2006, we effected a 1-for-2.4 reverse split of our issued and outstanding common stock. Historical share numbers and prices throughout this report on Form 10-K are split-adjusted.

In this report, "Isilon Systems," "the company," "we," "us," and "our" refer to Isilon Systems, Inc., and its consolidated subsidiaries, unless the context otherwise dictates.

ITEM 1. *Business*

Overview

We provide clustered storage systems for digital content, which includes video, audio, digital images, computer models, PDF files, scanned images, reference information, test and simulation data, and other unstructured data. We designed and developed our clustered storage systems specifically to address the needs of storing and managing digital content. Our systems are comprised of three or more nodes. Each node is a self-contained, rack-mountable device that contains industry standard hardware, including disk drives, a central processing unit, or CPU, memory chips and network interfaces, and is integrated with our proprietary OneFS® operating system software, which unifies a cluster of nodes into a single shared resource. Through the end of fiscal 2007, we have sold our clustered storage systems to more than 675 customers across a wide range of industries. We sell our products indirectly through a channel partner program that includes more than 150 value-added resellers and distributors, and directly through our field sales force.

We were incorporated in the State of Delaware on January 24, 2001. Our principal corporate offices are located in Seattle, Washington. Our corporate Internet address is www.isilon.com. At the Investor Relations section of this website, we make available free of charge our Annual Report on Form 10-K, our Annual Proxy statement, our quarterly reports on Form 10-Q, any Current Reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission, or the SEC. The information found on our website is not part of this Form 10-K. In addition to our website, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Industry Background

Proliferation of Digital Content

Information is increasingly recorded and communicated in images and pictures rather than text and words. This trend is resulting in the creation of innovative new applications in computer processing, digital imaging, video, satellite imagery, Internet services, business analysis, and visualization displays, modeling and simulation. These new applications, combined with higher levels of digital resolution and the adoption of high-bandwidth communication networks, are driving the widespread proliferation of digital content. As more business and consumer activities create and utilize digital content, the need for ways to store, manage and access this information is growing rapidly.

The worldwide market for external disk storage systems is expected to grow from approximately $17.4 billion in 2005 to approximately $22.7 billion in 2010. The external disk storage systems market has traditionally been served by storage solutions based on Storage Area Network, or SAN, Network Attached Storage, or NAS, and Direct Attached Storage, or DAS, architectures. In addition, the worldwide market for storage software is expected to grow from approximately $9.1 billion in 2005 to approximately $14.3 billion in 2010. Estimates are based on third-party assumptions regarding macroeconomic variables, technological developments, new high-capacity disk drives, content management needs, global trends such as the convergence of voice, video and data communications, and market characteristics.

While the worldwide market for external disk storage systems is expected to grow at a steady rate from 2005 to 2010, the market for storage solutions dedicated to digital content is estimated to grow at a much faster rate. Certain industries including multimedia, oil and gas, scientific research, healthcare, personal Internet services and software development are expected to experience rapid growth in file-based storage capacity. For example, in disk-based digital archiving, which is one portion of the market our systems address, demand for storage capacity is estimated to grow from 377 petabytes in 2005 to nearly 11,000 petabytes in 2010, representing a 96% compound annual growth rate, with the substantial majority of this stored information comprised of unstructured content, such as office documents, web pages, digital images and audio and video files.

Widespread and Increasing Use of Digital Content

The growth of digital content is fundamentally changing business processes and creating new market opportunities across a wide range of industries. Enterprises are utilizing digital content to create new products and services, generate new revenue streams, accelerate research and development cycles, and improve their overall competitiveness. As a result, digital content has become a critical economic asset in many industries. Industries that are being transformed by the proliferation of digital content include:

- *Media and Entertainment.* Digitization of production and delivery of content in the media and entertainment industry is driving significant increases in data storage and access requirements. Examples include the emergence of high-definition television, new digital video standards like Sony Blu-Ray, streaming media formats for online delivery of content and new high-resolution digital images used in movie production. As these and similar formats proliferate and the media industry moves towards an all-digital workflow that includes the creation, management, delivery and archiving of television programs, music, films and publishing materials, digital content storage requirements will continue to grow. In movie production, for example, ten seconds of high-resolution digital footage can require as many as 12 gigabytes of storage, and in the publishing industry, sophisticated digital cameras can take up to eight photos per second, each of which can create an image file of up to 20 megabytes.

- *Internet.* Internet users upload and download millions of digital images, digital videos, music, documents and other web-based content daily. In addition, businesses that rely on the Internet as a distribution channel for their products or services often must accommodate millions of concurrent users accessing data, deliver 24x7x365 online availability, manage rapidly expanding amounts of digital content, and provide aggregate data throughput of multiple gigabytes per second.

- *Cable and Telecommunications.* Cable, telecommunications and satellite television providers are seeking to offer consumers a "triple play" of video, voice and data services in a single bundled offering. In particular, the build-out of video-on-demand services has required and will continue to require many centralized and distributed storage systems to keep pace with the availability and distribution of new content, including DVD movies, on-demand digital television programming and digital music.

- *Oil and Gas.* As the demand for and price of oil and natural gas increase, energy companies are investing in innovative exploration and development technologies to find new reserves and to extract more from existing reserves. New geo-seismic imaging applications process raw seismic data into two- and three-dimensional images, creating multidimensional visualization models that can result in the creation of data files exceeding one terabyte and total data stores ranging in size from hundreds of terabytes to tens of petabytes.

- *Life Sciences.* Research and development in the life sciences and drug discovery fields are increasingly characterized by statistically-driven, information-based analyses using proteomic, genomic and DNA sequencing data. In addition, new digital microscopes can capture digital images with digital resolutions as high as 18 megapixels and three-dimensional display capability. As a result, life sciences professionals are storing, retrieving and analyzing increasingly large amounts of digital content. For instance, in the area of cancer research, an image of a single drop of blood analyzed by a mass spectrometer can create more than 60 gigabytes of data. As scientists build statistically significant sample sizes for research projects, they can collect tens of thousands and, ultimately, millions of patient data files in the form of digital content.

- *Manufacturing.* New testing and digital simulation technologies used to enhance manufacturing processes are creating significant amounts of digital content and require high-performance storage systems. In some manufacturing applications, test instruments capture, write and analyze more than 100,000 data samples per second. In addition, as manufacturers increasingly incorporate digital design and automation technology into their workflows, they are creating a large number of files containing digital content.

- *Federal Government.* Advances in defense and intelligence technologies, such as the capture and analysis of high-resolution satellite images, digital video and audio feeds, and digital imaging, are fueling increased demand for storage capacity from the federal government. Defense initiatives, such as the use of unmanned aircraft and vehicles, rely on very large, high-resolution topographical maps, while civilian initiatives, such as hurricane and weather modeling, document scanning, and public health services, create large files and require large data stores.

Storage Challenges for Digital Content

Traditional storage system architectures were primarily designed for structured data applications such as transaction processing, email, accounting, databases and other front- and back-office business systems. Today, these traditional storage systems are also being used by default to store and manage digital content, despite the fact that they were neither designed nor intended to address the unique challenges associated with the storage and management of this type of content. We believe the distinctive characteristics and rapid growth of digital content have created a new set of technical, management and economic challenges that include:

- *High Scalability.* Enterprises require a storage architecture that can increase in performance and capacity in a linear fashion and which can scale in parallel with the growth of their digital content. In order to scale to very large storage capacities, traditional systems rely on multiple separate file systems, or silos, of storage. Each of these silos is typically accessed and managed independently, which can result in operating inefficiencies. Enterprises also want the flexibility to scale either processing power or storage capacity separately as their business needs evolve. For example, an archive application where information is accessed infrequently might need more storage capacity relative to total data throughput, while an active development project might need greater data throughput relative to total storage capacity. In general, traditional storage systems do not provide the type of flexibility that will permit an enterprise to tailor a system to its unique capacity and performance requirements.

- *High Performance.* Enterprises require a storage solution that can provide the data throughput necessary to enable multiple users to have concurrent read and write access to files. The rapid proliferation of digital content requires a file system architecture that enables multiple concurrent users to access and process files that can be megabytes, gigabytes or even terabytes in size. In accessing, delivering and processing digital content, traditional storage systems have inherent performance limitations associated with their inability to aggregate performance across multiple devices. In addition, traditional storage systems typically cannot deliver the same data for multiple concurrent users in a quick or efficient manner.

- *Ease of Management.* Enterprises require a storage solution that simplifies and automates the management and monitoring of storage systems as they expand. Scaling traditional systems is a complex, labor-intensive, time-consuming process that frequently requires IT personnel to map applications to newly added storage resources and manually migrate data to ensure maximum storage utilization. This process typically requires system downtime or application downtime, which can interrupt critical business operations.

- *Reliability.* Enterprises require a storage system that will preserve critical digital assets as well as ensure that customers and business units have uninterrupted access to those assets. As digital content becomes increasingly important to an enterprise's success, and as data stores and disk density continue to increase, it becomes more critical and difficult to protect and quickly rebuild storage systems in the event of a disk drive or other hardware failure. Storage solutions for digital content must be fault tolerant and be able to analyze systems for potential hardware or software failures to ensure uninterrupted user access.

- *Cost Efficiency.* Traditional storage systems are becoming increasingly complex and expensive to install and configure, which increases the upfront cost of storage for enterprises. Enterprises want storage systems that offer the capital expenditure benefits of modular clustered systems that allow a "pay-as-you-grow" capability and we believe are shifting their purchasing practices accordingly. Additionally, enterprises are looking for management and scalability benefits that reduce the overall cost of purchasing, storing and managing storage resources as they grow.

Need for a New Storage System Architecture

Traditional storage system architectures were designed primarily for use with structured data. As a consequence of the unique challenges associated with the storage and management of digital content, there is a need for a new storage architecture designed and optimized to address these challenges. Two key computing trends have enabled a new storage architecture:

- *Clustered Computing Architectures.* Clustered computing architectures have been widely adopted in the enterprise server market. We believe a similar trend is beginning to occur with respect to clustered computing architectures in the storage systems market. Clustered computing systems use intelligent software to unify disparate computing resources and enable them to operate as a single system. Each device, or node, in a clustered system can operate independently or in concert with other nodes to create a distributed architecture that achieves higher levels of aggregate performance. A distributed architecture also enables an enterprise to scale its computing infrastructure commensurate with its needs by adding more nodes as necessary, maximizing cost efficiency. Clustered architectures also eliminate single points of failure by distributing data across independent nodes.

- *Industry Standard Computing Hardware.* The proliferation of high-performance industry standard hardware has been a key element in enabling the development and successful adoption of clustered server systems. This type of hardware minimizes integration risk and provides attractive price-performance attributes that were not previously achievable. As a result, clustered server architectures that use industry standard hardware can offer high levels of performance and reliability, making them an attractive alternative to traditional server systems.

As a consequence of these computing trends, the rapid growth of digital content and the unique challenges associated with storing and managing this content, we believe there is a significant market opportunity for a clustered storage solution optimized for storing and managing digital content.

Our Intelligent Clustered Storage Solutions

We believe we are the leading provider of clustered storage solutions for storing and managing digital content, based on customer adoption, breadth of product offerings and technology capabilities. We designed our storage solutions, based on our OneFS operating system software, to take advantage of the benefits of clustered systems built with industry standard hardware. We believe our clustered storage solutions enable data-intensive enterprises to manage digital content more efficiently and cost effectively than traditional storage systems.

Our Isilon IQ clustered storage systems combine our proprietary OneFS operating system software with industry standard hardware, including a storage server, a CPU, memory chips and network interfaces, in a self-contained, 3.5-inch and 1.75-inch high, rack-mountable chassis. Our proprietary OneFS operating system software combines the three distinct layers of a traditional storage architecture, which typically consist of a file system, a volume manager and a redundant array of independent disks, or RAID, into a single unified software layer. As a result, Isilon IQ nodes automatically work together to aggregate their collective computing power into a single, unified storage system that is designed to withstand the failure of any piece of hardware, including disks, switches or even entire nodes. In addition, we provide platform extension products that enable customers to scale either performance or capacity incrementally based on their then-current needs.

Key benefits of our Isilon IQ clustered storage systems include:

- *Scalability and Performance.* We believe our systems provide industry-leading scalability and performance. Our OneFS operating system software can currently combine up to 96 separate nodes and more than 1,600 terabytes, or 1.6 petabytes, of storage capacity in a single cluster, and can deliver total data throughput of ten gigabytes per second from a single file system and single pool of storage, providing linear scalability in both storage capacity and performance. Our systems support Gigabit Ethernet front-side connectivity and high-performance InfiniBand interconnect for low-latency, high-bandwidth, intra-cluster communication. We are continually seeking to increase the storage capacity and performance of our storage systems.

- *Reliability.* Our clustered storage systems have data protection capabilities, built-in redundancy and self-healing capabilities. Each Isilon IQ storage system is designed to withstand the failure of multiple disks or entire nodes so that a customer does not lose access to any files. Each node in an Isilon IQ cluster is a peer, and any node can handle a request from any application server to provide the file requested. Our OneFS operating system software allocates, or stripes, files and meta-data across nodes in a cluster so that, if one node or multiple nodes fail, any other node can perform the requested function, thereby preventing any single point of failure. In the event of one or more disk or node failures, OneFS automatically rebuilds files in parallel across all of the existing distributed free space in the cluster, eliminating the need to have the dedicated "hot spare drives" required with most traditional storage systems. We believe our Isilon IQ storage systems can utilize this free space, while also drawing on the multiple microprocessors and aggregate computing power of the cluster, to rebuild data from failed drives five to ten times faster than traditional storage systems, enabling a more reliable storage solution.

- *Reduced Storage Cost.* Our customers can purchase our Isilon IQ storage systems on a "pay-as-you-grow" model that allows them to expand their storage capacity and performance commensurate with their needs. In contrast, traditional storage systems typically require the purchase of excess performance and capacity, which remains underutilized until an enterprise grows into it. Our modular product architecture enables each customer to purchase an initial combination of performance and capacity tailored to its current needs, and to add performance, capacity or both in incremental quantities to support the growth in its digital content. In contrast to traditional storage systems, our systems, which utilize industry standard hardware, can significantly lower the initial capital expenditures required for storage, as well as the cost of acquiring additional storage capacity or performance.

- *Increased IT Operating Efficiency.* Our clustered storage systems enable customers to manage their growing amounts of digital content in an automated and efficient manner that is more cost-effective than traditional storage systems. Our Isilon IQ storage systems automatically balance data across nodes to enhance performance and optimize utilization, eliminating the need for the planned storage outages that are common during the manual data-balancing processes required with traditional storage systems. The simplicity, ease of use and automation of our Isilon IQ clustered storage systems have enabled individual customers to scale deployments from a few terabytes to more than 2,000 terabytes without any additional investment in IT staff. Each Isilon IQ storage system has been designed to interface with existing Ethernet networks, and our "plug and store" design automates many of the tasks that must be performed manually to deploy traditional storage systems. As a result, once installed in a rack and cabled, a 100 terabyte cluster can typically be configured and operational in less than 15 minutes. Additionally, capacity can typically be added to existing clusters in less than 60 seconds, without any downtime.

- *Enhanced Business Processes and Revenue Opportunities.* By providing faster data access, faster data processing and streamlined workflows, our systems enable customers to manage the rapid growth in their digital content, capitalize on new products and service models for delivering digital content and unlock new revenue opportunities. For example, NBC used Isilon IQ solutions to store, access and edit more than 1,200 broadcast hours over six networks during the 17 days of events at the 2004 Summer Olympics, providing immediate access to all programming and tripling the number of broadcast hours compared with previous Olympics. Similarly, using our Isilon IQ storage system, a major aerospace and defense company unified its engine test results from previously disparate data sources into one large pool of storage, greatly improving the efficiency, speed and cost of its test operations.

- *Complementary to Existing Solutions for Structured Data.* Our customers typically deploy our solutions specifically for digital content while maintaining their existing storage systems for structured data. Our use of industry standard hardware and standard file sharing protocols greatly eases integration with existing enterprise systems and substantially reduces the need to change existing data center infrastructures or use proprietary tools or software. In addition, our software enables our storage systems to be adaptable to technology that exists in our customers' data center environments.

Our Strategy

Our strategic focus is to enhance our position as a leading provider of clustered storage solutions for digital content. Key elements of this strategy include:

- *Focus on High-Growth, Data-Intensive Markets.* We intend to expand our customer base by focusing on markets where the storage and management of digital content are critical to the success of many enterprises. To date, our solutions have been deployed by customers in industries such as media and entertainment,

Internet, cable and telecommunications, oil and gas, life sciences, and manufacturing, and by the federal government. We intend to invest in our direct sales force and channel partners to further penetrate these and other markets domestically and internationally.

- *Continue to Enhance OneFS and Deliver Additional Software Applications.* Our OneFS operating system software is the core of our Isilon IQ clustered storage architecture. We intend to continue to enhance our OneFS operating system software with greater levels of automation, functionality and performance and to develop new software functionality in areas such as archiving, data protection and storage management.

- *Leverage Trends in Commodity Hardware to Improve Price-Performance Attributes of Our Systems.* Our software-based architecture is designed to allow us to integrate quickly and easily into our systems technology improvements, including those in components such as CPUs, disk drives and memory chips. Our systems are built using industry standard hardware rather than proprietary hardware, enabling us to address our customers' needs in a cost-effective manner. As a result, our customers benefit as the price-performance attributes of these components improve over time. We intend to proactively incorporate advances in computing, storage and networking technologies into our storage systems.

- *Optimize Repeat Order Business Model.* Because of the modular nature of our clustered storage systems, our customers have typically deployed our systems in an incremental fashion. We intend to continue to design our systems to take advantage of our modular architecture, enabling our customers to scale deployments in step with their growing capacity and performance needs.

- *Utilize Channel Partners to Expand Global Market Penetration.* We received 55% of our total revenue in 2007 through indirect channels. We have established a distribution channel program that, as of December 30, 2007, had more than 150 value-added resellers and distributors worldwide. We believe the ease of use and installation of our systems makes them well-suited for distribution by channel partners. We believe the international opportunity for our systems is significant and we have expanded the number of our channel partners in Asia-Pacific and Europe. We intend to continue adding value-added resellers and distributors to expand the global distribution of our systems.

Technology and Architecture

We have designed a clustered storage system architecture, which consists of independent nodes that are all integrated with our OneFS operating system software to form a single shared resource. Our clustered storage systems are designed to be installed easily in standard enterprise data center environments and are accessible to users and applications running Windows, Unix/Linux and Mac operating systems using industry standard file sharing protocols over standard Gigabit Ethernet networks. Nodes within our clustered storage systems communicate with each other over a dedicated back-end network comprised of either InfiniBand or standard Gigabit Ethernet. Our clustered architecture is designed so each node has full visibility and write/read access to or from one single expandable file system. We built our clustered storage system architecture with industry standard hardware, to take advantage of significant advances in performance or capacity. In addition to our clustered storage systems, we provide standalone software applications designed to operate with our OneFS operating system software and leverage our clustered storage architecture.

Our OneFS operating system software is the core technology of our Isilon IQ clustered storage architecture and provides a single unified operating system across our entire product family. The OneFS operating system software is designed with file-striping functionality across each node in a cluster, a fully-distributed lock manager, caching, fully-distributed meta-data, and a remote block manager to maintain global coherency and synchronization across an entire cluster. We have designed an intracluster protocol into our systems to further optimize scalability, throughput and reliability.

Our OneFS operating system software creates a single, expandable, shared pool of storage that can be used across a wide range of applications, including the production, analysis, delivery and archiving of digital content.

Our OneFS operating system software provides a number of key features including:

- *AutoBalance.* Automatically balances data across all nodes in a cluster in real-time, reducing throughput bottlenecks, maximizing performance and storage utilization, and eliminating the downtime commonly associated with the manual data migrations required by traditional storage systems. AutoBalance automatically migrates and rebalances data as additional nodes are added to a cluster.

- *FlexProtect-AP.* Provides the functionality that enables peering of nodes, incorporation of redundancy and reduction of the vulnerability of a cluster to any single point of failure. Its striping policies incorporated into OneFS are based on the Reed Solomon error correction code, span multiple nodes within a cluster and can be set at any level, including the cluster, directory, sub-directory or even individual file level. FlexProtect-AP is designed to re-build files automatically across the existing distributed free space in the cluster in parallel, eliminating the need to have disks dedicated solely to potential rebuild purposes, as is typically required with traditional storage architectures. It also identifies "at risk" disks and preemptively migrates relevant data from the "at risk" disks to available free space within other parts of the cluster.

- *SmartCache.* Utilizes predictive software algorithms and the OneFS file-striping feature to enhance throughput for an Isilon IQ cluster. SmartCache is a globally-coherent memory cache that is optimized for digital content, can read and write data and is able to expand automatically as additional nodes are added to any Isilon IQ cluster.

- *WebAdmin.* Configures, monitors and manages an Isilon IQ cluster using a single, web-based management interface. The central, web-based interface permits a real-time, single level of management for cluster performance, capacity utilization, quotas, monitoring, diagnostics and management of software applications such as our SyncIQ® replication software product. Using the web interface, users can add or remove nodes from the cluster with a click of the mouse.

Products

Our product family consists of clustered storage systems and related software applications. Our clustered storage systems combine our fourth-generation OneFS operating system software with our Isilon IQ platform nodes. OneFS contains integrated file system, volume manager and RAID functionality in a distributed file system architecture and improves storage capacity, data throughput and system manageability. Our customers can optimize system performance, capacity or both with our platform extension nodes: the Isilon IQ Accelerator and the Isilon EX 6000, EX 9000 and EX 12000. We also offer five related software applications that extend the capabilities and functionality of our systems: SyncIQ replication software, SmartConnect™ load-balancing software, SnapshotIQ™ protection software, SmartQuotas™ management and provisioning software and MigrationIQ™ tiered data storage migration software.

Isilon IQ Platform Nodes. Our Isilon IQ platform nodes combine a storage server and, depending on the system, 1.92, 2.00, 3.00, 6.00, 9.00 or 12.00 terabytes of raw disk capacity in dense, self-contained storage nodes that work together in a single cluster. Each high-end enterprise line of Isilon IQ nodes is a 3.5-inch high server and has 12 SATA-II disk drives and 4.5 gigabytes of globally-coherent, read and write cache. A system requires a minimum of three nodes and can scale up to 96 nodes in a cluster. All nodes support both high-performance InfiniBand and standard Gigabit Ethernet interfaces for intra-cluster communication and provide front-side communication via standard Gigabit Ethernet. The Isilon IQ 200 model node is a 1.75 inches high server and has four SATA-II disk drives and 4.5 gigabytes of globally-coherent, read and write cache. An Isilon IQ 200 system requires a minimum of three nodes and can scale up to 24 nodes in a cluster. Isilon IQ 200 nodes support standard Gigabit Ethernet interfaces for intra-cluster communication and also provide front-side communication via standard Gigabit Ethernet.

Isilon IQ Accelerator. Our Isilon IQ Accelerator enables customers to increase the performance, or aggregate write and read throughput, of their data storage system modularly without adding storage capacity. Isilon IQ Accelerator nodes can be added to any Isilon IQ storage cluster in as little as 15 seconds and utilize InfiniBand networking to scale aggregate data throughput independently to ten gigabytes per second with no system downtime.

Isilon EX series. Our Isilon EX 6000, EX 9000 and EX 12000 products enable customers to increase their data storage capacity modularly without the cost of adding additional performance. Designed as an extremely low cost, high capacity clustered storage product, each Isilon EX 6000 contains 6 terabytes of SATA-II disk capacity (9 terabytes for the EX 9000 and 12 terabytes for the EX 12000) in a 2U form factor and utilizes state-of-the-art Serial Attached SCSI (SAS) technology to connect to an Isilon IQ 6000, IQ 9000 or IQ 12000 platform node. Combining our OneFS operating system software with a high-speed SAS interconnect creates a high-density system that modularly scales from 60 terabytes to more than 1,600 terabytes in a single data storage pool. This solution is designed to integrate quickly and easily within existing enterprise network infrastructures, communicate standard file sharing protocols over Gigabit Ethernet, and serve as a multi-tier storage solution for near-line, archive, disk-to-disk backup and restore, as well as remote disaster recovery applications.

SyncIQ Replication Software. Our SyncIQ replication software application provides asynchronous file-based replication to one or more Isilon IQ clusters over any WAN/LAN IP network through a policy-based engine for disaster recovery disk-to-disk backup/recovery, and distributed workflow or delivery environments. Only those parts of a file system that have changed are replicated to the target cluster. In this manner, our SyncIQ replication software leverages its distributed file system architecture to maximize efficiency in the replication process.

SmartConnect Load-Balancing Software. Our SmartConnect software application streamlines connection management by automatically distributing client connections across individual nodes in a cluster based on defined policies, such as CPU utilization, connection count and throughput, optimizing performance and simplifying the scaling of applications and storage resources. Client and application connections can be load-balanced across all Isilon IQ nodes within a cluster without installing client-side drivers or other network devices. Additionally, SmartConnect is designed to provide seamless failover for Unix and Linux clients during planned or unplanned outages.

SnapshotIQ Protection Software. Our SnapshotIQ software application provides a simple, scalable and flexible way to enable enterprise-class protection for clustered storage. Isilon's snapshots are locally retained, read-only and incorruptible point-in-time images of data that distribute an unlimited number of snapshots across multiple Isilon IQ clustered storage nodes. Isilon snapshots typically take less than one second to create and incur minimal performance overhead, regardless of the size of the file system or directory being snapshot. Additionally, only changes to blocks of data that make up a file are reflected in the snapshot, ensuring efficient snapshot storage utilization.

SmartQuotas Data Management Software. Our SmartQuotas data management and provisioning software application gives enterprises the ability to control and limit storage usage across their organization, and provision a single pool of Isilon clustered storage to best meet their unique storage challenges. SmartQuotas enables storage administrators to assign quotas that seamlessly partition a highly scalable, single, shared pool of storage into easily managed segments. SmartQuotas' thin provisioning capability enables administrators to present more storage capacity to applications and users than is physically installed. Administrators can limit their actual physical storage resources to what is only needed today, and automatically add storage resources on-demand to meet changing business requirements tomorrow.

MigrationIQ Tiered Clustered Storage Software. Our MigrationIQ software application provides enterprises with the ability to automatically and easily migrate digital content between high-performance, Tier-1 clustered storage and high-capacity, Tier-2 nearline archive clustered storage, thereby streamlining workflows, optimizing storage resources and extracting maximum value from digital content assets at every point in the information lifecycle.

Customers

Through the end of fiscal 2007, we have sold our products worldwide to more than 675 end customers in a variety of industries, including media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences, manufacturing, and the federal government. Our systems are deployed in a wide range of organizations, from large global enterprises with hundreds or thousands of locations to small organizations with just one location. During 2007, Eastman Kodak Company accounted for 10% of our total revenue. In 2006, Comcast Corporation, which purchased through one of our resellers, and Eastman Kodak Company accounted for 15% and 10%, respectively, of our total revenue. Both of these customers buy our products on a purchase order basis, and neither has a long-term contract or minimum purchase commitment. In 2007 and 2006, we derived 27% and 24%, respectively, of our total revenue from customers outside of the United States, primarily in Canada, Europe, Japan and other Asian countries. For further information about revenue recognized from international customers, see Note 11 to our consolidated financial statements included in Item 8.

Sales and Marketing

We sell our products and services indirectly through channel partners and directly through our field sales force, targeting enterprises and government organizations that have the need to store significant amounts of digital content:

- *Value-Added Resellers and Distributors.* We currently have more than 150 channel partners that resell and/or distribute our products in the United States and internationally. These partners help market and sell our products to a broad array of enterprises and government organizations across our core markets. We typically enter into non-exclusive, written distribution agreements with our channel partners, and these agreements generally have a one-year term with no minimum sales commitment.
- *Field Sales Force.* Our field sales force is responsible for managing all direct and indirect sales within our geographic territories, including North America, France, Germany, Japan, Korea, China, Australia, and the United Kingdom.
- *Original Equipment Manufacturers.* We have established partnerships with original equipment manufacturing, or OEM, companies that bundle their products with ours to address the challenges of a particular market or application. We have entered into OEM agreements with Harris Corporation, Schlumberger Corporation and Kodak Corporation.

We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website, and collaborative relationships with technology vendors.

Support and Services

We offer tiered customer support programs tailored to the service needs of our customers. We typically grant customers rights to unspecified software updates and maintenance releases and patches that become available during the support period. Product support includes Internet access to technical content, as well as 24-hour telephone and email access to technical support personnel. Service contracts typically have a one-year or three-year term. Substantially all of our support personnel are based in Seattle, Washington and support is available seven days a week. In addition, we work with third parties to provide onsite hardware support, hardware replacement, spares inventory and other field services in Europe, Japan and North America. As we expand, we expect to continue to hire additional technical support personnel to service our domestic and international customer base.

We currently provide primary product support for our channel partners, although we anticipate that, in the future, we will train our partners to provide most of the primary product support and we will provide secondary support.

Manufacturing

We outsource the manufacturing of all our systems and currently rely on a single contract manufacturer. On December 7, 2007, we provided notice to our initial contract manufacturer, Sanmina-SCI Corporation, of our intent to terminate for convenience the Manufacturing Services Agreement we entered into on February 17, 2006. In an agreement dated August 30, 2007, we established a contract manufacturing relationship with Solectron Corporation, subsequently acquired by Flextronics International Ltd. This agreement provides current terms and operating conditions while we are continuing to negotiate a master services agreement. Since that time, we have utilized Flextronics to manufacture and assemble our products, procure components for our systems and help manage our supply chain, perform testing and manage delivery of our products.

Our contract manufacturer provides us with a wide range of operational and manufacturing services. We rely on Flextronics to procure a majority of the components for our systems, including disk drives, CPUs and power supplies. Flextronics purchases these components from multiple vendors in order to obtain competitive pricing. We work closely with Flextronics to ensure that we have the supply of products necessary to satisfy our product delivery schedule. This may include a requirement for Flextronics periodically to increase the amount of finished goods and component inventory that it carries in advance to meet anticipated customer product shipments. We purchase our finished goods inventory from Flextronics using purchase orders. Delivery on our Flextronics purchase orders occurs at the time that Flextronics ships products to our customers. This process is designed to minimize the amount of inventory that we are required to retain to meet customer demand.

Flextronics performs final test and assembly and manages the delivery of all of our products. We rely on Flextronics' global distribution capabilities to optimize the delivery of our products.

We generally engage Flextronics to manufacture our products only after we receive orders from our customers. However, customers may cancel or reschedule orders, and delivery schedules requested by customers may vary based upon each customer's particular needs. For these reasons, orders may not constitute a firm backlog and may not be a meaningful indicator of future revenue. We typically maintain with Flextronics a rolling 90-day firm order for products they manufacture for us, and these orders may only be rescheduled, modified or cancelled under certain circumstances.

Research and Development

Our research and development organization is responsible for the design, development, testing and certification of our clustered storage systems, OneFS operating system software and related storage software applications. Our research and development group is mainly located at our headquarters in Seattle, Washington or in our office in Minneapolis, Minnesota. We also used a twelve-person software development team from a third-party contract engineering provider in Moscow, Russia. Our engineering efforts support product development across all major operating systems, hardware and software applications. We also test our products to certify and ensure interoperability with third-party hardware and software products. We have also made substantial investments in the automation of our product test and quality assurance laboratories. We plan to dedicate significant resources to these continued research and development efforts. Further, as we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications.

Our research and development expenses were $19.9 million in 2007, $16.5 million in 2006, and $12.5 million in 2005.

Competition

The data storage market is highly competitive and is characterized by rapidly changing technology. Our primary competitors include large traditional networked storage vendors including EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, International Business Machines Corporation, Network Appliance, Inc. and Sun Microsystems, Inc. In addition, we compete against internally developed storage solutions as well as combined third-party software and hardware solutions. Also, a number of new, privately held companies are currently attempting to enter our market, some of which may become significant competitors in the future.

We believe that the principal competitive factors affecting the data storage market include such storage system attributes as:

- scalability;
- performance, including the ability to provide high throughput as well as access for multiple concurrent users;
- ease of installation and management by IT personnel;
- reliability to ensure uninterrupted user access; and
- cost efficiency in acquisition, deployment and ongoing support.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Some of our competitors, including EMC Corporation and Network Appliance, Inc., have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. As a result, we cannot assure you that our products will compete favorably, and any failure to do so could seriously harm our business, operating results and financial condition.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections.

We have two issued U.S. patents, and 35 pending U.S. patent applications. Of these pending applications, four are continuation applications. One of the pending applications has been allowed and is expected to issue as a patent. Six of the pending applications have received examiner office actions. The remaining 28 pending applications are awaiting a first examiner office action. We have also filed four applications through the Patent Cooperation Treaty, or PCT. Two of these PCT applications have entered the national phase in China, Europe, and Japan. The other two PCT applications have not yet entered the national phase.

We are the owner of four registered trademarks in the United States: ISILON, ISILON SYSTEMS, ONEFS and SYNCIQ, along with a pending but approved trademark application for HOW BREAKTHROUGHS BEGIN. We are the owner of international trademark registrations for ISILON in the European Union, Australia and Canada; ISILON SYSTEMS in the European Union, Australia, Canada, Japan and Singapore; ONEFS and SYNCIQ in the European Union, Australia, Canada, Japan, Korea and Singapore; and HOW BREAKTHROUGHS BEGIN in the European Union and Australia. Isilon is the owner of pending international trademark applications for ISILON in China, Japan, Korea and Singapore; ISILON SYSTEMS in China and Korea; ONEFS in China; and HOW BREAKTHROUGHS BEGIN in Canada, Japan, Korea and Singapore.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights and license and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our market increase. We have not, to date, been involved in any litigation related to intellectual property.

Governmental Regulation

Various international laws regulate the use and disposal of certain hazardous materials incorporated in our products, and various national laws regulate the export and import of our products across international borders. The requirement to comply with environmental regulations or export and import controls could cause us to incur substantial costs or subject us to business interruptions. For more information, refer to "Risk Factors — Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance" and "Risk Factors — We are subject to governmental export and import controls that could impair our ability to compete in international markets."

Employees

As of December 30, 2007, we had 321 employees worldwide, including 141 in sales and marketing, 103 in research and development, 33 in support and services, and 44 in finance, legal, administration and operations. None of our employees are represented by a labor union, and we consider current employee relations to be good.

Geographic Information

During our last three fiscal years, the majority of our revenue was generated within the United States, and primarily all of our long-lived assets are located within the United States.

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
	(Dollars in thousands)		
Revenue by geography:			
Domestic	$64,936	$46,465	$17,559
International	24,062	14,741	3,524
Total revenue	$88,998	$61,206	$21,083
% revenue by geography:			
Domestic	73%	76%	83%
International	27	24	17
Total	100%	100%	100%

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

Segment Information

As discussed in Note 11 to our consolidated financial statements, our business is organized within one reportable segment.

Executive Officers and Directors

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers:		
Sujal M. Patel	33	President, Chief Executive Officer and Director
William D. Richter	33	Interim Chief Financial Officer
Keenan M. Conder	45	Vice President General Counsel and Corporate Secretary
Steven D. Fitz	43	Senior Vice President Worldwide Sales
Paul G. Rutherford	51	Chief Technology Officer
Brett L. Helsel	48	Senior Vice President Engineering
Brett G. Goodwin	40	Vice President Marketing and Business Development
Gwen E. Weld	50	Vice President Human Resources and Organizational Development
Directors:		
Barry J. Fidelman	67	Director
Elliott H. Jurgensen, Jr.	63	Director
Gregory L. McAdoo	43	Director
Matthew S. McIlwain	43	Director
James G. Richardson	50	Director
William D. Ruckelshaus	75	Chairman of the Board of Directors and Director
Peter H. van Oppen	55	Director

Sujal M. Patel is one of Isilon's founders and has served as a director since 2001 and as our President and Chief Executive Officer since October 2007. Mr. Patel also served as our Chief Technology Officer from 2001 to March 2008 and as President and Chief Executive Officer since the founding of Isilon in 2001 until August 2003. Prior to joining us, from 1996 to 2001, Mr. Patel served in various engineering roles at RealNetworks, Inc., a provider of Internet media delivery software and services, most recently as Development Manager, RealSystem Products, in which capacity he was the chief architect for the second generation of RealSystem products. Mr. Patel received a Bachelor of Science degree in computer science from the University of Maryland at College Park.

William D. Richter has served as Isilon's interim Chief Financial Officer since October 2007 and as our Controller since December 2006. Prior to joining us, from August 2005 to December 2006, Mr. Richter served at Amazon.com, Inc., an e-commerce company, most recently as Director of Accounting and Finance. From 1997 to August 2005, Mr. Richter served in various roles at PricewaterhouseCoopers, LLP, an accounting firm, most recently as a Senior Manager in the Audit department. Mr. Richter received a Bachelor of Arts degree in business administration from the University of Washington and is a Washington State Licensed and Certified Public Accountant.

Keenan M. Conder has served as Isilon's Vice President, General Counsel and Corporate Secretary since June 2007. Prior to joining us, from March 2004 to August 2006, Mr. Conder served as Senior Vice President, General Counsel and Secretary of Expedia, Inc., an online travel agency. From May 2002 to February 2004, Mr. Conder served as Senior Vice President and General Counsel of Travelocity.com LP, an online travel agency, and from June 2000 through April 2002 as its Vice President and Associate General Counsel. From 1996 to 2000, Mr. Conder held various positions in the legal department at Sabre Inc., most recently as Senior Managing Attorney. Prior to Sabre, Mr. Conder was an attorney in the legal department of American Airlines and, prior to that, an attorney with Munsch, Hardt, Kopf, Harr & Dinan, a Dallas law firm. Mr. Conder received a Bachelor of Arts degree in Economics from the University of North Carolina and a Juris Doctor degree from Wake Forest University.

Steven D. Fitz has served as Isilon's Senior Vice President Worldwide Sales since April 2007. Prior to joining us, from 1993 to April 2007, Mr. Fitz served in various positions at EMC Corporation, a developer and provider of information infrastructure technology and solutions, including Divisional Vice President from 2000 to 2002 and as President of Asia Pacific/Japan from 2002 to April 2007. Prior to EMC, Mr. Fitz was a major account manager at Storagetek Corporation (subsequently purchased by Sun Microsystems, Inc.) and, prior to that, an account executive at EMC. Mr. Fitz received a Bachelor of Arts degree in business administration from the University of Massachusetts.

Paul G. Rutherford has served as Isilon's Chief Technology Officer since March 2008. Mr. Rutherford also served as our Vice President of Engineering from April 2007 to March 2008 and as our Director of Engineering from October 2005 to April 2007. Prior to joining us, from 1999 to October 2005, Mr. Rutherford served as Chief Technology Officer of Advanced Digital Information Corporation (subsequently acquired by Quantum Corporation), a supplier of automated tape systems, after its acquisition of EMASS, the tape storage division of Raytheon Corporation. From 1995 to 1998, Mr. Rutherford served as General Manager and Vice President of Software Engineering at EMASS. From 1987 to 1993, Mr. Rutherford held various positions at Cray Research, Inc. (subsequently merged with Silicon Graphics), a supercomputer manufacturer, most recently as Director of Storage Systems Development. Mr. Rutherford received a Bachelor of Science degree in computer science from the University of Minnesota.

Brett L. Helsel has served as Isilon's Senior Vice President of Engineering since March 2008. Prior to joining us, from September 2003 to March 2008, Mr. Helsel served as Chairman and Chief Executive Officer of Lockdown Networks, Inc., a provider of network access control appliances. From 1998 to June 2003, Mr. Helsel served at F5 Networks, Inc., an application traffic management company, as Chief Technology Officer and Senior Vice President of Product Development. From 1997 to 1998, Mr. Helsel served as Vice President, Product Development at Cybersafe, Inc. From 1994 to 1997, Mr. Helsel served as Site Development Manager for Wall Data Inc. (subsequently acquired by NetManage Inc.). Mr. Helsel received Bachelor of Science degrees in geophysics and oceanography from the Florida Institute of Technology and is a graduate of the University of Washington's Executive Management Program.

Brett G. Goodwin has served as Isilon's Vice President of Marketing and Business Development since October 2002, after joining us in March 2002 as our Vice President of Business Development. Prior to joining us, Mr. Goodwin served in various positions from 1996 to March 2002 at RealNetworks, Inc., including Group Product Manager and most recently as General Manager of Corporate Development. From 1994 to 1996, Mr. Goodwin served as a Senior Product Marketing Manager at AT&T Wireless Services. From 1989 to 1992, Mr. Goodwin worked for Booz, Allen & Hamilton, a consulting firm, as a management consultant. Mr. Goodwin received a Bachelor of Arts degree in mathematical economics from Pomona College and a Master of Business Administration degree from the Stanford Graduate School of Business.

Gwen E. Weld has served as Isilon's Vice President of Human Resources and Organizational Development since June 2006. Prior to joining us, Ms. Weld served in various senior human resources positions from 1985 to April 2004 at Microsoft Corporation, most recently overseeing Microsoft's worldwide recruiting and alternative staffing as its General Manager, Staffing. Ms. Weld also served as General Manager of Microsoft HR, managing the human resources agenda for the sales, corporate marketing, human resources, finance, legal and operations groups globally. Ms. Weld also served as Director of International Business Development for CarPoint and Director of Business Strategy and Management for Interactive Services, both divisions of Microsoft. Ms. Weld studied business administration at Pace University.

Barry J. Fidelman has served as a director since May 2003. Mr. Fidelman has been a Partner of Atlas Venture, a venture capital firm, since 1988. Prior to Atlas Venture, Mr. Fidelman held senior executive positions for Data General, Apollo Computer and Alliant Computer. Mr. Fidelman also currently serves on the boards of directors of several private companies. Mr. Fidelman received a Bachelor of Science degree in electrical engineering from Massachusetts Institute of Technology and a Master of Business Administration degree from Harvard Business School.

Elliott H. Jurgensen, Jr. has served as a director since April 2006. Mr. Jurgensen retired from KPMG LLP, an accounting firm, in January 2003 after 32 years as an auditor, including 23 years as a partner. Mr. Jurgensen held a number of leadership roles with KPMG, including national partner in charge of its hospitality industry practice from

1981 to 1993, Managing Partner of the Bellevue office from 1982 to 1991 and Managing Partner of the Seattle office from 1993 to October 2002. Mr. Jurgensen currently serves on the boards of directors of BSquare Corporation, McCormick & Schmick's Seafood Restaurants, Inc., and Varolii Corporation. Mr. Jurgensen received a Bachelor of Science degree in accounting from San Jose State University.

Gregory L. McAdoo has served as a director since July 2002. Mr. McAdoo has been a Partner of Sequoia Capital, a venture capital firm, since 2000. Prior to Sequoia Capital, Mr. McAdoo served as President and Chief Executive Officer of Sentient Networks, a circuit emulation company that was acquired by Cisco Systems, Inc. in 1999. Mr. McAdoo has more than 17 years of engineering and management experience in the networking industry and has held senior engineering and executive level management positions at Cisco Systems, Inc., Sourcecom, Micom Communications and Datability Systems. Mr. McAdoo also serves on the boards of directors of flipt, Inc. and PowerFile, Inc. Mr. McAdoo received a Bachelor of Science degree in electrical engineering from Stevens Institute of Technology.

Matthew S. McIlwain has served as a director since February 2008 and also served as a director from May 2001 to April 2007. Since June 2002, Mr. McIlwain has served as a Managing Director of Madrona Venture Group, a venture capital firm, which he joined in May 2000. Prior to joining Madrona, Mr. McIlwain served as Vice President of Business Process for Genuine Parts Company. Previously, Mr. McIlwain served as an Engagement Manager at McKinsey & Company, where he focused on strategy and marketing in technology-driven industries, and also worked in investment banking at Credit Suisse First Boston. Mr. McIlwain currently serves on the boards of directors of several private companies. Mr. McIlwain received a Bachelor of Arts degree in government and economics from Dartmouth College, a Master of Arts degree in public policy from Harvard University's Kennedy School of Government and a Master of Business Administration degree from Harvard Business School.

James G. Richardson has served as a director since October 2006. Mr. Richardson has been with Cisco Systems, Inc. since 1990, where he began his career as the founder of Cisco's Canadian operations. Mr. Richardson has served as Cisco's Senior Vice President, Commercial Business since January 2006 and has held numerous other senior leadership positions at Cisco, including Vice President of North American Operations; President of EMEA and Senior Vice President; Senior Vice President of the Enterprise Line of Business and Internet Communications Software Group; and Senior Vice President, Chief Marketing Officer. Mr. Richardson received a Bachelor of Commerce degree in marketing and finance from Queen's University in Kingston, Ontario.

William D. Ruckelshaus has served as a director since October 2004 and as Chairman of the Board of Directors since August 2006. Mr. Ruckelshaus has served in a consultative capacity to the Madrona Venture Group as a non-management strategic director since 1999. From 1988 to 1995, Mr. Ruckelshaus served as Chairman and Chief Executive Officer of Browning-Ferris Industries, and from 1995 to 1999 he served as Chairman. Mr. Ruckelshaus served as the founding Administrator of the U.S. Environmental Protection Agency in 1970 and has served as Acting Director of the Federal Bureau of Investigation and Deputy Attorney General of the U.S. Department of Justice. Mr. Ruckelshaus served as Senior Vice President for Law and Corporate Affairs for the Weyerhaeuser Company and again served as EPA Administrator in the mid-1980s before joining Perkins Coie LLP, a private law firm, where he worked as an attorney. Mr. Ruckelshaus has previously served on the boards of directors of several corporations, including Cummins Engine Company, Nordstrom and the Weyerhaeuser Company. Mr. Ruckelshaus is a member of the board of directors of World Resources Institute in Washington, D.C. and is a member of the U.S. Commission on Ocean Policy. Mr. Ruckelshaus received a Bachelor of Arts degree in politics from Princeton University and a Juris Doctorate degree from Harvard Law School.

Peter H. van Oppen has served as a director since February 2008. Mr. van Oppen most recently served as Chief Executive Officer and Chairman of the Board for Advanced Digital Information Corporation (ADIC) for twelve years, from 1994 through its acquisition by Quantum Corp. in 2006. Prior to ADIC, van Oppen served as President and Chief Executive Officer of Interpoint from 1989 until its acquisition by Crane Co. in October 1996, and has also been a managing consultant at Price Waterhouse LLP and Bain & Company. Mr. van Oppen received a Bachelor of Arts degree in political science from Whitman College and a Master of Business Administration degree from Harvard Business School, where he was a Baker Scholar.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

FACTORS AFFECTING OUR OPERATING RESULTS, BUSINESS PROSPECTS AND MARKET PRICE OF STOCK

ITEM 1A. *Risk Factors*

This Annual Report on Form 10-K, or Form 10-K, including any information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed below in this Item 1A and those discussed elsewhere in this Form 10-K. We encourage investors to review these factors carefully. We may from time to time make additional written and oral forward-looking statements, including statements contained in our filings with the SEC. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us.

Before you invest in our securities, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risks and uncertainties, together with all of the other information included in this Annual Report on Form 10-K.

Risks Related to Our Restatement

Matters relating to or arising from our recent restatement and weaknesses in our internal controls, including adverse publicity and potential concerns from our customers and prospective customers, regulatory inquiries, and litigation matters, could have a material adverse effect on our business, revenues, operating results, or financial condition.

As more fully described in the explanatory note on page 3 of this Annual Report on Form 10-K, in November 2007, our Audit Committee initiated an independent investigation of certain of our sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition, and whether our internal controls relating to revenue recognition are sufficient. Our Audit Committee conducted its investigation and review with the assistance of independent counsel and an independent forensic accounting advisor.

On April 2, 2008, we announced the completion of the investigation and filed this Annual Report on Form 10-K for the year ended December 30, 2007, which we refer to as the Form 10-K and which, includes our restated financial statements for the fiscal year ended December 31, 2006, and our restated financial information for the first and second quarters of fiscal 2007, ended April 1, 2007 and July 1, 2007, respectively. The circumstances and findings of our Audit Committee's investigation are more fully described in the explanatory note on page 3 of this Form 10-K.

The investigation and resulting restatement could have a material adverse effect on our relationships with customers and customer prospects, has already resulted in the initiation of securities class action litigation and derivative litigation, and could result in other civil litigation or formal or informal regulatory inquiries or litigation, any of which could have a material adverse effect on our business, revenues, operating results, or financial condition. Under Delaware law, our bylaws, and certain indemnification agreements, we may have an obligation to indemnify certain current and former officers and directors in relation to these matters. Such indemnification may have a material adverse effect on our business, results of operations, and financial condition to the extent insurance does not cover our costs. The insurance carriers that provide our directors' and officers' liability policies may seek to rescind or deny coverage with respect to those pending investigations or actions in whole or in part, or we may not have sufficient coverage under such policies, in which case our business, results of operations, and financial condition may be materially and adversely affected.

Impact on our Business

As a result of the investigation, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, approximately five months late. Our non-compliance with public reporting obligations also subjected us to delisting proceedings from the NASDAQ Global Market. We believe that our competitors have sought and will continue to seek to leverage the restatement and investigation to try and raise concerns about us in the minds of our customers and customer prospects. Our delinquency, the restatement, resulting litigation, any regulatory inquiries, and other adverse publicity could affect our relationships with customers and customer prospects and could have a material adverse effect on our business, revenues, operating results, and financial condition and cash flows.

Litigation and Regulatory Matters

As further described in Part I, Item 3 of this Form 10-K, we and certain of our executive officers are defendants in a consolidated federal securities class action. Although a consolidated complaint has not yet been filed, the pre-consolidation complaint alleged that defendants violated section 10(b) and 20(a) of the Exchange Act and rule 10b-5 promulgated under the Exchange Act by making false or misleading statements and claims. In addition, on March 18, 2008, a shareholder derivative action was filed in the Superior Court of the State of Washington (King County), allegedly on behalf of and for the benefit of the Company, against certain of our current and former directors and officers. The Company was also named as a nominal defendant. A substantially similar complaint was filed in the same court on March 24, 2008. The derivative complaints allege that the individual defendants breached fiduciary duties owed to the Company by publicly misrepresenting Isilon's business prospects, and by failing to properly account for certain revenues earned in our fiscal year ended December 31, 2006, and first and second quarters in fiscal 2007.

Both these matters are in preliminary stages. We cannot predict the claims, allegations, class period, or outcome of these matters. In addition, we cannot provide any assurances that the final outcome of the securities lawsuit or the derivative lawsuits will not have a material adverse effect on our business, results of operations, or financial condition. We may become subject to additional litigation, regulatory inquires, including potential SEC inquiries, or other proceedings or actions arising out of our Audit Committee's investigation and the related restatement of our historic financial statements. Litigation and any potential regulatory actions or proceedings can be time-consuming and expensive and could divert management time and attention from our business, which could have a material adverse effect on our revenues and results of operations. The adverse resolution of any specific lawsuit or potential regulatory action or proceeding could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated operating results, our ability to operate our business and investors' views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, and financial condition and could cause the trading price of our common stock to fall dramatically. In our Quarterly Report on Form 10-Q for the period-ended September 30, 2007, our Chief Executive Officer and Chief Financial Officer determined that our internal control over financial reporting was not effective.

Our Audit Committee's investigation of revenue recognition issues identified internal control weaknesses relating primarily to the failure to communicate complete information regarding certain sales transactions containing non-standard terms among finance, accounting, legal, sales and senior management personnel and an ineffective risk assessment process. This material weakness was remediated as of December 30, 2007.

Remedying our material weakness has required substantial management time and attention and incremental expenses. Any failure to maintain the remediation of our identified control deficiencies or any additional errors or delays in our financial reporting, whether or not resulting from a failure to remedy the deficiencies that resulted in the current restatement, would have a material adverse effect on our business and results of operations and could have a substantial adverse impact on the trading price of our common stock and our relationships with customers.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to ensure that information regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company will have been detected. As discussed in this Form 10-K, our Audit Committee and management have identified control deficiencies in the past and may identify additional deficiencies in the future.

We will continue to be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. In complying with the Act in connection with this Annual Report on Form 10-K for our year ended December 30, 2007, we have expended significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act and expect to continue to expend significant resources in maintaining this compliance. We cannot be certain that the actions we have taken to improve our internal control over financial reporting will be sufficient or that we will be able to maintain and continue to implement and improve our processes and procedures in the future, which could cause us to be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our consolidated financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

Risks Related to Our Business and Industry

We have a history of losses, and we may not achieve profitability in the future.

We have not been profitable in any fiscal period since we were formed. We experienced a net loss of $26.9 million in 2007 and $26.0 million in 2006. As of December 30, 2007, our accumulated deficit was $102.6 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including expenditures for additional sales and marketing and research and development personnel. We may encounter unforeseen difficulties, complications and delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods are not likely to be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base.

The storage market is highly competitive and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. For instance, the decrease in the price of disk drives and other industry standard hardware components has resulted in increased pricing pressure and a reduction in the price per megabyte of storage.

Currently, we face competition from a number of established companies, including EMC Corporation, Hewlett-Packard Company, Hitachi Data Systems Corporation, International Business Machines Corporation, Network Appliance, Inc. and Sun Microsystems, Inc. We also face competition from a large number of private companies and recent market entrants. Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

We expect increased competition from other established and emerging companies, including companies such as networking infrastructure and storage management companies that provide complementary technology and functionality. In addition, third parties currently selling our products could market products and services that compete with ours. Some of our competitors, including EMC and Network Appliance, have made acquisitions of businesses that allow them to offer more directly competitive and comprehensive solutions than they had previously offered. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In addition, large operating system and application vendors, such as Microsoft Corporation, have introduced and may in the future introduce products or functionality that include some of the same functions offered by our products. In the future, further development by these vendors could cause our products to become obsolete. In addition, we compete against internally developed storage solutions as well as combined third-party software and hardware solutions. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs near the end of the quarter. As a result, small delays can make our operating results difficult to predict. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company, the price of our common stock would likely decline.

Factors that may affect our operating results include:

- the timing and magnitude of shipments and timing of installations of our products in each quarter;
- our ability to build and expand our direct sales operations and reseller distribution channels;
- our ability to build sales backlogs and improve sales linearity;
- reductions in customers' budgets for information technology purchases, delays in their purchasing cycles or deferments of their product purchases in anticipation of new products or updates from us or our competitors;
- the rates at which customers purchase additional storage systems from us and renew their service contracts with us;
- the timing of recognizing revenue as a result of revenue recognition rules;
- fluctuations in demand, sales cycles and prices for our products and services;
- our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;
- the timing of product releases, upgrades or announcements by us or our competitors;
- any change in competitive dynamics, including new entrants or discounting of product prices;
- our ability to control costs, including our operating expenses and the costs of the components we use in our products;
- the possibility of seasonality of demand for our products;
- volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, or SFAS 123(R), which first became

effective for us in the first quarter of 2006 and requires that employee stock-based compensation be measured based on its fair value on the grant date and recorded as an expense in our financial statements over the recipient's service period;

- future accounting pronouncements and changes in accounting policies; and

- geopolitical events such as war or incidents of terrorism.

Our limited operating history in an emerging market sector makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since January 2001. We first began shipping products in January 2003 and much of our growth has occurred since October 2005. Our limited operating history in an emerging market sector makes it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this report. If we do not address these risks successfully, our business will be harmed.

Our future financial performance depends on growth in the storage of unstructured, digital content. If growth in the storage of unstructured, digital content does not continue at the rate that we forecast, our operating results would be materially and adversely impacted.

Our products are designed to address the growth in storage of unstructured, digital content. This is a new and emerging category. Accordingly, our future financial performance will depend in large part on growth in this new category and on our ability to adapt to emerging demands. Changes in technologies could adversely affect the demand for storage systems. For example, advances in file compression technology could result in smaller file sizes and reduce the demand for storage systems. A reduction in demand for storage of unstructured, digital content caused by lack of customer acceptance, weakening economic conditions, competing technologies and products, decreases in corporate spending or otherwise, would result in decreased revenue or a lower revenue growth rate. We cannot assure you that growth in the storage of unstructured, digital content will continue or that we will be able to respond adequately to changes in the future.

If we are unable to maintain or replace our relationships with customers or to increase the diversification of our customer base, it would be more difficult to maintain or grow our revenue and our growth might be limited.

Historically, a significant portion of our total revenue has come from a limited number of customers in a small number of industries, particularly media and entertainment and Internet companies. For example, our largest customer for 2007, Eastman Kodak Company, accounted for approximately 10% of our total revenue, and our two largest customers for 2006, Comcast Corporation, which purchased through one of our resellers, and Eastman Kodak Company, together accounted for approximately 25% of our total revenue. Because of concentrated purchases by certain new and existing customers, our largest customers have historically varied from quarter to quarter. As a consequence of the concentrated nature of our customers' purchasing patterns, the proportion of our total revenue derived from a small number of customers may be even higher in any future quarter. We cannot provide any assurance that we will be able to sustain our revenue from these customers because our revenue has largely been generated in connection with these customers' decisions to deploy large-scale storage installations and their capacity requirements may have been met. In addition, our customers, including Comcast Corporation and Eastman Kodak Company, generally buy systems on a purchase order basis and generally do not enter into long-term contracts or minimum purchase commitments. If we are unable to sustain our revenue from these customers or to replace it with revenue from new or existing customers, our growth may be limited. If economic conditions change for the industries in which our largest customers do business, or if we are unable to attract significant numbers of customers in other targeted industries, including government, oil and gas, and life sciences, our ability to maintain or grow our revenue would be adversely affected.

If we are unable to develop and introduce new products and respond to technological changes, if our new products do not achieve market acceptance or if we fail to manage product transitions, we may fail to increase, or may lose, market share.

Our future growth depends on the successful development and introduction of new systems and software products. Due to the complexity of storage systems, these products are subject to significant technical risks that may impact our ability to introduce these products successfully. Our new products also may not achieve market acceptance. In addition, our new products must respond to technological changes and evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, or if these products do not achieve market acceptance, our operating results could be materially and adversely affected.

Product introductions by us in future periods may also reduce demand for our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered to meet customer demand.

We rely on value-added resellers and other distribution partners to sell our products, and disruptions to, or our failure to develop and manage, our distribution channels and the processes and procedures that support them could result in these resellers and partners discontinuing the marketing and distribution of our products and services.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added resellers and other distribution partners, which we collectively refer to as channel partners. A significant portion of our total revenue is currently derived through our channel partners. Therefore, our ability to maintain or grow our revenue will likely depend, in part, on our ability to maintain our arrangements with our existing channel partners and to establish and expand arrangements with new channel partners, and any failure to do so could have a material adverse effect on our future revenue. Additionally, by relying on channel partners, we may have less contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investments in systems and training. Those processes and procedures may become increasingly complex and difficult to manage.

We typically enter into non-exclusive, written distribution agreements with our channel partners that generally have a one-year term, have no minimum sales commitment and do not prohibit them from offering products and services that compete with ours. Accordingly, our channel partners may choose to discontinue offering our products and services or may not devote sufficient attention and resources toward selling our products and services. Our competitors may provide incentives to our existing and potential channel partners to use or purchase their products and services or to prevent or reduce sales of our products and services. Some of our channel partners possess significant resources and advanced technical abilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our offerings. If this were to occur, these channel partners might discontinue marketing and distributing our products and services. In addition, these channel partners would have an advantage over us when marketing their competing products and related services because of their existing customer relationships. The occurrence of any of these events would likely materially adversely affect our business, operating results and financial condition.

Claims by others that we infringe their proprietary technology could cause us to incur substantial costs, distract our management and, if these claims are successful, require us to pay substantial damages or prevent us from offering our products.

Third parties could claim that our products or technologies infringe their proprietary rights. The data storage industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that infringement claims may further increase as the number of products and competitors in our sector increases. Although we have not to date been involved in any litigation related to intellectual property, we received a letter on July 31, 2006, from counsel to SeaChange International, Inc. suggesting that our products may be infringing certain SeaChange patents. Since that time we have exchanged some correspondence with SeaChange's legal counsel, the latest of which was our letter of August 31, 2007, which pointed out that there appears to be no reasonable basis for SeaChange to claim that Isilon infringes any of the SeaChange patents. We have received no further correspondence from SeaChange. If we are unable to reach an amicable resolution of this dispute, it is possible that litigation with SeaChange may result. The outcome of any litigation is inherently unpredictable, and accordingly, we cannot assure you that, in the future, a court would not find that our products infringed these patents. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of the infringed intellectual property, which might not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and might ultimately be unsuccessful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims would require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties. If any of these claims succeeds, we might be forced to pay damages on behalf of our customers or channel partners, which could have a material adverse effect on our business, operating results and financial condition.

Our sales cycles can be long and unpredictable, and our sales development efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve building and expanding our direct sales operations and reseller distribution channels, improving our ability to build sales backlogs and improve sales linearity, and educating our customers about the use and benefits of our products, including their technical capabilities and potential cost savings to an organization. Customers typically undertake a significant evaluation process that in the past has resulted in a lengthy sales cycle, in some cases more than 12 months. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative processing and other delays. If we do not realize expected sales from a specific customer for a particular quarter in that quarter or at all, our business, operating results and financial condition could be harmed.

We derive substantially all of our total revenue from sales of our Isilon IQ product family and related services, and a decline in demand for our Isilon IQ product family would cause our revenue to grow more slowly or to decline.

We derive substantially all of our total revenue from sales of our Isilon IQ product family and customer and technical support services associated with this product family. As a result, we are vulnerable to fluctuations in demand for this product family, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. If demand for our Isilon IQ product family were to decline, our financial condition would be harmed.

If we are unable to continue to create valuable innovations in software, we may not be able to generate additional high-margin revenue to increase our gross margins.

Our industry has a history of declining storage hardware prices as measured on a cost per gigabyte of storage capacity basis. In order to maintain or increase our gross margins, we will need to continue to create valuable software that is included with our clustered storage systems and/or sold as separate standalone software applications. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to help increase our overall gross margin. If we are unable to successfully develop or acquire, and then market and sell, additional software functionality, such as our SmartConnect, SnapshotIQ, Migration IQ, SmartQuotas and SyncIQ software applications, our ability to maintain or increase our high-margin revenue and gross margin will be adversely affected.

We currently rely on a single contract manufacturer to assemble our products, and our failure to forecast demand for our products accurately or manage our relationship with our contract manufacturer successfully could negatively impact our ability to sell our products.

We currently rely on a single contract manufacturer. On December 7, 2007, we provided notice to our initial contract manufacturer, Sanmina-SCI Corporation, of our intent to terminate for convenience the Manufacturing Services Agreement we entered into on February 17, 2006. In an agreement dated August 30, 2007, we established a contract manufacturing relationship with Solectron Corporation, subsequently acquired by Flextronics International Ltd. This agreement provides current terms and operating conditions while we are continuing to negotiate a master services agreement. Since that time, we have utilized Flextronics to manufacture and assemble our products, procure components for our systems and help manage our supply chain, perform testing and manage delivery of our products. Our reliance on Flextronics reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. If we fail to manage our relationship with Flextronics effectively, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we and Flextronics are unable to negotiate with suppliers for reduced component costs, our operating results would be harmed. If we are unable to finalize the master services agreement or are otherwise required to change contract manufacturers or assume internal manufacturing operations, we may lose revenue, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming. We provide forecasts to Flextronics regarding product demand and production levels. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results.

We intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly by coordinating with Flextronics and component suppliers. We may need to increase our component purchases, contract manufacturing capacity, and internal test and quality functions if we experience increased demand. The inability of Flextronics to provide us with adequate supplies of high-quality products, or an inability to obtain adequate quantities of components, could cause a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers.

We rely on a limited number of suppliers for several key components utilized in the assembly of our products. We purchase several of our required components, such as chassis and disk drives, from a single supplier. This reliance on a limited number of suppliers involves several risks, including:

- supplier capacity constraints;
- price increases;

- timely delivery; and
- component quality.

Component quality is particularly significant with respect to our suppliers of disk drives. In order to meet product capacity requirements, we must obtain disk drives of extremely high quality and capacity. We cannot assure you that we will be able to obtain enough of these components in the future or that prices of these components will not increase. In addition, problems with respect to yield and quality of these components and timeliness of deliveries could occur. Disruption or termination of the supply of these components could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers. These delays could also materially and adversely affect our operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. Our future operating results depend to a large extent on our management's ability to manage expansion and growth successfully, including, but not limited to, hiring, training and developing our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, implementing and enhancing infrastructure, systems and processes, addressing new markets and expanding international operations. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

Our products incorporate components that are obtained in spot markets, and, as a result, our cost structure and our ability to respond in a timely manner to customer demand are sensitive to volatility in the market prices for these components.

A significant portion of our expenses is directly related to the pricing of commoditized components utilized in the manufacture of our products, such as memory chips, disk drives and CPUs. As part of our procurement model, we do not enter into long-term supply contracts for these components, but instead have our contract manufacturer purchase these components on our behalf. In some cases, our contract manufacturer does so in a competitive-bid purchase order environment with suppliers or on the open market at spot prices. As a result, our cost structure is affected by price volatility in the marketplace for these components, especially for disk drives. This volatility makes it difficult to predict expense levels and operating results and may cause them to fluctuate significantly. Furthermore, if we are successful in growing our business, we may not be able to continue to procure components on the spot market, which would require us to enter into contracts with component suppliers to obtain these components. This could increase our costs and decrease our gross margins.

We maintain relatively low inventory and acquire components only as needed; as a result, if shortages of these components arise, we may not be able to secure enough components to build new products to meet customer demand.

We maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components. As a result, our ability to respond to customer orders efficiently may be constrained by the then-current availability or terms and pricing of these components. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. For example, disk drives can represent a significant portion of our cost of revenue, and both the price and availability of various kinds of disk drives are subject to substantial volatility in the spot market. In the past, we have encountered situations where we paid higher prices than we had anticipated for disk drives or had to use a larger-size drive as a replacement. Likewise, in the past, the industry experienced a shortage of selected memory chips, which caused some of our motherboard suppliers to reduce or suspend shipments to us. This delayed our ability to ship selected configurations to some of our customers, and in some cases accelerated a transition by us to other components. In addition, new generations of disk drives are often in short supply and are subject to industry allocations that may limit our ability to procure these disk drives. Many of the other components required to build our systems are occasionally in short supply and subject to industry allocations. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business, operating results and financial condition.

If we lose key personnel, if key personnel are distracted or if we are unable to attract and retain highly-qualified personnel on a cost-effective basis, it would be more difficult for us to manage our existing business operations and to identify and pursue new growth opportunities.

Our future performance depends on the continued service of our key technical, sales, services, and management personnel. We rely on our executive officers and senior management to manage our existing business operations and to identify and pursue new growth opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming, cause additional disruptions to our business or be unsuccessful. The loss of the services of key executives for any reason could adversely affect our business, operating results and financial condition.

Our future success also depends on our continued ability to attract and retain highly-qualified technical, sales, services, and management personnel. In particular, our ability to enhance and maintain our technology requires talented software development engineers with specialized skills in areas such as distributed computing, file systems and operating systems. If we are not able to recruit and retain these engineers, the quality and speed with which our products are developed would likely be seriously compromised, and our reputation and business would suffer as a result. Competition for these and the other personnel we require, particularly in the Seattle metropolitan area, is intense, and we may fail to retain our key technical, sales, services and management employees or to attract or retain other highly-qualified technical, sales, services, and management personnel in the future.

Our ability to sell our products is highly dependent on the quality of our customer service offerings, and our failure to offer high-quality customer service offerings would have a material adverse effect on our ability to market and sell our products and services.

After our products are deployed within our customers' networks, our customers depend on our services organization to resolve issues relating to our products. High-quality customer support services are critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers to resolve post-deployment issues quickly, and provide ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our prospects with potential customers. In addition, as we expand our operations internationally, our customer services organization will face additional challenges, including those associated with delivering services, training and documentation in languages other than English. As a result, our failure to maintain high-quality customer support services could have a material adverse effect on our business, operating results and financial condition.

Our products are highly technical and may contain undetected software or hardware defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers and harm to our reputation and business.

Our storage products are highly technical and complex and are often used to store information critical to our customers' business operations. Our products have contained and may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after they have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release, as well as any computer virus or human error on the part of our customer support or other personnel resulting in a customer's data unavailability, loss or corruption could result in a loss of revenue or delay in revenue recognition, a loss of customers or increased service and warranty costs, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, would be costly and might divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our international sales and operations subject us to additional risks that may adversely affect our international operations and reduce our international sales.

We derived approximately 27% and 24% of our total revenue from customers outside the United States in 2007 and 2006, respectively. We have sales and technical support personnel in several countries worldwide. We expect to continue to add personnel in additional countries. Our various international operations subject us to a variety of risks, including:

- the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;
- the challenge of managing development teams in geographically disparate locations;
- tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in various foreign markets;
- increased exposure to foreign currency exchange rate risk;
- reduced protection for intellectual property rights in some countries ; and
- political and economic instability.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success is dependent in part on obtaining, maintaining and enforcing our patent and other proprietary rights. We rely on trade secret, patent, copyright and trademark laws, and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to prevent this misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. To date, we have obtained one issued United States patent and this patent, as well as any additional patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as a result, our competitors may be able to develop technologies similar or superior to ours.

Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In this event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

Our products must interoperate with many software applications that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with those applications, we may fail to increase, or we may lose, market share and we may experience a weakening demand for our products.

Our products must interoperate with many software applications that are developed by others. When new or updated versions of these software applications are introduced, we must sometimes develop updated versions of our software so that they interoperate properly with these applications. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require substantial capital investment and the devotion of substantial employee resources. For example, our products currently interoperate with a number of data protection applications marketed by vendors such as Symantec Corporation and EMC. If we fail to maintain compatibility with these applications, our customers may not be able to protect adequately the data resident on our products and we may, among other consequences, fail to increase, or we may lose, market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

Our products must interoperate with various data-access protocols and, if we are unable to ensure that our products interoperate with these protocols, our products might become less competitive.

Our products interoperate with servers and software applications predominantly through the use of protocols, many of which are created and maintained by independent standards organizations. However, some of these protocols that exist today or that may be created in the future are or could be proprietary technology and therefore require licensing the proprietary protocol's specifications from a third party or implementing the protocol without specifications, which might entail significant effort on our part. If we fail to obtain a license to these specifications from third-party vendors on reasonable terms or at all, and we are not able to implement the protocol in the absence of these specifications, our products might become less competitive, which would harm our business. For example, Microsoft Corporation maintains and enhances the Common Internet File System, or CIFS, a proprietary protocol that our products use to communicate with the Windows operating system, the most popular computer operating system in the world. Although our products are currently compatible with CIFS, at present we do not license the specifications to this proprietary protocol. If we are not able to continue to maintain adequate compatibility with CIFS or if we are not able to license adequate specifications to this protocol on reasonable terms, our products would likely be less competitive in the marketplace, which would adversely affect our business, operating results and financial condition.

If our products do not interoperate with our customers' networks, servers or software applications, installations would be delayed or cancelled.

Our products must interoperate with our customers' existing infrastructure, specifically their networks, servers and software applications. This infrastructure often utilizes multiple protocol standards, products from multiple vendors and a wide range of storage features. If we find, as we have in the past, defects in the existing software or hardware used in our customers' infrastructure or an incompatibility or deficiency in our software, we may have to modify our software so that our products will interoperate with our customers' infrastructure. This could cause longer sales and implementation cycles for our products and could cause order cancellations, either of which would adversely affect our business, operating results and financial condition.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date. Accordingly, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses, and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our operating results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, as a result of SFAS 123(R), our results of operations in 2006 and 2007 reflect expenses that are not reflected in prior periods, making it more difficult for investors to evaluate our 2006 and 2007 results of operations relative to prior periods.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of many of our products. The European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive. The RoHS directive restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006.

In connection with our compliance with these environmental laws and regulations, we could incur substantial costs, including reserves taken for excess component inventory, and be subject to disruptions to our operations and logistics. In addition, we will need to ensure that we can manufacture compliant products and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including in the United States, China and Japan. Other environmental regulations may require us to reengineer our products to utilize components that are compatible with these regulations, and this reengineering and component substitution may result in additional costs to us. We cannot assure you that existing laws or future laws will not have a material adverse effect on our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the importation of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and customer payments to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our corporate headquarters are located in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We may not have adequate business interruption insurance to compensate us for losses that may occur from any such significant events. A significant natural disaster, such as an earthquake or volcanic eruption, could have a material adverse impact on our business, operating results and financial condition. Also, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers' business or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has a limited trading history. Since our initial public offering in December 2006 through March 20, 2008, our stock price has fluctuated from a high of $28.50 to a low of $4.51. Factors affecting the trading price of our common stock, some of which are outside our control, include:

- variations in our operating results or those of our competitors;
- announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- the gain or loss of significant customers;

- the level of sales in a particular quarter;
- lawsuits threatened or filed against us;
- the recruitment or departure of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts who elect to follow our common stock;
- market conditions in our industry, the industries of our customers and the economy as a whole; and
- the adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Each of these factors, among others, could have a material adverse effect on an investment in our common stock. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management's attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

If securities or industry analysts cease publishing research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on any research and reports that securities or industry analysts publish about us or our business. In the event one or more of these analysts downgrade our stock, cease publishing or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

We completed our initial public offering in December 2006, and the contractual lock-up applicable to our equity holders at the time of our initial public offering expired in June 2007. As a result, additional shares of our common stock have become eligible for sale in the public market, including shares held by directors, executive officers and other affiliates. In addition, outstanding warrants and options to purchase shares of our common stock under our 2001 Stock Plan, 2006 Equity Incentive Plan or 2006 Employee Stock Purchase Plan, as well as additional shares reserved for issuance under our 2006 Equity Incentive Plan have become, and will continue to become, eligible for sale in the public market subject to certain legal and contractual limitations. If a significant portion of these shares are sold, or if it is perceived that they will continue to be sold, the trading price of our common stock could decline substantially.

Insiders continue to have substantial control over us and will be able to influence corporate matters.

As of December 30, 2007, our directors and executive officers and their affiliates beneficially own, in the aggregate, approximately 48.5% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit other stockholders' ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- provide that directors may only be removed "for cause;"
- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us unless certain approvals are obtained.

ITEM 1B. *Unresolved Staff Comments*

There are currently no unresolved issues with respect to any SEC staff written comments that were received at least 180 days before the end of the Company's fiscal year to which this report relates and that relate to the Company's periodic or current reports under the Act.

ITEM 2. *Properties*

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Seattle, Washington. We currently lease approximately 66,000 square feet of office space in the Seattle facility and an additional approximately 21,000 square feet of lab space in the same building under a lease expiring on June 30, 2014. We also lease space in various locations throughout the United States and in multiple locations worldwide, primarily for sales and services personnel. We believe that our current facilities are adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

ITEM 3. *Legal Proceedings*

On November 1, 2007, a putative class action complaint was filed in the U.S. District Court for the Western District of Washington against the Company and certain of its current and former directors and officers. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated there under, as well as under Sections 11 and 15 of the Securities Act of 1933. Substantially similar complaints were filed in the same court on December 12, 2007 and December 17, 2007. These cases, which were subsequently consolidated, purport to be brought on behalf of a class of purchasers and acquirers of our stock during the period December 16, 2006 to October 3, 2007. Plaintiffs allege that the defendants violated the federal securities laws during this period of time by, among other things, issuing a false and misleading registration statement and prospectus in connection with our December 16, 2006 initial public offering, and by thereafter publicly misrepresenting our current and prospective business and financial results. Plaintiffs claim that, as a result of these alleged wrongs, our stock price was artificially inflated during the purported class period. Plaintiffs are seeking unspecified compensatory damages, interest, an award of attorneys' fees and costs, and injunctive relief. Plaintiffs have until April 18, 2008 to file a consolidated amended complaint.

In addition, on March 18, 2008, a shareholder derivative action was filed in the Superior Court of the State of Washington (King County), allegedly on behalf of and for the benefit of Isilon, against certain of our current and former directors and officers. Isilon was named as a nominal defendant. The derivative complaint alleges that the individual defendants breached fiduciary duties owed to the Company by publicly misrepresenting Isilon's business prospects, and by failing to properly account for certain revenues earned in our fiscal year ended December 31, 2006, and first and second quarters in fiscal 2007. A substantially similar complaint was filed in the same court on March 24, 2008. The revenues referenced in the complaints were the subject of our February 29, 2008 announcement that it would restate its financial statements for those periods. The complaint seeks unspecified damages and equitable relief, disgorgement of compensation, attorneys' fees, costs, and expenses. Because the complaints are derivative in nature they do not seek monetary damages from the Company. However, we may be required throughout the course of the action to advance the legal fees and costs incurred by the individual defendants.

We are unable to predict the outcome of these cases. A court determination against us could result in significant liability and could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

The Company has also provided information on a voluntary basis to the Enforcement Division of the Securities and Exchange Commission concerning the Audit Committee's independent review and the Company's financial restatement.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted for a vote of our shareholders during the fourth quarter of 2007.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on The Nasdaq Global Market under the symbol "ISLN." On December 14, 2006, a registration statement on Form S-1 was declared effective for our initial public offering. The following table sets forth the high and low selling prices of our common stock for the period December 15, 2006 through December 30, 2007, as reported by The Nasdaq Global Market.

	High	Low
Year ended December 31, 2006:		
Fourth quarter	$28.50	$23.00
Year ended December 30, 2007:		
First quarter	$27.87	$16.14
Second quarter	18.94	11.48
Third quarter	16.98	7.56
Fourth quarter	7.95	4.55

Dividend Policy

We have never declared or paid cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future.

Holders

As of March 17, 2008, there were approximately 176 stockholders of record, which does not reflect the persons or entities whose shares are held in nominee or "street" name through various banks and brokerage firms.

Equity Compensation Plan

Please see Part III, Item 12 of this report for disclosure relating to our equity compensation plans. Such information is incorporated by reference from our proxy statement.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and the NASDAQ Computer Index from December 15, 2006, the date of our initial public offering, through December 28, 2007, the last trading day of our 2007 fiscal year. Both indices include our common stock.

The graph reflects an investment of $100 in our common stock, the NASDAQ Composite Index and the NASDAQ Computer Index, on December 15, 2006, and the reinvestment of dividends, if any. The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

Comparison of 13 Month Cumulative Total Return
Among Isilon Systems, the NASDAQ Composite Index and the NASDAQ Computer Index



$140
$120
$100
$80
$60
$40
$20
$0
Isilon Systems, Inc.
NASDAQ Composite
NASDAQ Computer
IPO 12-15-06
12-29-06
1-31-07
2-28-07
3-30-07
4-30-07
5-31-07
6-29-07
7-31-07
8-31-07
9-28-07
10/31/07
11/30/07
12/28/07

	12/15/06	12/29/06	3/30/07	6/29/07	9/28/07	12/28/07
Isilon Systems, Inc.	$100.00	$118.48	$70.00	$ 66.75	$ 33.33	$ 21.65
NASDAQ Composite	$100.00	$ 98.29	$98.55	$105.94	$109.94	$108.84
NASDAQ Computer	$100.00	$ 97.66	$97.07	$106.91	$112.61	$126.26

Note: This graph shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Recent Sales of Unregistered Securities

During the quarter ended December 30, 2007, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Use of Proceeds from Public Offering of Common Stock

On December 14, 2006, our registration statement (No. 333-137078) on Form S-1 was declared effective for our initial public offering, pursuant to which we sold 8,940,717 shares of common stock and certain selling stockholders sold 661,783 shares, including the underwriters' over-allotment, at $13.00 per share. The offering closed on December 20, 2006, and, as a result, we received net proceeds of approximately $105.7 million (after underwriters' discounts of $8.1 million and additional offering-related costs of approximately $2.4 million). The managing underwriters were Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities, or (iii) any of our affiliates. We did not receive any proceeds from the sale of shares in the initial public offering by the selling stockholders. In December 2006, we used approximately $12.5 million of the net proceeds to repay the outstanding balances under the revolving line of credit with Silicon Valley Bank and subordinated debt financing with Horizon Technology Funding Company LLC. We expect to use the remaining net proceeds for working capital and other general corporate purposes, including capital expenditures, product development, expansion of our manufacturing, engineering, operations, marketing and sales departments, and building our international sales and marketing teams. Additionally, we may choose to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities. There has been no material change in the planned use of proceeds from our initial public offering from that described in the final prospectus filed with the SEC pursuant to Rule 424(b).

Issuer Purchases of Equity Securities

We did not make any purchases of our outstanding common stock during the three months ended December 30, 2007.

ITEM 6. *Selected Financial Data*

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and notes thereto in Part II, Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, of this report on Form 10-K. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended				
	December 30, 2007	December 31, 2006 Restated(3)	January 1, 2006	January 2, 2005	December 31, 2003
	(In thousands)				
Consolidated Statements of Operations Data:					
Total revenue	$ 88,998	$ 61,206	$ 21,083	$ 7,653	$ 1,293
Total cost of revenue(1)	42,736	28,808	11,575	4,163	861
Gross profit	46,262	32,398	9,508	3,490	432
Operating expenses:					
Research and development(1)	19,903	16,524	12,478	7,446	4,410
Sales and marketing(1)	42,595	24,390	12,377	6,305	2,742
General and administrative(1)	14,945	7,411	3,681	2,300	1,647
Total operating expenses	77,443	48,325	28,536	16,051	8,799
Loss from operations	(31,181)	(15,927)	(19,028)	(12,561)	(8,367)
Total other income (expense), net(2)	4,470	(9,952)	(68)	18	103
Loss before income tax expense and cumulative effect of change in accounting principle	(26,711)	(25,879)	(19,096)	(12,543)	(8,264)
Income tax expense	(221)	(109)	—	—	—
Loss before cumulative effect of change in accounting principle	(26,932)	(25,988)	(19,096)	(12,543)	(8,264)
Cumulative effect of change in accounting principle(2)	—	—	(89)	—	—
Net loss	$(26,932)	$(25,988)	$(19,185)	$(12,543)	$(8,264)
Net loss per common share, basic and diluted	$ (0.44)	$ (3.09)	$ (3.95)	$ (3.61)	$ (3.30)
Shares used in computing basic and diluted net loss per common share	61,514	8,423	4,852	3,474	2,502

(1) Includes stock-based compensation expense* as follows:					
Cost of revenue	$ 149	$ 24	$ —	$ —	$ —
Research and development	702	160	—	—	—
Sales and marketing	1,601	198	—	—	—
General and administrative	1,526	258	5	4	2

* Note: On January 2, 2006, we adopted SFAS 123(R), *Share-Based Payment.*

(2) On July 4, 2005, we adopted FASB Staff Position No. 150-5, *Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.* Amounts for the years ended December 31, 2006 and January 1, 2006 include related warrant revaluation expense of $8.4 million and $52,000, respectively, and a cumulative effect of change in accounting principle of $89,000 for the year ended January 1, 2006.

(3) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

	As of				
	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005	December 31, 2003
		Restated(1)	(In thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 85,861	$ 99,899	$ 12,656	$ 8,618	$ 5,203
Working capital	87,251	108,519	7,332	7,204	4,569
Total assets	131,538	136,734	28,241	17,550	7,209
Preferred stock warrant liability	—	—	367	—	—
Current and long-term notes payable and capital lease obligations	—	—	7,543	1,474	238
Convertible preferred stock	—	—	59,549	39,736	23,253
Common stock and additional paid-in capital	191,255	185,948	324	158	27
Total stockholders' equity (deficit)	88,589	110,207	(49,375)	(30,327)	(17,914)

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following should be read in conjunction with our Consolidated Financial Statements and the notes thereto included in Part II, Item 8, "Financial Statements and Supplementary Data," Part I, Item 1. "Business," and Part II, Item 6. "Selected Financial Data," of this Annual Report on Form 10-K. We report financial results on a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31 of that year. For ease of reference within this section, 2007 refers to the fiscal year ended December 30, 2007, 2006 refers to the fiscal year ended December 31, 2006, and 2005 refers to the fiscal year ended January 1, 2006.

Restatement of Previously Issued Consolidated Financial Statements

On February 29, 2008, we announced that our Board of Directors, based upon the recommendation of the Audit Committee, determined that we should restate our financial statements for the fiscal year ended December 31, 2006, and for the first and second quarters of fiscal 2007 ended, April 1, 2007 and July 1, 2007, respectively, as a result of errors in the financial statements. As announced on November 8, 2007, our Audit Committee, assisted by independent forensic accountants and legal advisors, has been conducting an independent investigation of certain of our sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition, and whether our internal controls relating to revenue recognition are sufficient.

Summary of the Restatement Adjustments

As a result of the Audit Committee's review, we identified errors in our previous recognition of revenue. For fiscal 2006, as shown in the table below, restated revenues are $61.2 million compared to previously reported revenues of $62.3 million and net loss per share increased to $3.09 from $3.02. The restatement adjustments did not affect our previously reported cash, cash equivalents, or short-term investment balances in any of the periods being restated. See Note 3 to the notes to the consolidated financial statements for more information.

	Year Ended December 31, 2006		
	As previously reported	Adjustments	As restated
	(In thousands, except per share data)		
Statement of Operations			
Total revenue	$ 62,279	$(1,073)	$ 61,206
Total cost of revenue	29,331	(523)	28,808
Total operating expenses	48,325	—	48,325
Loss from operations	(15,377)	(550)	(15,927)
Net loss	(25,438)	(550)	(25,988)
Net loss per common share, basic and diluted	$ (3.02)	$ (0.07)	$ (3.09)

Overview

We were founded in January 2001 specifically to create a solution that addressed the unique challenges associated with the storage and management of digital content. From January 2001 to January 2003, we were focused on designing and developing our OneFS operating system software used in all of our storage systems. We began commercial shipments of our first systems in January 2003, and since then we have been focused on optimizing our solution to meet our customers' needs and establishing development, manufacturing and marketing partnerships. Today, our solution includes a suite of systems, software and services.

We sell clustered storage systems that consist of three or more storage nodes. Each node is comprised of our proprietary OneFS operating system software and industry standard hardware components integrated into a self-contained, 3.5-inch and 1.75-inch high, rack-mountable chassis. Customers can scale our clustered storage systems incrementally as their needs grow by purchasing additional nodes or clusters of nodes from us to enhance storage capacity, performance or both. Our future revenue growth will depend upon further penetration of our existing customers as well as expansion of our customer base in existing and other industries that depend upon digital content. We consider the development of direct and indirect sales channels in domestic and international markets a key to our future revenue growth and the global acceptance of our products. We also are dependent on the development, adoption and acceptance of new software and systems to increase our overall margins and achieve profitability.

Our product revenue growth rate will depend significantly on continued growth in our target industries and our ability to continue to attract new customers in those industries. Our growth in services revenue will depend upon increasing the number of systems under service contracts. Any such increases will depend on a growing customer base and our customers renewing existing service contracts.

Our ability to achieve and sustain profitability will also be affected by the extent to which we incur additional expenses to expand our sales, marketing, product development and general and administrative capabilities. Personnel costs constitute the largest component of our operating expenses. Personnel costs consist of salaries, benefits, incentive compensation, including commissions for sales personnel, and, beginning in 2006, stock-based compensation expense. To achieve and sustain profitability, we must control expenses while continuing to attract and retain qualified personnel and grow our revenue.

We believe our operations are more efficient and flexible because we outsource manufacturing and international back office functions, as well as certain research and development and support activities, which we believe will assist us in achieving and sustaining profitability. Overall, we expect our operating expenses to continue to grow in absolute dollars but to decrease as a percentage of our total revenue.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of our total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in our total revenue, we do not believe that our historical growth rates are likely to be sustainable or indicative of future growth.

We are headquartered in Seattle, Washington. Our personnel and operations are also located in Australia, Canada, China, France, Germany, Japan, Korea, the United Kingdom and throughout the United States. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts, and measure operational effectiveness.

New Customers and Repeat Sales Orders. Our goal is to attract a significant number of new customers and to encourage existing customers to purchase additional products, specifically our higher margin software applications, SyncIQ, SnapshotIQ, SmartConnect, Migration IQ, and SmartQuotas. A majority of our customers buy our storage systems and later add additional nodes or software applications as the need arises under our 'pay-as-you-grow' model.

Channel Leverage. We are actively growing our relationships with channel partners to further penetrate our targeted markets domestically and internationally. We track our sales orders by direct or indirect customers with the goal of increasing revenue from channel partners.

Gross Margin. Our goal is to grow our gross margin to increase the profitability of our business. Some of the key factors affecting our gross margin are average sales prices of our systems, the revenue attributable to software applications as a percentage of total revenue, the rate at which our customers adopt our higher margin products, the timing of component cost reductions through product redesign, the timing of supplier cost reductions, the ability to manage inventory levels, the ability to control costs associated with servicing our customers, and overall market conditions. We consider our ability to monitor and manage these factors to be a key aspect of attaining and expanding our profitability.

Operating Cash Flows. We closely monitor operating cash flows as a measure of our business performance. Some of the key factors affecting operating cash flows are our ability to generate net income and manage working capital. Increasing inventory turns and reducing days sales outstanding in accounts receivable are both contributors to improving working capital. Our goal is to maximize cash flows while continuing to invest in our business. Our close tracking of operating cash flows allows us to better manage the cash needs of our business.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management estimates and judgments about matters that are uncertain:

- revenue recognition;
- allowance for doubtful accounts;
- stock-based compensation;
- estimation of fair value of warrants to purchase convertible preferred stock;
- inventory valuation; and
- accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See "Risk Factors" for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

We derive our revenue from sales of our products and services. Product revenue consists of revenue from sales of systems and software. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Our software is integrated with industry standard hardware and is essential to the functionality of the integrated system product. We provide unspecified software updates and enhancements related to its products through service contracts. As a result, we account for revenue in accordance with AICPA Statement of Position No. 97-2, *Software Revenue Recognition*, or SOP 97-2, as amended by Statement of Position No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, or SOP 98-9, for all transactions involving the sale of software. We recognize product revenue when it has entered into an arrangement with a customer, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured.

On sales to channel partners, we evaluate whether fees are considered fixed or determinable by considering a number of factors, including our ability to estimate returns, the geography in which a sales transaction originates, payment terms and our relationship and past history with the particular channel partner. If fees are not considered fixed or determinable at the time of sale to a channel partner, revenue recognition is deferred until there is persuasive evidence indicating product has sold-through to an end-user. Persuasive evidence of sell-through may include reports from channel partners documenting sell-through activity, copies of end-user purchase orders, data indicating an order has shipped to an end-user, cash payments or letters of credit guaranteeing cash payments or other similar information.

At the time of shipment, we record revenue reserves for estimated sales returns and stock rotation arrangements. Sales returns and stock rotation reserves are estimated based on historical activity and expectations of future experience. We monitor and analyze actual experience and adjust these reserves on a quarterly basis.

Substantially all of our products are sold in combination with services, which primarily consist of hardware and software support. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Hardware support includes Internet access to technical content through Isilon Insight, our knowledge database, repair or replacement of hardware in the event of breakage or failure, and telephone and Internet access to technical support personnel during the term of the support period. Installation services, when provided, are also included in services revenue.

Sales generally consist solely of hardware and software products and support services. We have established vendor specific objective evidence, or VSOE, for the fair value of its support services as measured by the renewal prices offered to and paid by its customers. We use the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered element, support services, is deferred and the remaining portion of the sales amount is recognized as product revenue. This product revenue is recognized upon shipment, based on freight terms, assuming all other criteria for recognition discussed above have been met. The fair value of the support services is recognized as services revenue on a straight-line method over the term of the related support period, which is typically one to three years.

Allowance for Doubtful Accounts

We review our allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. Accordingly, the amount of this allowance will fluctuate based upon changes in revenue levels, collection of specific balances in accounts receivable and estimated changes in customer credit quality or likelihood of collection. Our allowance for doubtful accounts was $324,000 and $501,000 as of December 30, 2007 and December 31, 2006, respectively.

Stock-Based Compensation

Effective January 2, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment*, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS No. 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning January 2, 2006 is based on the grant date fair value of stock option awards we grant or modify after January 1, 2006. We recognize this expense on a straight-line basis over the optionees' requisite service periods. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant for options granted prior to our initial public offering in December 2006 and the expected volatility of the stock over the expected term of the related grants.

Prior to January 2, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25, and Financial Accounting Standards Board, or FASB, Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25*, and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123, and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* In accordance with APB 25, we recognized no stock-based compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

We determined that it was not practicable to calculate the expected volatility of our share price since our securities have been publicly traded for a limited period of time, we have limited information on our own past volatility, and we are a high-growth technology company whose future operating results are not comparable to prior operating results. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed would be indicators of its future stock price volatility, after consideration of their size, stage of lifecycle, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated.

In 2007, we recorded non-cash stock-based compensation expense of $4.0 million in accordance with SFAS 123(R) based on the related options having an expected term of approximately four years. In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated, we may be required to record adjustments to stock-based compensation expense in future periods. As of December 30, 2007, our total unrecognized compensation expense related to stock-based awards granted in accordance with SFAS 123(R) since January 2, 2006 was $19.9 million.

We account for stock-based compensation arrangements with non-employees in accordance with FASB Emerging Issues Task Force No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, or EITF 96-18, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of our common stock, the contractual term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. Stock-based compensation expense during 2007 relating to awards to non-employees was $56,000. As of December 30, 2007, our total unrecognized compensation expense related to stock-based awards granted in accordance with EITF 96-18 was $41,000.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

On July 4, 2005, we adopted FASB Staff Position No. 150-5, *Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable*, or FSP 150-5. FSP 150-5 provides that the warrants we have issued to purchase shares of our convertible preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded an expense of $89,000 for the cumulative effect of this change in accounting principle, to reflect the estimated fair value of these warrants as of that date. We recorded $52,000 and $8.4 million of additional expense in other income (expense), net, for the remainder of 2005 and during 2006, respectively, to reflect further increases in the estimated fair value of the warrants. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, and expected dividends and expected volatility of the price of the underlying convertible preferred stock. We utilized recommended estimates prepared by Duff & Phelps, LLC in determining the fair value of the underlying convertible preferred stock in determining the valuation of these warrants.

Upon the closing of our initial public offering, these warrants converted into warrants to purchase shares of our common stock and, as a result, no longer are subject to FSP 150-5. The current aggregate fair value of these warrants was reclassified from current liabilities to additional paid-in capital, a component of stockholders' equity (deficit), and we ceased to record any related periodic fair value adjustments.

Inventory Valuation

Inventories primarily consist of finished systems and are stated at the lower of cost, on the average cost method, which approximates first-in, first-out, or FIFO, or market value. A large portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. Inventory valuation reserves are established to reduce the carrying amounts of our inventories to their net estimated realizable values. Inventory valuation reserves are based on historical usage, expected demand and evaluation unit conversion rate and age. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory valuation reserves were $934,000 and $1.1 million as of December 30, 2007 and December 31, 2006, respectively.

Accounting for Income Taxes

At December 30, 2007, we had $73.7 million of net operating loss carryforwards available to offset future taxable income for federal and state purposes. These net operating loss carryforwards expire for federal purposes from 2021 to 2026. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of December 30, 2007, we had gross deferred tax assets of $33.8 million, which were primarily related to federal and state net operating loss carryforwards and research and development expenses capitalized for tax purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of our future profitability, we have recorded a valuation allowance equal to the $33.8 million of gross deferred tax assets as of December 30, 2007. Accordingly, we have not recorded an income tax benefit in our statement of operations for any of the periods presented. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

Results of Operations

Revenue. We derive our revenue from sales of our products and services. Our customers typically purchase a cluster of our storage devices comprised of three or more nodes. Each node includes our OneFS operating system software and industry standard hardware. We offer various systems to meet customer-specific storage capacity and performance requirements. In addition, customers may purchase separate additional software applications for enhanced functionality. Pricing of our products depends, in part, on our cost of goods at the time we determine the overall pricing of our products and the size of the cluster and software modules purchased. We may periodically change the list prices of our storage system products.

Our total revenue has grown from $21.1 million in 2005, to $61.2 million in 2006 and to $89.0 million in 2007. This growth has been driven primarily by an increase in sales of our Isilon IQ product family to new customers, resulting in an increase in the size of our customer base. Our customer base increased by 230% from January 2, 2005 to January 1, 2006, by 151% from January 1, 2006 to December 31, 2006, and by 87% from January 1, 2007 to December 30, 2007. We expect our customer base to increase in size over time if we are successful in increasing market penetration in target industries and expanding our distribution channels within the United States. In addition, if we are successful in expanding our international distribution channels, we expect that revenue from customers located outside the United States will increase as a percentage of our total revenue.

A majority of our customers that buy our storage systems later add to their storage cluster. Over the past three years, the average size of repeat orders has been at least as large as the average size of initial orders in the same period. Overall average order size increased by 26% from 2004 to 2005 and 14% from 2005 to 2006. Overall average order size decreased 2% from 2006 to 2007 mainly due to increased diversification of customers and product mix, specifically a greater number of new customers purchasing our entry level IQ 200 system.

The growth in our revenue has also been driven by new product introductions. We introduced five new products in 2005, 2006 and 2007. These new products offer new features and functionality that allow us to market to a broader array of customers. Revenue from our new customers as a percentage of total revenue was 42% and 31% in 2007 and 2006, respectively. Reorder revenue from our existing customers as a percentage of total revenue was 58% and 69% in 2007 and 2006, respectively.

A key aspect of our business strategy is the development and sale of new complementary software applications. We began marketing two of our three software applications, SmartConnect and SnapshotIQ, in the later part of 2006 and added two new software applications, SmartQuotas and Migration IQ in 2007. To date, sales of software applications have constituted less than 10% of total revenue. With the introduction of these and future new software applications, we anticipate that revenue from software applications will represent a growing percentage of total revenue.

Additionally, we sell support services to our customers. The percentage of our total revenue derived from support services was 11% in 2005, 13% in 2006, and 16% in 2007. We anticipate that support services will continue to be purchased by new and existing customers and that services revenue will range over time to between 15% and 20% of our total revenue.

We sell our products and services directly through our field sales force and indirectly through channel partners such as value-added resellers and distributors. Total revenue through channel partners increased from 27% in 2005 to 44% in 2006 and 55% in 2007.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1) (Dollars in thousands)	
Revenue by type:			
Product	$74,434	$53,137	$18,709
Services	14,564	8,069	2,374
Total revenue	$88,998	$61,206	$21,083
% revenue by type:			
Product	84%	87%	89%
Services	16	13	11
Total	100%	100%	100%
Revenue by geography:			
Domestic	$64,936	$46,465	$17,559
International	24,062	14,741	3,524
Total revenue	$88,998	$61,206	$21,083
% revenue by geography:			
Domestic	73%	76%	83%
International	27	24	17
Total	100%	100%	100%
Revenue by sales channel:			
Direct	$40,464	$34,431	$15,464
Indirect	48,534	26,775	5,619
Total revenue	$88,998	$61,206	$21,083
% revenue by sales channel:			
Direct	45%	56%	73%
Indirect	55	44	27
Total	100%	100%	100%

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

Cost of Revenue and Gross Margin. Cost of product revenue consists primarily of amounts paid to our contract manufacturer in connection with the procurement of hardware components and assembly of those components into our systems, costs of shipping and logistics, and valuation reserves taken for excess and obsolete inventory. The components that are used in the assembly of our products include disk drives, memory chips and CPUs. Our contract manufacturer does not enter into long-term contracts for any of these components; thus, prices for these components are subject to fluctuations in the spot market, which can cause our cost of product revenue to fluctuate. Cost of services revenue is primarily comprised of salaries and employee benefits and third-party costs in providing technical and logistical support.

Our gross margin has been and will continue to be affected by a variety of factors, including average sales prices of our systems, the revenue attributable to sales of software applications as a percentage of total revenue, the rate at which our customers adopt our higher margin products such as higher density systems and software applications, the timing of component cost reductions through product redesign, the timing of supplier cost reductions that might result from volume discount pricing, and overall market conditions.

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
	(Dollars in thousands)		
Revenue:			
Product	$74,434	$53,137	$18,709
Services	14,564	8,069	2,374
Total revenue	$88,998	$61,206	$21,083
Cost of revenue:			
Product	$33,761	$25,186	$10,388
Services	8,975	3,622	1,187
Total cost of revenue	$42,736	$28,808	$11,575
Gross margin:			
Product	55%	53%	44%
Services	38%	55%	50%
Total gross margin	52%	53%	45%

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

Research and Development Expenses. Research and development expenses primarily include personnel costs, prototype expenses, facilities expenses and depreciation of equipment used in research and development. In addition to our United States development teams, we used an offshore development team from a third-party contract engineering provider in Moscow, Russia. Research and development expenses are recorded when incurred. We are devoting substantial resources to the development of additional functionality for existing products and the development of new systems and software products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining and improving our competitive position. Accordingly, we expect research and development expenses to continue to increase in total dollars and as a percent of revenue in the near term, although we expect these expenses to decrease as a percentage of total revenue over the next several years.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
	(Dollars in thousands)		
Research and development expenses	19,903	$16,524	$12,478
Percent of total revenue	22%	27%	59%

Sales and Marketing Expenses. Sales and marketing expenses primarily include personnel costs, sales commissions, professional services fees, trade shows, marketing programs, depreciation, and facilities expenses.

We plan to continue to invest heavily in sales and marketing by increasing the size of our field sales force and the number of our channel partners to allow us to expand into existing and new geographic and vertical markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and building brand awareness. We expect that sales and marketing expenses will increase in absolute dollars, grow at a faster rate than our research and development expenses and thus remain our largest expense category. However, we expect sales and marketing expenses to decrease as a percentage of total revenue in the future due to our expected growth and attainment of economies of scale. Generally, sales personnel are not immediately productive and thus sales and marketing expenses do not immediately result in revenue. Hiring additional sales personnel reduces short-term operating margins until the sales personnel become productive and generate revenue. Accordingly, the timing of sales personnel hiring and the rate at which they become productive will affect our future performance.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
	(Dollars in thousands)		
Sales and marketing expenses	$42,595	$24,390	$12,377
Percent of total revenue	48%	40%	59%

General and Administrative Expenses. General and administrative expenses primarily include personnel costs, bad debt expense, facilities expenses related to our executive, finance, human resources, information technology and legal organizations, and fees for professional services such as legal, accounting, compliance and information systems. Since the initial public offering, we have incurred and will continue to incur significant additional accounting and compliance costs as well as additional insurance, investor relations and other costs associated with being a public company. Also included in general and administrative expenses are legal costs to defend ourselves against lawsuits as well as costs associated with our Audit Committee investigation. We expect general and administrative expenses to continue to increase in total dollars although we expect these expenses to decrease as a percentage of total revenue over the next several years and to potentially increase as a percentage of revenue in early 2008 through the end of our Audit Committee investigation and financial statement restatement process.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
	(Dollars in thousands)		
General and administrative expenses	$14,945	$7,411	$3,681
Percent of total revenue	17%	12%	17%

Other Income (Expense), Net. Other income (expense), net primarily includes interest income on cash, cash equivalents and marketable securities balances and interest expense on our outstanding debt. It also includes realized gain (loss) on short-term investments. In addition, in 2006 and 2005, other income (expense), net, included the adjustment we made to record our preferred stock warrants at fair value in accordance with FSP 150-5. We adopted FSP 150-5 and accounted for the related cumulative effect of the change in accounting principle on July 4, 2005.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
	(In thousands)		
Interest income and other	$4,470	$ 230	$ 314
Interest expense	—	(1,751)	(330)
Warrant revaluation expense	—	(8,431)	(52)
Other income (expense), net	$4,470	$(9,952)	$ (68)

Fiscal 2007 Compared With Fiscal 2006(restated)

Revenue. Total revenue was $89.0 million in 2007 compared to $61.2 million in 2006, an increase of 45%. Revenue increased in 2007, primarily due the expansion of our customer base, an increase in repeat orders and the number of product offerings available to our customers offset by a decrease in average order sizes. Our customer base grew 87% from 2007 to 2006 and the number of new customers added in 2007 was 320, representing a 44% increase over the number of new customers added in the comparable period in the prior year. This increase was primarily due to better penetration in our target markets, our expanded sales force and traction in international markets. In 2007, reorders from existing customers represented approximately 58% of total revenue, compared to 69% in 2006. The average initial order size increased 6% from 2007 to 2006, while the average reorder size decreased by 10% in the same comparative period. The decrease in overall average order size of 2% year-over-year is attributable to increased diversification of customers and product mix, specifically a greater number of new customers purchasing our entry level IQ 200 system.

In 2007, Eastman Kodak Company was our only customer with revenues greater than 10% accounting for 10% of our total revenue. In 2006, Comcast Corporation, which purchased through one of our resellers, accounted for 15% of our total revenue and Eastman Kodak Company accounted for 10% of our total revenue.

In 2007, we derived 55% of our total revenue from indirect channels compared to 44% in 2006. This increase in indirect channel revenue was due to the growing market for our products and our increased focus on expanding our indirect channel sales by hiring dedicated sales managers and expanding our group of value-added resellers. Computer Design and Integrátion LLC, the reseller that sold to Comcast, is the only reseller that accounted for more than 10% of our total revenue in 2006 . We generated 27% of our total revenue in 2007 from international locations, compared to 24% in 2006. We plan to continue to expand into international locations and introduce our products in new markets directly and indirectly through channel partners.

Services revenue increased $6.5 million, or 80%, to $14.6 million in 2007 from $8.1 million in 2006. The increase in services revenue was a result of increased product sales and first-year technical support sales combined with the renewal of service contracts by existing customers. As our installed customer base grows and since substantially all of our customers continue to renew their service contracts, we expect services revenues to continue to grow.

Gross Margin. Gross margin decreased 100 basis points to 52% in 2007 from 53% in 2006. Gross margin for product revenue increased 200 basis points to 55% in 2007 from 53% in 2006. The increase in product revenue gross margin was primarily due to customer adoption of our new generation of products released in 2007 and 2006, which have more favorable gross margins as a result of reduced product component costs and an increase in software sales. Some of our new generation products were designed, among other things, to deliver a higher amount of storage capacity within each node. This higher capacity has resulted in increased gross margins even as price per megabyte of storage charged to our customers has decreased. Since the latter part of 2006, we released four new software applications, SnapshotIQ, SmartConnect, Migration IQ and SmartQuotas, which carry a higher gross margin than our margin on our overall product revenue. During 2007, more than 50% of our new customers purchased one or more of our five software applications. The growth in product margins was offset by reserves for adverse purchase commitments and increased servicing costs for our pool of evaluation inventory.

We expect to continue to experience pricing pressures within our industry as the price per megabyte of storage decreases year over year. The downward pricing pressure is primarily due to the decreasing prices of disk drives and other industry standard hardware components. Depending on the product type, disk drives can represent approximately one-fourth of our material cost. Historically, disk drives have decreased in price approximately 30% from year to year.

Gross margin for services revenue decreased 17 percentage points to 38% in 2007 from 55% in 2006. Services revenue includes support services for both our software and our hardware products. Software support provides customers with software updates, maintenance releases and patches, which have minimal costs. Hardware support includes Internet access to our technical knowledge database and to technical support personnel, and third-party costs in providing technical support. During 2007, we continued to make investments in our customer service and support structure, including hiring new personnel, expanding our service organization geographically to enhance the reliability and responsiveness for our customers. As a result, gross margin for services revenue for the year ended 2007 decreased from the comparable period in the prior year.

Research and Development Expenses. Research and development expenses increased $3.4 million, or 20%, to $19.9 million in 2007 from $16.5 million in 2006. Research and development employees increased to 103 at December 30, 2007 from 98 at December 31, 2006. The increase in expenses year over year was primarily due to an increase in salaries and benefits, professional services, and stock-based compensation expense. Stock-based compensation expense related to research and development increased to $702,000 in 2007 from $160,000 in 2006. As a percent of 2007 revenue, research and development expense fell to 22% from 27% in 2006.

Sales and Marketing Expenses. Sales and marketing expenses increased $18.2 million, or 75%, to $42.6 million in 2007 from $24.4 million in 2006. Sales and marketing employees increased to 141 at December 30, 2007 from 101 at December 31, 2006. The year over year increase in sales and marketing expenses was primarily due to an increase in headcount-related costs, trade shows, marketing programs, travel expenses, sales commissions, and stock-based compensation expense. Stock-based compensation expense included in sales and marketing expenses was $1.6 million in 2007 compared with $198,000 in 2006. As a percent of 2007 revenue, sales and marketing expense increased to 48% from 40% in 2006.

General and Administrative Expenses. General and administrative expenses increased $7.5 million, or 102%, to $14.9 million in 2007 from $7.4 million in 2006. General and administrative employees increased to 44 at December 30, 2007 from 40 at December 31, 2006. The increase year over year was primarily due to an increase in salaries and benefits, professional service fees, insurance, bad debt expense, stock-based compensation expense, facilities and depreciation expenses. Included in general and administrative expenses are $1.5 million in professional service fees associated with our Audit Committee investigation. Also, the additional personnel and professional services fees were primarily the result of our ongoing efforts to build the legal, financial, human resources and information technology functions required of a public company, including costs to comply with the Sarbanes-Oxley Act of 2002. Stock-based compensation expense included in general and administrative expenses increased to $1.5 million in 2007 from $258,000 in 2006. As a percent of 2006 revenue, general and administrative expense increased to 17% from 12% in 2006.

Other Income (Expense), Net. Other income (expense), net increased $14.4 million to $4.5 million in income in 2007 from $10.0 million in expense in 2006. The increase was due to an increase in our interest income of $4.2 million related to our higher average cash, cash equivalents and marketable securities balances during 2007 from the comparable period in the prior year and a reduction in interest expense and warrant revaluation expense of $1.8 million and $8.4 million, respectively, in 2007. The higher average cash, cash equivalents and marketable securities balance during the year ended 2007 resulted from the proceeds received from our initial public offering in December 2006.

Fiscal 2006(restated) Compared With Fiscal 2005

Revenue. Total revenue was $61.2 million in 2006 compared with $21.1 million in 2005, an increase of 190%. Revenue increased in 2006, primarily due the expansion of our customer base, an increase in average deal size, an increase in repeat orders and the number of product offerings available to our customers. Our customer base grew 151% from 2005 to 2006, primarily due to better penetration in our target markets, our expanded sales force and traction in international markets. In 2006, reorders from existing customers represented approximately 69% of total revenue, compared with 39% in 2005. The average initial order size increased by 19% in 2006 from 2005 and the average reorder size increased by 10% in the same comparative period. The increases in reorders and average order size are attributable to greater acceptance of our existing products and the introduction of new product offerings.

In 2006, Comcast Corporation, which purchased through one of our resellers, accounted for 15% of our total revenue and Eastman Kodak Company accounted for 10% of our total revenue. In 2005, Eastman Kodak Company accounted for 20% of our total revenue. Both of these customers buy our products on a purchase order basis, and neither has a long-term contract or minimum sales commitment.

In 2006, we derived 44% of our total revenue from indirect channels compared with 27% in 2005. This increase in indirect channel revenue was due to the growing market for our products and our increased focus on expanding our indirect channel sales by hiring dedicated sales managers and expanding our group of value-added resellers. Computer Design and Integration LLC, the reseller that sold to Comcast, is the only reseller that accounted for more than 10% of our total revenue in both 2006 and 2005. We generated 24% of our total revenue in 2006 from international locations, compared with 17% in 2005. We plan to continue to expand into international locations and introduce our products in new markets directly and indirectly through channel partners.

Services revenue increased $5.7 million, or 240%, to $8.1 million in 2006 from $2.4 million in 2005. The increase in services revenue was a result of increased product sales and first-year technical support sales combined with the renewal of service contracts by existing customers. As our installed customer base grows and since substantially all of our customers continue to renew their service contracts, we expect our proportion of services revenue to continue to increase as a percentage of total revenue from its 13% level in 2006.

Gross Margin. Gross margin increased eight percentage points to 53% in 2006 from 45% in 2005. Gross margin for product revenue also increased nine percentage points to 53% in 2006 from 44% in 2005. These increases in gross margin were primarily due to customer adoption of our new generation of products released in 2005 and 2006, which have more favorable gross margins as a result of reduced product component costs and an increase in software sales. Some of our new generation products were designed, among other things, to deliver a higher amount of storage capacity within each node. This higher capacity has resulted in increased gross margins even as price per megabyte of storage charged to our customers has decreased. During the latter part of 2006, we released two new software applications, SnapshotIQ and SmartConnect, which carry a higher gross margin than our margin on our overall product revenue. In the fourth quarter of 2006, more than one in three new customers purchased one or more of our three software applications.

We expect to continue to experience pricing pressures within our industry as the price per megabyte of storage decreases year over year. The downward pricing pressure is primarily due to the decreasing prices of disk drives and other industry standard hardware components. Depending on the product type, disk drives can represent approximately one-fourth of our material cost. Historically, disk drives have decreased in price approximately 30% from year to year. Thus, the decline in product prices that we experienced was more than offset by a greater percentage decrease in cost of product revenue on a per node basis resulting in an overall increase in product gross margin in 2006 compared with 2005.

Gross margin for services revenue increased five percentage points to 55% in 2006 from 50% in 2005. Services revenue includes support services for both our software and our hardware products. Software support provides customers with software updates, maintenance releases and patches, which have minimal costs. Hardware support includes Internet access to our technical knowledge database and Internet access to technical support personnel. Costs to maintain the technical knowledge database and to maintain our technical support group have not increased at the same rate as services revenue. As a result, gross margin for services revenue increased due to our services revenue growing more rapidly than these fixed costs associated with the services performed.

Research and Development Expenses. Research and development expenses increased $4.0 million, or 32%, to $16.5 million in 2006 from $12.5 million in 2005. Research and development employees increased to 98 at December 31, 2006 from 75 at January 1, 2006. The increase year over year was primarily due to an increase in salaries and benefits, facilities, depreciation expenses and professional services offset by a decrease in new product prototype expenses. Stock-based compensation expense related to research and development increased to $160,000 in 2006 from none in 2005. As a percent of 2006 revenue, research and development expense fell to 27% from 59% in 2005.

Sales and Marketing Expenses. Sales and marketing expenses increased $12.0 million, or 97%, to $24.4 million in the 2006 from $12.4 million in 2005. Sales and marketing employees increased to 101 at December 31, 2006 from 74 at January 1, 2006. The year over year increase in sales and marketing expenses was primarily due to an increase in headcount-related costs, trade shows, marketing programs, travel expenses and sales commissions. Stock-based compensation expense included in sales and marketing expenses was $198,000 in 2006 compared with none in 2005. As a percent of 2006 revenue, sales and marketing expense fell to 40% from 59% in 2005.

General and Administrative Expenses. General and administrative expenses increased $3.7 million, or 101%, to $7.4 million in 2006 from $3.7 million in 2005. General and administrative employees increased to 40 at December 31, 2006 from 21 at January 1, 2006. The increase year over year was primarily due to an increase in salaries and benefits, professional service fees, facilities and depreciation expenses. The additional personnel and professional services fees were primarily the result of our ongoing efforts to build the legal, financial, human resources and information technology functions required of a public company. We expect to incur significant additional expenses as a result of operating as a public company, including costs to comply with the Sarbanes-Oxley Act of 2002 and other rules and regulations applicable to public companies. Stock-based compensation expense included in general and administrative expenses increased to $258,000 in 2006 from $5,000 in 2005. As a percent of 2006 revenue, general and administrative expense fell to 12% from 17% in 2005.

Other Income (Expense), Net. Other expense, net increased by nearly $9.9 million to $10.0 million in 2006 from $68,000 in 2005. The increase was primarily due to a $8.4 million warrant revaluation expense in 2006. Interest expense increased due to a higher average debt balance throughout 2006 that carried a higher average interest rate. The increase in the average debt balance was primarily attributable to a $6.0 million subordinated debt financing that closed in the first quarter of 2006, which was terminated in December 2006 subsequent to the initial public offering. Included in interest expense for 2006 was a debt discount of $540,000 and an early termination fee of $180,000 related to this debt financing.

Liquidity and Capital Resources

As of December 30, 2007, our principal sources of liquidity consisted of cash, cash equivalents, and marketable securities of $85.9 million and net accounts receivable of $20.2 million. Our cash, cash equivalents, and marketable securities balances were substantially generated from our initial public offering in December 2006 in which we received net proceeds of approximately $105.7 million (after underwriters' discounts of $8.1 million and additional offering related costs of approximately $2.4 million). Our primary sources of cash historically have been proceeds from the issuance of convertible preferred stock, customer payments for our products and services and proceeds from the issuance of notes payable. From the beginning of 2001 through December 31, 2006, we issued convertible preferred stock with aggregate net proceeds of $69.5 million and notes payable with aggregate proceeds of $70.4 million. The proceeds from the notes payable have been used to fund our losses from operations and capital expenditures. Although our credit facilities remain available, we anticipate that we will not have a need to fund operations through additional borrowings in the near term. In 2006, we repaid our remaining notes payable and we currently have no debt outstanding.

Our principal uses of cash historically have consisted of payroll and other operating expenses, repayments of borrowings and purchases of property and equipment primarily to support the development of new products.

Since the second quarter of 2005, we have expanded our operations internationally. Our sales contracts are typically denominated in United States dollars. However, our local operating expenses are derived in foreign currencies. Thus, as the United States dollar decreases in value against the local currencies where we have operations, our cash flows from operations are negatively affected. As we fund our international operations, our cash and cash equivalents could be affected by changes in exchange rates. To date, the foreign currency effect on our cash and cash equivalents has been immaterial.

The following table shows our working capital and cash, cash equivalents and marketable securities as of the stated dates:

	As of		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1) (In thousands)	
Working capital	$87,251	$108,519	$ 7,332
Cash, cash equivalents and marketable securities	85,861	99,899	12,656

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1) (In thousands)	
Net cash used in operating activities	$ (6,950)	$ (17,300)	$(18,411)
Net cash used in investing activities	(53,870)	(3,491)	(5,536)
Net cash (used in) provided by financing activities	(82)	109,833	26,179

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly influenced by our cash investments to support the growth of our business in areas such as research and development, sales and marketing and corporate administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, vendor accounts payable and other current assets and liabilities. Certain metrics such as inventory and accounts receivable turns historically have been impacted by our product mix and the timing of orders from our customer base. As we have continued to build our integrated relationship with our manufacturing partner, we have experienced a steady improvement in inventory turns due to outsourcing our inventory management. Accounts receivable levels at quarter-ends have historically been affected by the timing of orders from our customers during the quarter.

Net cash used in operating activities was $7.0 million, $17.3 million, and $18.4 million in 2007, 2006, and 2005, respectively. Net cash used in operating activities in 2007 consisted primarily of our net loss of $26.9 million offset by a $8.8 million increase in accounts payable and accrued liabilities, compensation payable and deferred rent, a $7.4 million increase in deferred revenue, $5.3 million of depreciation and amortization expense, and $4.0 million of stock compensation expense. Net cash used in operating activities in 2006 consisted primarily of our net loss of $26.0 million and a $15.4 million increase in net accounts receivable offset by $8.4 million of non-cash charges related to the revaluation of our preferred stock warrants to their estimated fair value, an increase of $7.8 million in deferred revenue and customer deposits and $4.2 million of depreciation and amortization expense. Net cash used in operating activities in 2005 consisted of our net loss of $19.2 million and a use of $2.0 million related to net changes in our operating assets and liabilities, reduced by depreciation and amortization expense of $2.6 million.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities in 2007 was $53.9 million, comprised of net purchases of marketable securities of $46.6 million related to investing our initial public offering proceeds received in December 2006 in short-term investments and $7.3 million of capital expenditures, primarily related to additional lease space expenditures and continued purchases of research and development lab equipment.

Net cash used in investing activities in 2006 was $3.5 million, comprised of $5.3 million of capital expenditures, primarily related to improvements for newly-leased space for our headquarters and increased research and development lab equipment, offset primarily by $1.8 million of net sales of marketable securities.

Net cash used in investing activities was $5.5 million in 2005, comprised of capital expenditures of $3.7 million and net purchases of marketable securities of $1.8 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $82,000 in 2007 and net cash provided by financing activities was $109.8 million, and $26.2 million in 2006 and 2005, respectively. In 2007, we generated $1.1 million in net proceeds from issuance of common stock including through our Employee Stock Purchase Plan, which was offset by payments of offering costs of $1.1 million. In 2006, we generated $107.4 million in net proceeds from issuance of common stock in our initial public offering, sold our Series E convertible preferred stock for net proceeds of $9.9 million, borrowed and repaid $6.0 million under a subordinated loan agreement and made net repayments of $7.5 million under our line of credit facilities. Net cash provided by financing activities increased to $26.2 million in 2005 from $17.8 million in 2004. In 2005, we sold our Series D convertible preferred stock for net proceeds of $19.9 million and made net borrowings of $6.1 million under our line of credit facilities. These borrowings were used to fund losses from operations and for capital expenditures.

We believe that our $85.9 million of cash, cash equivalents, and marketable securities as of December 30, 2007, together with any cash flows from our operations, will be sufficient to fund our projected operating requirements for at least twelve months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of December 30, 2007:

	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
			(In thousands)		
Operating lease obligations	$18,108	$3,197	$5,104	$5,498	$4,309
Purchase obligations(1)	10,436	—	—	—	—
Total	$28,544	$3,197	$5,104	$5,498	$4,309

(1) The Company maintains, with its contract manufacturer, a rolling 90-day firm order for products it manufactures for the Company, and these orders may only be rescheduled or cancelled by its contract manufacturer under certain limited conditions and, even then, with certain restrictions and penalties up to the full cost of the product. The remaining amount on the open purchase order with its contract manufacturer at December 30, 2007, was $10.4 million.

Guarantees

In the ordinary course of business, we have entered into agreements with, among others, customers, value-added resellers, system integrators and distributors that include guarantees or indemnity provisions. Based on historical experience and information known to us, as of December 30, 2007, we believe our exposure related to the above guarantees and indemnities at December 30, 2007 was not material. In the ordinary course of business, we also enter into indemnification agreements with our officers and directors and our certificate of incorporation and bylaws include similar indemnification obligations to our officers and directors. It is not possible to determine the amount of our liability related to these indemnification agreements and obligations to our officers and directors due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Accordingly, we have no liabilities recorded for these agreements as of December 30, 2007 and December 31, 2006.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect its adoption will have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 will have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-b, *Fair Value Measurements*, or FSP 157-b. FSP 157-b delays the effective date of SFAS 157 until January 1, 2009, for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Nonfinancial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, or SFAS 141R and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, or SFAS 160. SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, of the adoption of SFAS 141R or SFAS 160.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the euro, the British pound, the Japanese yen and, to a lesser extent, the Canadian dollar and the Korean won. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of December 30, 2007, we had $272,000 of cash in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates.

Interest Rate Risk

We had a cash and cash equivalents balance of $39.0 million and marketable securities of $46.8 million as of December 30, 2007, which were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Investments in fixed rate, interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to rising interest rates. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. The fair value of our marketable securities fluctuates based on changes in market conditions and interest rates; however, given the short-term maturities, an increase in interest rates by 10% from our 2007 year end levels would not have a material effect upon our marketable securities balances, operating results or cash flows.

ITEM 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of Isilon Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of Isilon Systems, Inc. at December 30, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective January 2, 2006.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Staff Position No. 150-5, *Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable*, during the fiscal year ended January 1, 2006.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2006 consolidated financial statements.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
April 2, 2008

Isilon Systems, Inc.

Consolidated Balance Sheets

	As of	
	December 30, 2007	December 31, 2006 Restated(1)
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38,999	$ 99,899
Marketable securities	46,862	—
Trade receivables, net of allowances of $324 and $501, respectively	20,152	23,248
Inventories	9,430	4,125
Other current assets	5,524	2,304
Total current assets	120,967	129,576
Property and equipment, net	10,571	7,158
Total assets	$ 131,538	$136,734
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,962	$ 6,777
Accrued liabilities	5,182	3,249
Accrued compensation and related benefits	5,180	3,463
Deferred revenue	12,392	7,568
Total current liabilities	33,716	21,057
Deferred revenue, net of current portion	5,819	3,284
Deferred rent, net of current portion	3,414	2,186
Total liabilities	42,949	26,527
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, par value $0.00001: 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.00001: 250,000 shares authorized; 62,918 and 61,519 shares issued and outstanding	1	1
Additional paid-in capital	191,254	185,947
Accumulated other comprehensive loss	(76)	(83)
Accumulated deficit	(102,590)	(75,658)
Total stockholders' equity	88,589	110,207
Total liabilities and stockholders' equity	$ 131,538	$136,734

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Isilon Systems, Inc.

Consolidated Statements of Operations

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(2)	January 1, 2006
	(In thousands, except per share data)		
Revenue:			
Product	$ 74,434	$ 53,137	$ 18,709
Services	14,564	8,069	2,374
Total revenue	88,998	61,206	21,083
Cost of revenue:			
Product	33,761	25,186	10,388
Services(1)	8,975	3,622	1,187
Total cost of revenue	42,736	28,808	11,575
Gross profit	46,262	32,398	9,508
Operating expenses:			
Research and development(1)	19,903	16,524	12,478
Sales and marketing(1)	42,595	24,390	12,377
General and administrative(1)	14,945	7,411	3,681
Total operating expenses	77,443	48,325	28,536
Loss from operations	(31,181)	(15,927)	(19,028)
Other income (expense), net			
Interest income and other	4,470	230	314
Interest expense	—	(1,751)	(330)
Warrant revaluation expense	—	(8,431)	(52)
Total other income (expense), net	4,470	(9,952)	(68)
Loss before income tax expense and cumulative effect of change in accounting principle	(26,711)	(25,879)	(19,096)
Income tax expense	(221)	(109)	—
Loss before cumulative effect of change in accounting principle	(26,932)	(25,988)	(19,096)
Cumulative effect of change in accounting principle	—	—	(89)
Net loss	$(26,932)	$(25,988)	$(19,185)
Net loss per common share, basic and diluted	$ (0.44)	$ (3.09)	$ (3.95)
Shares used in computing basic and diluted net loss per common share	61,514	8,423	4,852

(1) Includes stock-based compensation expense as follows:

Cost of services revenue	$ 149	$ 24	$—
Research and development	702	160	—
Sales and marketing	1,601	198	—
General and administrative	1,526	258	5

(2) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Isilon Systems, Inc.

Consolidated Statements of Changes in Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit) and Comprehensive Loss

	Mandatorily Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
					(In thousands)			
Balances as of January 2, 2005	**33,123**	**$ 39,736**	**6,174**	**$—**	**$ 158**	**$ —**	**$ (30,485)**	**$ (30,327)**
Common stock issued in connection with early-exercises of stock options	—	—	462	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options	—	—	270	—	42	—	—	42
Vesting of early-exercised stock options	—	—	—	—	119	—	—	119
Issuance and modification of warrants	—	112	—	—	—	—	—	—
Issuance of Series D convertible preferred stock, net of issuance costs of $73	8,666	19,927	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	5	—	—	5
Reclassification of warrants to liabilities	—	(226)	—	—	—	—	—	—
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(19,185)	
Foreign currency translation adjustment	—	—	—	—	—	(29)	—	
Total comprehensive loss								(19,214)
Balances as of January 1, 2006	**41,789**	**$ 59,549**	**6,906**	**$—**	**$ 324**	**$(29)**	**$ (49,670)**	**(49,375)**
Common stock issued in connection with early-exercises of stock options	—	—	333	—	—	—	—	—
Common stock issued in connection with all other exercises of stock options	—	—	1,655	—	324	—	—	324
Common stock issued in connection with exercises of warrants	—	—	245	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	143	—	—	143
Repurchase of shares of unvested common stock	—	—	(57)	—	—	—	—	—
Issuance of Series E convertible preferred stock, net of issuance costs of $55	1,707	9,945	—	—	—	—	—	—
Conversion of mandatorily redeemable convertible preferred stock to common stock	(43,496)	(69,494)	43,496	1	69,493	—	—	69,494

	Mandatorily Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
					(In thousands)			
Sale of common stock, net of offering expenses	—	—	8,941	—	105,685	—	—	105,685
Conversion of mandatorily redeemable convertible preferred stock warrants to common stock warrants	—	—	—	—	9,338	—	—	9,338
Stock-based compensation expense	—	—	—	—	640	—	—	640
Comprehensive loss:								
Net loss, restated(1)	—	—	—	—	—	—	(25,988)	
Unrealized gain on marketable securities	—	—	—	—	—	14	—	
Reclassification of unrealized gain on marketable securities to income upon sale	—	—	—	—	—	(14)	—	
Foreign currency translation adjustment	—	—	—	—	—	(54)	—	
Total comprehensive loss, restated(1)								(26,042)
Balances as of December 31, 2006, restated(1)	**—**	**$ —**	**61,519**	**$ 1**	**$185,947**	**$(83)**	**$ (75,658)**	**$110,207**
Common stock issued in connection with exercise of stock options	—	—	1,534	—	782	—	—	782
Common stock issued in connection with Employee Stock Purchase Plan	—	—	46	—	365	—	—	365
Initial public offering expenses	—	—	—	—	(41)	—	—	(41)
Vesting of early-exercised stock options	—	—	—	—	223	—	—	223
Repurchase of shares of unvested common stock	—	—	(181)	—	—	—		—
Stock-based compensation expense	—	—	—	—	3,978	—	—	3,978
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(26,932)	
Unrealized gain on marketable securities	—	—	—	—	—	94	—	
Foreign currency translation adjustment	—	—	—	—	—	(87)	—	
Total comprehensive loss								(26,925)
Balances as of December 30, 2007	**—**	**$ —**	**62,918**	**$ 1**	**$191,254**	**$(76)**	**$(102,590)**	**$ 88,589**

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Isilon Systems, Inc.

Consolidated Statements of Cash Flows

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
		(In thousands)	
Cash flows from operating activities			
Net loss	$(26,932)	$(25,988)	$(19,185)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,337	4,169	2,596
Realized gain on sale of marketable securities	—	(14)	—
Non-cash interest expense	—	646	69
Amortization of discount on marketable securities	(182)	—	—
Stock-based compensation expense	3,978	640	5
Loss on disposal of property and equipment	—	76	—
Warrant revaluation expense	—	8,431	141
Changes in operating assets and liabilities:			
Accounts receivable, net	3,056	(15,386)	(4,515)
Inventories	(5,305)	(1,167)	(807)
Other current assets	(3,032)	(1,810)	(172)
Accounts payable	4,914	3,201	1,113
Accrued liabilities, compensation payable and deferred rent	3,857	2,134	1,280
Deferred revenue	7,359	7,768	1,064
Net cash used in operating activities	(6,950)	(17,300)	(18,411)
Cash flows from investing activities			
Purchases of property and equipment	(7,284)	(5,340)	(3,733)
Purchases of marketable securities	(71,581)	(691)	(3,253)
Proceeds from sales and maturities of marketable securities	24,995	2,508	1,450
Proceeds from sale of property and equipment	—	32	—
Net cash used in investing activities	(53,870)	(3,491)	(5,536)
Cash flows from financing activities			
Proceeds from issuance of preferred stock	—	9,945	19,927
Proceeds from issuance of common stock	782	108,801	183
Proceeds from issuance of common stock, employee stock purchase plan	365	—	—
Proceeds from notes payable	—	54,524	13,467
Repurchases of unvested common stock	(94)	—	—
Payment of offering costs	(1,135)	(1,376)	—
Payments of notes payable and capital lease obligations	—	(62,061)	(7,398)
Net cash (used in) provided by financing activities	(82)	109,833	26,179
Effect of exchange rate changes on cash and cash equivalents	2	4	3
Net (decrease) increase in cash and cash equivalents	(60,900)	89,046	2,235
Cash and cash equivalents at beginning of year	99,899	10,853	8,618

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
		(In thousands)	
Cash and cash equivalents at end of year	$ 38,999	$ 99,899	$ 10,853
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ —	$ 1,141	243
Cash paid for taxes	69	17	—
Non-cash investing and financing activities:			
Additions to property and equipment included in accounts payable	449	231	722
Vesting of early exercise-excised stock options	223	143	119
Additions to property and equipment provided by lessor	1,209	2,417	—
Issuance and modifications of warrants for deferred financings costs	—	—	112
Debt discount resulting from the issuance of warrants	—	540	—
Unrealized gain on marketable securities	94	14	—
Accrued initial public offering costs	—	1,033	—
Conversion of mandatorily redeemable convertible preferred stock warrants to common stock warrants	—	9,338	—

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Isilon Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

Isilon Systems, Inc. (the "Company") was incorporated in the State of Delaware on January 24, 2001. The Company designs, develops and markets clustered storage systems for storing and managing digital content. The Company began selling its products and services in January 2003. The Company sells systems that generally include a software license, hardware, post-contract customer support and, in some cases, additional elements.

Significant Accounting Policies

Fiscal Year End

The Company operates on a 52/53-week fiscal year ending on the Sunday closest to December 31. Accordingly, the Company's fiscal year 2007 ended December 30, 2007, its fiscal year 2006 ended on December 31, 2006, and its fiscal year 2005 ended on January 1, 2006.

Accounting Principles

The consolidated financial statements and accompanying notes were prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Basis of Consolidation

The consolidated financial statements include the accounts of Isilon Systems, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are inherent in the preparation of the consolidated financial statements and include accounting for revenue recognition, the allowance for doubtful accounts, obsolete and excess inventory, the valuation allowance on deferred tax assets and the valuation of preferred stock warrants and stock-based compensation expense. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with remaining maturities of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates market value, and consisted of the following:

	As of	
	December 30, 2007	December 31, 2006
	(In thousands)	
Bank deposits	$ 4,971	$ 6,891
Money market funds	21,347	93,008
U.S. government securities	12,681	—
	$38,999	$99,899

Marketable Securities

At their date of acquisition, the Company's marketable securities are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. During the periods presented, the Company had securities classified as available-for-sale, which were reported at fair value with the related unrealized gains and losses included as a separate component in stockholders' equity (deficit). Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense), net. The fair value of marketable securities is based on quoted market prices. Realized and unrealized gains and losses are based on the specific identification method. The Company's investments in marketable securities are diversified among high-credit quality securities in accordance with the Company's investment policy.

The fair value of the Company's marketable securities fluctuates based on changes in market conditions and interest rates; however, given the short-term maturities, management believes that these instruments are not subject to significant market or interest rate risk. Investments in fixed rate, interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to rising interest rates. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of certain investments, anticipated declining interest rates will negatively impact the Company's investment income.

Marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of December 30, 2007				
Commercial paper	$ 5,512	$—	$—	$ 5,512
Corporate bonds and notes	3,581	—	(1)	3,580
U.S. government securities	37,676	97	(3)	37,770
	$46,769	$97	$(4)	$46,862

The Company did not hold any marketable securities as of December 31, 2006.

The unrealized losses on these investments were caused by interest rate increases and not credit quality. The Company determined the unrealized losses to be temporary since the duration of the decline in value of the investments was short, the extent of the decline, in both dollars and as a percentage of cost, was not significant, and the Company has the ability and intent to hold the investments until it recovered at least substantially all of the cost of the investments.

Allowance for Doubtful Accounts

The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. The Company's allowance for doubtful accounts was $324,000 and $501,000 as of December 30, 2007 and December 31, 2006, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method, which approximates FIFO, and market value represents the lower of replacement cost or estimated net realizable value. Reserves for excess and obsolete inventory are established based on management's analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company's inventory less the related inventory valuation reserve represents the new cost basis of these products. Inventories consist of components, finished goods and evaluation units.

Property and Equipment

Property and equipment are recorded at cost. Disposals are removed at cost less accumulated depreciation, and any gain or loss from disposition is reflected in the statement of operations in the period of disposition. Depreciation and amortization are provided over the estimated useful lives of the depreciable assets, using the straight-line method, as follows:

	Estimated Useful Lives
Software and computer equipment	1 to 3 years
Furniture, office equipment and other	2 to 3 years
Leasehold improvements	1 to 7 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Software Development Costs

Software development costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs are capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The establishment of technological feasibility and the ongoing assessment of recoverability of costs require considerable judgment by the Company with respect to certain internal and external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in hardware and software technology. Since inception, the Company has not capitalized any software development costs because the costs incurred between the time technological feasibility was established and the time the product was released for sale were not significant.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. While the Company's current operating and cash flow losses are indicators of impairment, the Company believes that the future cash flows to be received from its long-lived assets will exceed their carrying value and, accordingly, has not recognized any impairment losses during the periods presented.

Fair Value of Financial Instruments

The Company carries its marketable securities classified as available-for-sale at fair value. The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, other receivables and assets, accounts payable, accrued liabilities, other payables and liabilities, approximate their fair values due to their short-term nature. Based on borrowing rates available to the Company as of the balance sheet dates presented for loans with similar terms and similar circumstances, the carrying amounts of the Company's debt obligations approximate their respective fair values.

Concentration of Risks

The Company's cash and cash equivalents are invested with financial institutions in deposits that, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the institutions are financially sound and, accordingly, that minimal credit risk exists.

The Company does not require collateral to support credit sales. Allowances are maintained for potential credit losses. Customer concentrations of greater than 10% were as follows:

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 2, 2005
% of Total Revenue			
Eastman Kodak Company	10%	10%	20%
Comcast Corporation(2)	—	15	3
All other customers	90	75	77
Total	100%	100%	100%

	As of	
	December 31, 2007	December 31, 2006 Restated(1)
% of Gross Accounts Receivable		
Comcast Corporation(2)	Less than 10%	14%

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

(2) Comcast Corporation purchases through one of the Company's resellers, Computer Design and Integration LLC.

The Company is dependent on a single contract manufacturer, and some of the key components in the Company's products come from single or limited sources of supply.

Revenue Recognition

The Company derives its revenue from sales of its products and services. Product revenue consists of revenue from sales of systems and software. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

The Company's software is integrated with industry standard hardware and is essential to the functionality of the integrated system product. The Company provides unspecified software updates and enhancements related to its products through service contracts. As a result, the Company accounts for revenue in accordance with AICPA Statement of Position No. 97-2, *Software Revenue Recognition*, or SOP 97-2, as amended by Statement of Position No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, or SOP 98-9, for all transactions involving the sale of software. The Company recognizes product revenue when it has entered into an arrangement with a customer, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is reasonably assured

On sales to channel partners, the Company evaluates whether fees are considered fixed or determinable by considering a number of factors, including the Company's ability to estimate returns, the geography in which a sales transaction originates, payment terms and the Company's relationship and past history with the particular channel partner. If fees are not considered fixed or determinable at the time of sale to a channel partner, revenue recognition is deferred until there is persuasive evidence indicating product has sold-through to an end-user. Persuasive evidence of sell-through may include reports from channel partners documenting sell-through activity, copies of end-user purchase orders, data indicating an order has shipped to an end-user, cash payments or letters of credit guaranteeing cash payments or other similar information.

At the time of shipment, the Company records revenue reserves for estimated sales returns and stock rotation arrangements. Sales returns and stock rotation reserves are estimated based on historical activity and expectations of future experience. The Company monitors and analyzes actual experience and adjusts these reserves on a quarterly basis.

Substantially all of the Company's products are sold in combination with services, which primarily consist of hardware and software support. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Hardware support includes Internet access to technical content through Isilon Insight, the Company's knowledge database, repair or replacement of hardware in the event of breakage or failure, and telephone and Internet access to technical support personnel during the term of the support period. Installation services, when provided, are also included in services revenue.

Sales generally consist solely of hardware and software products and support services. The Company has established vendor specific objective evidence, or VSOE, for the fair value of its support services as measured by the renewal prices offered to and paid by its customers. The Company uses the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered element, support services, is deferred and the remaining portion of the sales amount is recognized as product revenue. This product revenue is recognized upon shipment, based on freight terms, assuming all other criteria for recognition discussed above have been met. The fair value of the support services is recognized as services revenue on a straight-line method over the term of the related support period, which is typically one to three years.

Guarantees

In the ordinary course of business, the Company has entered into agreements with, among others, customers, value-added resellers, system integrators and distributors that include guarantees or indemnity provisions. Based on historical experience and information known to the Company, it believes its exposure related to the above guarantees and indemnities was immaterial for each of the periods presented. In the ordinary course of business, the Company also enters into indemnification agreements with its officers and directors and the Company's certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. It is not possible to determine the amount of the Company's liability related to these indemnification agreements and obligations to its officers and directors due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Accordingly, the Company has no liabilities recorded for these agreements as of December 30, 2007 and December 31, 2006.

Research and Development

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, facilities costs and depreciation of equipment used in research and development.

Advertising

Advertising costs are expensed as incurred. The Company incurred $539,000, $734,000 and $168,000 in advertising costs during the years ended December 30, 2007, December 31, 2006, and January 1, 2006, respectively.

Operating Leases

The Company recognizes rent expense on the straight-line method over the term of the lease. The difference between rent expense (which includes the impact of escalation provisions and lease incentives, such as tenant improvements provided by lessors) and rent paid is recorded as deferred rent in the Company's consolidated balance sheets.

Income Taxes

The Company provides for deferred income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be realized.

Foreign Currency Translation and Transactions

The Company considers the functional currency of each of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange for the reporting period. The net gain or loss resulting from translation is shown as a foreign currency translation adjustment and included as a component of accumulated other comprehensive loss in stockholders' equity (deficit).

Accounting for Stock-Based Compensation

Prior to January 2, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25, and Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions using the minimum value method of SFAS No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123, and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. In accordance with APB 25, the Company recognized no compensation cost for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

On January 2, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, or SFAS 123(R), using the prospective transition method. Under this method, the Company's stock-based compensation costs recognized during 2006 were comprised of compensation costs for all share-based payment awards granted subsequent to January 1, 2006, based on their grant-date fair value estimated using the Black-Scholes model, in accordance with the provisions of SFAS 123(R). Accordingly, stock-based compensation expense recognized in the statement of operations for the years ended December 30, 2007 and December 31, 2006, is based on options ultimately expected to vest and thus includes an estimate for forfeitures.

The Company chose the straight-line method of allocating compensation cost over the requisite service period of the related award under SFAS 123(R). The Company calculated the expected term based on the provisions outlined in SFAS 123(R), which, for options granted in the years ended December 30, 2007 and December 31, 2006, resulted in an expected term of approximately four years. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available.

For the years ended December 30, 2007 and December 31, 2006, the Company recorded non-cash stock-based compensation expense under SFAS 123(R) of $4.0 million and $640,000, respectively. In future periods, stock-based compensation expense is expected to increase as the Company amortizes expense related to previously issued stock-based compensation awards and issues additional equity-based awards to continue to attract and retain key employees. As of December 30, 2007, the Company's total unrecognized compensation cost related to stock-based awards granted since January 2, 2006 to employees and non-employee directors was $19.9 million, which will be recognized over the weighted-average remaining requisite service period of 3.1 years. The Company recorded no tax benefit related to these options during the year ended December 30, 2007, since the Company currently maintains a full valuation allowance.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with FASB Emerging Issues Task Force No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, or EITF No. 96-18, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the Company's underlying common stock at the date of grant, the contractual term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates and expected dividend yields of the Company's common stock.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) ("OCI") includes charges or credits to equity that are not the result of transactions with stockholders. For the Company, this includes unrealized gains and losses on marketable securities and foreign currency translation adjustments. Amounts are reclassified from OCI into results of operations to the extent unrealized gains and losses become realized. During the years ended December 30, 2007 and December 31, 2006, realized gains of $0 and $14,000, respectively, were reclassified into earnings from OCI as marketable securities were sold prior to maturity with a fair value greater than their original cost. The Company has included components of comprehensive income (loss) within the consolidated statements of changes in mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and comprehensive loss.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position No. 150-5, *Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable*, or FSP 150-5. FSP 150-5 affirms that warrants to purchase shares of the Company's mandatorily redeemable convertible preferred stock are subject to the requirements in FSP 150-5 and requires the Company to classify these warrants as liabilities and revalue them to fair value at the end of each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. The impact consisted of an $89,000 cumulative charge as of July 4, 2005, when the Company adopted FSP 150-5, to increase the recorded value of the warrants to their fair value as of the date of adoption, and $52,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 4, 2005 and January 1, 2006. For the year ended December 31, 2006, the Company recorded an $8.4 million charge reflecting the increase in fair value between January 2, 2006, and December 20, 2006, the date of the closing of the Company's initial public offering and conversion of preferred stock to common stock.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1)	
	(In thousands, except per share data)		
Net loss per common share, basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (0.44)	$ (3.09)	$ (3.93)
Cumulative effect of change in accounting principle	—	—	(0.02)
Net loss per common share, basic and diluted	$ (0.44)	$ (3.09)	$ (3.95)
Denominator for basic and diluted net loss per common share	61,514	8,423	4,852

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect its adoption will have a significant impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 will have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-b, *Fair Value Measurements*, or FSP 157-b. FSP 157-b delays the effective date of SFAS 157 until January 1, 2009, for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. Nonfinancial assets and liabilities include, among others: intangible assets acquired through business combinations; long-lived assets when assessing potential impairment; and liabilities associated with restructuring activities.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations*, or SFAS 141R and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, or SFAS 160. SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141R and SFAS 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We have not yet determined the effect on our consolidated financial statements, if any, of the adoption of SFAS 141R or SFAS 160.

2. Initial Public Offering

On December 14, 2006, the Company's registration statement on Form S-1 was declared effective for its initial public offering, pursuant to which the Company sold 8,940,717 shares of common stock, including the underwriters' over-allotment, at $13.00 per share. The offering closed on December 20, 2006, and, as a result, the Company received net proceeds of approximately $105.7 million (after underwriters' discounts of $8.1 million and additional offering-related costs of approximately $2.4 million).

Simultaneous with its initial public offering, the Company's shares of mandatorily redeemable convertible preferred stock were automatically converted into 43.5 million shares of common stock and 409,478 warrants to purchase mandatorily redeemable convertible preferred stock were converted into warrants to purchase common stock.

3. Restatement of Consolidated Financial Statements

On February 29, 2008, the Company announced that its Board of Directors, based upon the recommendation of the Audit Committee, determined that the Company should restate its financial statements for the fiscal year ended December 31, 2006, and for the first and second quarters of fiscal 2007, ended April 1, 2007 and July 1, 2007, respectively, as a result of errors in those financial statements. As announced on November 8, 2007, the Company's Audit Committee, assisted by independent forensic accountants and legal advisors, has been conducting an independent investigation of certain of the Company's sales to resellers and other customers to determine whether commitments were made that have an impact on the timing and treatment of revenue recognition, and whether the Company's internal controls relating to revenue recognition are sufficient.

Background of the Restatement

In late October 2007, as part of the Company's finance department's efforts to monitor its outstanding accounts receivable, its recently appointed Chief Financial Officer identified concerns regarding the recognition of revenue for certain sales to resellers and other customers. These concerns were promptly communicated to the Chairman of the Audit Committee. After receiving additional information from its Chief Financial Officer, on November 4, 2007, the Audit Committee decided to conduct an independent investigation of the issues identified by management and the Board of Directors concurred in that decision. The Audit Committee subsequently retained independent legal counsel, Heller Ehrman LLP, and independent forensic accounting experts, Huron Consulting Group, to assist in the investigation.

The investigation focused on revenue recorded in fiscal 2006 and the first three quarters of fiscal 2007. During the course of the investigation, the Audit Committee and its advisors collected and reviewed more than 80,000 pages of hard copy documents from individual custodians, department files and central files, and also collected and searched more than 166 gigabytes of electronically stored information. The Audit Committee and its advisors conducted more than 40 interviews of current and former employees and customers. The information obtained through this investigation was analyzed in conjunction with accounts receivable aging reports, credit memos, return materials authorizations, evaluation agreements, sales return reserves, bad debt write-offs, and reserves for bad debts. From this and other information, specific transactions were identified and tested for compliance with the Company's revenue recognition policies. Testing procedures included review of customer contracts, customer correspondence and emails, sales quotes, customer purchase orders, shipping documentation, invoices, and cash receipts.

Audit Committee Findings and Recommendations

The Company's Audit Committee determined that in fiscal year 2006, specifically, in the fourth quarter, revenue was recognized prematurely on a certain transaction. There was a single transaction with a reseller was identified for $1.1 million where a contingency related to the qualification of the product performing to certain specifications in the identified end user network existed at the time of sale. This qualification was not communicated to legal and finance personnel or the Company's independent registered public accounting firm in order to facilitate a proper evaluation of the transaction for revenue recognition purposes. The reseller paid for only a portion of the original transaction and the Company has since negotiated a return for the remaining product.

Summary of the Restatement Adjustments

The following tables summarize the impact of the restatement on the Company's financial statements for the year ended December 31, 2006. Selected information about the impact of the restatement on the Company's unaudited quarterly periods is provided in Note 13 to our consolidated financial statements.

The following tables set forth summary financial data as originally reported and as restated:

	Year Ended December 31, 2006		
	As Previously Reported	Adjustments	As Restated
	(In thousands, except per share data)		
Statement of Operations			
Total revenue	$ 62,279	$(1,073)	$ 61,206
Total cost of revenue	29,331	(523)	28,808
Total operating expenses	48,325	—	48,325
Loss from operations	(15,377)	(550)	(15,927)
Net loss	(25,438)	(550)	(25,988)
Net loss per common share, basic and diluted	$ (3.02)	$ (0.07)	$ (3.09)

	As of December 31, 2006		
	As Previously Reported	Adjustments	As Restated
Balance Sheet			
Trade receivables	$ 24,388	$(1,140)	$ 23,248
Inventories(1)	3,587	538	4,125
Other current assets	1,939	365	2,304
Total assets	136,971	(237)	136,734
Accrued liabilities	2,869	380	3,249
Deferred revenue	7,611	(43)	7,568
Total current liabilities	20,720	337	21,057
Deferred revenue, net of current portion	3,308	(24)	3,284
Total liabilities	26,214	313	26,527
Accumulated deficit	(75,108)	(550)	(75,658)
Total liabilities and stockholders' equity	$136,971	$ (237)	$136,734

	Year Ended December 31, 2006		
	As Previously Reported	Adjustments	As Restated
Statement of Cash Flows			
Net loss	$(25,438)	$ (550)	$(25,988)
Accounts receivable, net	(16,526)	1,140	$(15,386)
Inventories	(1,022)	(145)	(1,167)
Other current assets	(1,444)	(365)	(1,810)
Accrued liabilities, compensation payable and deferred rent	1,754	380	2,134
Deferred revenue and customer deposits	7,835	(67)	7,768
Net cash used in operating activities	$(17,300)	$ —	$(17,300)

(1) Adjustments to inventory include amounts for previously identified errors, primarily related to inventory-in-transit amounts, that management previously concluded were not material, but nonetheless have been corrected in the restated consolidated financial statements.

The Company's Audit Committee determined that no senior executives currently employed by the Company engaged in any improper practices or are otherwise responsible for improper revenue recognition. The Audit Committee determined that no sales personnel currently employed by the Company directly participated in negotiating oral side arrangements or reciprocal sales transactions, though several sales personnel appear to have been aware of such transactions. The Audit Committee found evidence that the Company's former Chief Executive Officer, former Chief Financial Officer and former Vice President of North America Sales participated directly in certain of the transactions for which adjustments are being recorded, but the Audit Committee concluded that the evidence about their roles, knowledge and intent is conflicting, disputed, and ultimately inconclusive.

4. Net Loss Per Common Share

The Company applies the provisions of EITF Issue No. 03-6, *Participating Securities and the Two — Class Method under FASB Statement 128*, or EITF No. 03-6, which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company's Series A through E mandatorily redeemable convertible preferred stock were participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 7.

EITF No. 03-6 requires net loss attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company's Series A through E mandatorily redeemable convertible preferred stock did not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period that are not subject to vesting provisions.

Basic and diluted net loss per common share was the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

	As of		
	December 30, 2007	December 31, 2006	January 1, 2006
Options to purchase common stock	8,366,297	6,753,969	4,766,233
Common stock subject to vesting provisions	187,952	921,292	1,480,710
Mandatorily redeemable convertible preferred stock	—	—	41,788,922
Warrants to purchase mandatorily redeemable convertible preferred stock	—	—	214,492
Warrants to purchase common stock	129,992	129,992	—
	8,684,241	7,805,253	48,250,357

5. Inventories

The Company outsources the manufacturing of its products to a contract manufacturer that assembles each product to the Company's specifications. As protection against component shortages and to provide replacement parts for its service teams, the Company also stocks limited supplies of certain key product components. The Company reduces inventory to its estimated net realizable value by reserving for excess and obsolete inventories determined primarily based on historical usage, forecasted demand and evaluation unit conversion rate and age. Inventories have been reduced by $934,000 and $1.1 million as of December 30, 2007, December 31, 2006, respectively.

Inventories consisted of the following:

	As of	
	December 30, 2007	December 31, 2006 Restated(1)
	(In thousands)	
Components	$ 154	$ —
Finished goods	5,989	2,595
Evaluation units	3,287	1,530
	$9,430	$4,125

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

6. Property and Equipment

Property and equipment, net, consisted of the following:

	As of	
	December 30, 2007	December 31, 2006
	(In thousands)	
Software and computer equipment	$ 12,820	$ 8,569
Furniture, office equipment and other	6,356	3,581
Leasehold improvements	5,040	3,308
	24,216	15,458
Less: accumulated depreciation and amortization	(13,645)	(8,300)
	$ 10,571	$ 7,158

Depreciation and amortization expense was $5.3 million, $4.2 million, and $2.6 million for the years ended December 30, 2007, December 31, 2006, and January 1, 2006, respectively.

7. Notes Payable

In June 2006, the Company and Silicon Valley Bank agreed to increase the maximum borrowing capacity under its revolving line of credit to $8.5 million through July 9, 2006. In July 2006, concurrent with the issuance of the Series E convertible preferred stock issued in July 2006, the Company repaid its outstanding borrowings of $1.7 million under the equipment line of credit with Silicon Valley Bank. In connection with repayment of these borrowings, the Company wrote off as interest expense the remaining $49,000 of related deferred financing costs.

Additionally, in July 2006, the Company entered into an amended and restated loan and security agreement with Silicon Valley Bank, which increased the borrowing capacity on the revolving working capital line of credit to $11.0 million. The amendment increased the limit of eligible accounts receivable from 80% to 85% and provided to the Company the ability to extend the maturity date of the revolving line of credit from January 2007 to January 2008 at its sole discretion upon the payment of a $41,000 fee. In December 2006, concurrent with the Company's initial public offering, the Company repaid its outstanding borrowings of $6.3 million under the revolving working capital line of credit with Silicon Valley Bank. In connection with the repayment of these borrowings, the Company wrote off as interest expense the remaining $11,000 of related deferred financing costs.

As of both December 30, 2007 and December 31, 2006, there was $0 outstanding under the revolving line of credit and the equipment line of credit.

In March 2006, the Company entered into a loan and security agreement with Horizon Technology Funding Company LLC to provide $6.0 million of subordinated debt financing, collateralized by all assets of the Company. The loan had a stated interest rate of 11.78%. This loan was subordinate to the Company's existing working capital and equipment loan facilities. Interest only payments on the loan were due monthly, in arrears, until December 31, 2006, followed by thirty equal payments of principal and interest due monthly, in arrears. As discussed in Note 8, the Company issued warrants to purchase 194,986 shares of its Series D convertible preferred stock to the lender in connection with the financing. In December 2006, subsequent to the initial public offering, the Company repaid the loan in full. In connection with the repayment of this loan, the Company wrote off the remaining $369,000 of the related debt discount described in Note 8 and paid an early termination fee of $180,000, which are included in interest expense.

8. Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity

A 1-for-2.4 reverse stock split of the Company's common stock occurred on December 12, 2006. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the reverse stock split retroactively. Previously awarded options and warrants to purchase shares of the Company's common stock and convertible preferred stock have been also retroactively adjusted to reflect the reverse stock split.

Mandatorily Redeemable Convertible Preferred Stock

As of December 30, 2007 and December 31, 2006, the Company was authorized to issue 10,000,000 shares of preferred stock and had no shares outstanding.

Upon the closing of the Company's initial public offering on December 20, 2006, all previously issued and outstanding shares of convertible preferred stock automatically converted into one share of the Company's common stock.

Warrants

The Company's common stock warrants consisted of the following:

				Number of Shares Subject to Warrants	
	Issue Date	Exercise Price	Expiration Date	December 30, 2007	December 31, 2006
Warrants to purchase common stock	March 2006	2.3078	March 2016	129,992	129,992
				129,992	129,992

In March 2006, in connection with the subordinated debt agreement discussed in Note 7, the Company issued to the lender warrants to purchase 194,986 shares of the Company's Series D convertible preferred stock. These warrants had an exercise price of $2.30784 per share, expire in March 2016 and had an estimated fair value of $593,000 as determined using the Black-Scholes option pricing model at the date of issuance. The Company allocated $540,000 of the proceeds received from the issuance of the subordinated debt to these warrants based on the relative fair values of the debt and the warrants. This amount was recorded as a discount on the carrying value of the subordinated debt and was a component of the Company's preferred stock warrant liability. During 2006, this debt discount was fully amortized to interest expense upon repayment of the related debt.

The warrants to purchase previously outstanding convertible preferred stock converted into warrants to purchase an aggregate of 409,478 shares of common stock upon the closing of the Company's initial public offering on December 20, 2006. Of the total warrants to purchase common stock, 279,486 were exercised on December 20, 2006 in conjunction with the closing of the initial public offering.

Stock Options and Unvested Common Stock

The Company adopted the 2006 Equity Incentive Plan (the "2006 Plan") in the fourth quarter of 2006, which provides for the grant of various equity awards. In conjunction with the Company's initial public offering in December 2006, the shares that were available for grant under the Amended and Restated 2001 Stock Plan (the "2001 Plan") became available for grant under the 2006 Plan. As of December 30, 2007, the Company's 2006 Plan has a total of 6,138,475 shares of the Company's common stock available for issuance to employees, officers, consultants and advisors of the Company. Generally, awards granted under the Plan vest four years from the date of grant and expire ten years from the date of grant.

The Company adopted an Employee Stock Purchase Plan (the "2006 ESPP Plan") in the fourth quarter of 2006. A total of 750,000 shares of the Company's common stock have been reserved for sale under the 2006 ESPP Plan, of which 703,962 shares remain for issuance as of December 30, 2007. Under the 2006 ESPP Plan, employees may purchase shares of common stock through payroll deductions at a price per share that is 85% of the fair market value of the Company's common stock on the applicable purchase date. During 2007, the Company issued 46,038 shares under the 2006 ESPP Plan and recorded $64,000 of related stock-based compensation expense.

The Company accounts for cash received in consideration for the purchase of unvested shares of common stock or the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company's consolidated balance sheets. As of December 30, 2007 and December 31, 2006, there were 187,952 and 921,292 unvested shares, respectively, of the Company's common stock outstanding and $189,000 and $506,000, respectively, of related recorded liability.

Detail related to activity of unvested shares of common stock is as follows:

	Number of Unvested Shares Outstanding	Weighted-Average Exercise/Purchase Price
Balance as of January 2, 2005	1,830,848	$0.14
Issued	462,498	$0.31
Vested	(812,636)	$0.15
Balance as of January 1, 2006	1,480,710	$0.19
Issued	333,332	$1.16
Vested	(836,105)	$0.18
Forfeited	(56,645)	$0.22
Balance as of December 31, 2006	921,292	$0.55
Issued	—	$ —
Vested	(552,345)	$0.43
Forfeited	(180,995)	$0.56
Balance as of December 30, 2007	187,952	$1.00

Detail related to stock option activity is as follows:

	Number of Shares Outstanding	Weighted-Average Exercise Price
Balance as of January 2, 2005	3,549,919	$ 0.20
Options granted	2,172,444	$ 0.31
Options exercised	(732,394)	$ 0.25
Options forfeited	(223,736)	$ 0.23
Balance as of January 1, 2006	4,766,233	$ 0.24
Options granted	4,370,390	$ 2.73
Options exercised	(1,987,730)	$ 0.36
Options forfeited	(394,924)	$ 1.05
Balance as of December 31, 2006	6,753,969	$ 1.77
Options granted	5,030,876	$10.65
Options exercised	(1,534,272)	$ 0.51
Options forfeited	(1,884,276)	$ 6.65
Balance as of December 30, 2007	8,366,297	$ 6.24

The total intrinsic value for options exercised in the years ended December 30, 2007 and December 31, 2006, was $13.6 million and $6.8 million, respectively, representing the difference between the estimated fair values of the Company's common stock underlying these options at the dates of exercise and the exercise prices paid. During the years ended December 30, 2007 and December 31, 2006, the total fair value of options vested was $1.8 million and $23,000, respectively.

The following table summarizes information about all stock options outstanding:

	As of December 30, 2007			
Exercise Prices	Shares Subject to Options Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Total Intrinsic Value(1)
	(Dollars in thousands, except per share data)			
$ 0.12 - 0.46	1,531,197	7.0	$ 0.25	
0.82 - 3.70	1,814,076	8.3	1.13	
5.18 - 5.75	1,710,577	9.9	5.27	
6.12 - 12.21	1,869,929	9.2	10.20	
13.00 - 25.79	1,440,518	9.3	15.08	
$ 0.12 - 25.79	8,366,297	8.8	6.24	$(10,411)
Exercisable	1,916,838	6.5	1.55	$ 6,612
Vested and expected to vest	8,038,292	8.7	6.03	$ (8,298)

(1) The total intrinsic value represents the difference between the aggregate estimated fair value of the Company's common stock issuable and the aggregate exercise price payable.

The fair value of each employee option grant for the years ended December 30, 2007 and December 31, 2006 under SFAS 123(R) was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended	
	December 30, 2007	December 31, 2006
Risk-free interest rate	3.4% - 5.1%	4.5% - 5.1%
Expected life	4 years	4 years
Dividend yield	None	None
Volatility	39 - 44%	47 - 59%

The Company determined that it is not practicable to calculate the volatility of its share price since the Company's securities have been publicly traded for a limited period of time; it has limited information on its own past volatility; and the Company is a high-growth technology company whose future operating results are not comparable to its prior operating results. Therefore, the Company estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices that the Company believes would be indicators of its future stock price volatility, after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. The Company uses the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company.

The estimated weighted-average grant date fair value, based on the minimum value method, of options granted during the year ended January 1, 2006, all of which were granted with exercise prices equal to the estimated per share fair value of the Company's common stock at the date of grant, was $0.03. The estimated weighted-average grant date fair value of options granted during the year ended December 31, 2006, with exercise prices less than the estimated per share fair value of the Company's common stock at the date of grant, was $1.19. The estimated weighted-average grant date fair value of options granted during the year ended December 31, 2006, with exercise prices that equaled the estimated per share fair value of the Company's common stock at the date of grant, was $5.66. The estimated weighted-average grant date fair value of options granted during the year ended December 30, 2007, with exercise prices that equaled the estimated per share fair value of the Company's common stock at the date of grant, was $4.07.

9. Income Taxes

The domestic and foreign components of income (loss) before income tax expense and cumulative effect of change in accounting principle were as follows:

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1) (In thousands)	
Domestic	$(27,029)	$(26,127)	$(19,096)
Foreign	318	248	—
	$(26,711)	$(25,879)	$(19,096)

Income tax expense consists of the following:

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
		(In thousands)	
Domestic — current and deferred	$ —	$ —	$—
Foreign — current and deferred	221	109	—
Total income tax expense	$221	$109	$—

The Company's effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended		
	December 30, 2007	December 31, 2006 Restated(1)	January 1, 2006
Income tax at statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	3.5	2.1	2.4
Warrant revaluation expense	—	(11.1)	—
Permanent difference	(0.2)	—	—
Other	(0.7)	—	(0.1)
Change in valuation allowance	(37.4)	(25.4)	(36.3)
Total	(0.8)%	(0.4)%	—%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities are as follows:

	As of	
	December 30, 2007	December 31, 2006
		Restated(1)
	(In thousands)	
Deferred tax assets, current:		
Inventories	$ 520	$ 350
Accrued vacation	416	—
Deferred revenue	991	211
Deferred rent	—	127
Other	658	655
Total gross deferred taxes, current	2,585	1,343
Deferred tax assets, non-current:		
Net operating loss carryforwards	21,366	12,773
Capitalized research and development	6,012	6,823
Deferred revenue	1,204	1,268
Stock-based compensation	1,130	—
Deferred rent	88	790
Property and equipment	1,481	936
Total gross deferred taxes, non-current	31,281	22,590
Gross deferred tax assets	33,866	23,933
Less: valuation allowance	(33,866)	(23,933)
Net deferred tax assets	$ —	$ —

As of December 30, 2007, the Company had total net operation loss carryforwards for federal and state income tax purposes of $73.7 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company's gross deferred tax assets have been fully offset by a valuation allowance. If not utilized, these net operating loss carryforwards will expire for federal purposes between 2021 and 2026. Utilization of these net operating loss carryforwards is subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events that cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company did not have any unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of accumulated deficit. The Company did not have any unrecognized tax benefits at January 1, 2007 or at December 30, 2007.

The Company elected to include interest on tax positions as a component of interest expense and penalties as a component of income tax expense. During the years ended December 30, 2007 and December 31, 2006 the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The tax years 2004-2006 remain open to examination by major taxing jurisdictions to which the Company is subject.

10. 401(k) Savings Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all domestic employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. Through December 30, 2007, the Company had not made contributions to the plan.

11. Segment Information

SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of cluster storage solutions to data-intensive industries such as media and entertainment, Internet, cable and telecommunications, oil and gas, life sciences, manufacturing and to the federal government. The Company's chief operating decision-maker is its Chief Executive Officer. The Company's Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the location of the end customer. The Company's assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The following presents total revenue by geographic region:

	Year Ended		
	December 30, 2007	December 31, 2006	January 1, 2006
		Restated(1) (In thousands)	
United States of America	$64,936	$46,465	$17,559
Asia	12,493	8,137	2,507
EMEA	10,682	4,172	408
Other	887	2,432	609
Total	$88,998	$61,206	$21,083

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

12. Commitments and Contingencies

Leases

The Company leases its facilities under non-cancelable operating leases, which contain renewal options and escalation clauses and expire through June 2014.

Minimum commitments under non-cancelable operating lease agreements as of December 30, 2007 were as follows (in thousands):

Fiscal 2008	$ 3,197
Fiscal 2009	2,544
Fiscal 2010	2,560
Fiscal 2011	2,678
Fiscal 2012	2,820
Thereafter	4,309
	$18,108

Rent expense incurred under operating leases was $2.9 million, $1.7 million, and $673,000 during the years ended December 30, 2007, December 31, 2006, and January 1, 2006, respectively.

Purchase Commitments

The Company maintains, with its contract manufacturer, a rolling 90-day firm order for products it manufactures for the Company, and these orders may only be rescheduled or cancelled by its contract manufacturer under certain limited conditions and, even then, with certain restrictions and penalties up to the full cost of the product. The remaining amount on the open purchase order with its contract manufacturer at December 30, 2007, was $10.4 million.

Legal

On November 1, 2007, a putative class action complaint was filed in the U.S. District Court for the Western District of Washington against the Company and certain of its current and former directors and officers. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated there under, as well as under Sections 11 and 15 of the Securities Act of 1933. Substantially similar complaints were filed in the same court on December 12, 2007 and December 17, 2007. These cases, which were subsequently consolidated, purport to be brought on behalf of a class of purchasers and acquirers of the Company's stock during the period December 16, 2006 to October 3, 2007. Plaintiffs allege that the defendants violated the federal securities laws during this period of time by, among other things, issuing a false and misleading registration statement and prospectus in connection with the Company's December 16, 2006 initial public offering, and by thereafter publicly misrepresenting the Company's current and prospective business and financial results. Plaintiffs claim that, as a result of these alleged wrongs, the Company's stock price was artificially inflated during the purported class period. Plaintiffs are seeking unspecified compensatory damages, interest, an award of attorneys' fees and costs, and injunctive relief. Plaintiffs have until April 18, 2008 to file a consolidated amended complaint.

In addition, on March 18, 2008, a shareholder derivative action was filed in the Superior Court of the State of Washington (King County), allegedly on behalf of and for the benefit of the Company, against certain of the Company's current and former directors and officers. The Company was named as a nominal defendant. The derivative complaint alleges that the individual defendants breached fiduciary duties owed to the Company by publicly misrepresenting Isilon's business prospects, and by failing to properly account for certain revenues earned in the Company's fiscal year ended December 31, 2006, and first and second quarters in fiscal 2007. A substantially similar complaint was filed in the same court on March 24, 2008. The revenues referenced in the complaints were the subject of the Company's February 29, 2008 announcement that it would restate its financial statements for those periods. The complaint seeks unspecified damages and equitable relief, disgorgement of compensation, attorneys' fees, costs, and expenses. Because the complaints are derivative in nature they do not seek monetary damages from the Company. However, the Company may be required throughout the course of the action to advance the legal fees and costs incurred by the individual defendants.

We are unable to predict the outcome of these cases. A court determination against us could result in significant liability and could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

The Company has also provided information on a voluntary basis to the Enforcement Division of the Securities and Exchange Commission concerning the Audit Committee's independent review and the Company's financial restatement.

13. Quarterly Results of Operations (unaudited)

Following is a summary of unaudited quarterly financial information for fiscal years 2007 and 2006. This selected quarterly information has been restated for the fourth quarter of 2006 from previously reported information included in the Form 10-K for the year ended December 31, 2006 and for the first and second quarters of 2007 from previously reported information filed on Form 10-Q. The adjustments for the fourth quarter of 2006 are as a result of the restatement of our financial results discussed in Note 3 to the consolidated financial statements. The Audit Committee investigation described in Note 3 also indentified the following errors related to the first and second quarters of 2007:

- In the first quarter of 2007, the Company recognized revenue in a transaction with a customer that included a commitment from the Company to acquire software from the customer. Based upon facts discovered during the investigation, the Company has now concluded that the end user did not have the ability or intent to pay and revenue recognition was inconsistent with the accounting rules applicable to reciprocal sales transactions.
- In the first and second quarters of fiscal 2007, transactions with resellers were identified where the timing of revenue recognition was improper. In certain instances, revenue was recognized when persuasive evidence of an end-user did not exist, when oral arrangements existed that would have precluded revenue recognition, or when resellers did not have the ability or intent to pay independent of payment by the end-user customer. Revenue from these transactions was adjusted and will only be recognized upon sell-through of the product to end-users and when collection is reasonably assured and all other criteria for the recognition of revenue are met.
- The Company originally recognized revenue in the second quarter of 2007 on a sale directly to an end-user customer for which the terms and conditions were not fixed or determinable. This revenue has now been recognized in the fourth quarter of 2007 when the terms became fixed or determinable and all other criteria for the recognition of revenue were met.

	Condensed Consolidated Statement of Operations			
	Q1 Restated	Q2 Restated	Q3	Q4
	(In thousands, except per share data)			
Year ended December 30, 2007				
Total revenue	$17,846	$22,911	$21,643	$26,598
Gross profit	8,578	11,603	12,060	14,021
Total operating expenses	16,559	17,756	20,343	22,785
Loss from operations	(7,981)	(6,153)	(8,283)	(8,764)
Net loss	(6,856)	(5,022)	(7,183)	(7,871)
Net loss per common share, basic and diluted	$ (0.11)	$ (0.08)	$ (0.12)	$ (0.13)
Shares used in computing basic and diluted net loss per common share	60,733	61,148	61,771	62,404
	Q1	Q2	Q3	Q4 Restated
Year ended December 31, 2006				
Total revenue	$10,423	$13,414	$17,786	$ 19,583
Gross profit	5,397	7,019	9,344	10,638
Total operating expenses	9,669	11,356	13,224	14,076
Loss from operations	(4,272)	(4,337)	(3,880)	(3,438)
Net loss	(4,518)	(5,497)	(5,014)	(10,959)
Net loss per common share, basic and diluted	$ (0.79)	$ (0.89)	$ (0.70)	$ (0.75)
Shares used in computing basic and diluted net loss per common share	5,709	6,177	7,172	14,550

	Condensed Consolidated Balance Sheets 2007			
	Q1 Restated	Q2 Restated	Q3	Q4
	(In thousands, except per share data)			
Cash, cash equivalents(1) and marketable securities	$ 99,438	$ 94,507	$ 92,087	$ 85,861
Trade receivables, net	19,911	22,705	18,604	20,152
Total current assets	128,318	128,082	123,871	120,967
Total assets	137,614	138,340	134,399	131,538
Accounts payable, and accrued liabilities, compensation and related benefits	18,751	21,183	19,865	21,324
Deferred revenue	7,840	8,661	11,124	12,392
Total current liabilities	26,591	29,844	30,989	33,716
Deferred revenue, net of current portion	3,864	4,986	5,213	5,819
Total liabilities	33,786	38,323	39,656	42,949
Additional paid-in capital	186,419	187,689	189,590	191,254
Accumulated deficit	(82,514)	(87,536)	(94,719)	(102,590)
Total stockholders' equity	103,828	100,017	94,743	88,589
Total liabilities and stockholders' equity	137,614	138,340	134,399	131,538

(1) The adjustments for the first and second quarters of fiscal 2007 did not have a significant impact on the classification of cash flows from operating activities for the three months ended April 1, 2007, and six months ended, July 1, 2007.

The following tables set for summary restated financial data as originally reported and as restated:

	Three Months Ended December 31, 2006		
	As Previously Reported	Adjustments	As Restated
	(In thousands, except per share data)		
Statement of Operations			
Total revenue	$ 20,656	$(1,073)	$ 19,583
Total cost of revenue	9,468	(523)	8,945
Total operating expenses	14,076	—	14,076
Loss from operations	(2,888)	(550)	(3,438)
Net loss	(10,409)	(550)	(10,959)
Net loss per common share, basic and diluted	$ (0.72)	$ (0.03)	$ (0.75)

	Three Months Ended April 1, 2007			Three Months Ended July 1, 2007		
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated
	(In thousands, except per share data)			(In thousands, except per share data)		
Statement of Operations						
Total revenue	$21,607	$(3,761)	$17,846	$25,116	$(2,205)	$22,911
Total cost of revenue	9,837	(569)	9,268	11,999	(691)	11,308
Total operating expenses	16,645	(86)	16,559	17,869	(113)	17,756
Loss from operations	(4,875)	(3,106)	(7,981)	(4,752)	(1,401)	(6,153)
Net loss	(3,750)	(3,106)	(6,856)	(3,621)	(1,401)	(5,022)
Net loss per common share, basic and diluted	$ (0.06)	$ (0.05)	$ (0.11)	$ (0.06)	$ (0.02)	$ (0.08)

	As of April 1, 2007			As of July 1, 2007		
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated
	(In thousands, except per share data)			(In thousands, except per share data)		
Balance Sheet						
Trade receivables	$ 25,207	$(5,296)	$ 19,911	$ 29,261	$(6,556)	$ 22,705
Inventories(1)	4,628	158	4,786	5,744	34	5,778
Other current assets	3,247	936	4,183	4,405	687	5,092
Total assets	141,816	(4,202)	137,614	144,175	(5,835)	138,340
Accrued liabilities	2,721	(170)	2,551	2,697	(152)	2,545
Deferred revenue	8,167	(327)	7,840	9,050	(389)	8,661
Total current liabilities	27,088	(497)	26,591	30,385	(541)	29,844
Deferred revenue, net of current portion	3,913	(49)	3,864	5,223	(237)	4,986
Total liabilities	34,332	(546)	33,786	39,101	(778)	38,323
Accumulated deficit	(78,858)	(3,656)	(82,514)	(82,479)	(5,057)	(87,536)
Total liabilities and stockholders' equity	$141,816	$(4,202)	$137,614	$144,175	$(5,835)	$138,340

(1) Adjustments to inventory include amounts for previously identified errors, primarily related to inventory-in-transit amounts, that management previously concluded were not material, but nonetheless have been corrected in the restated consolidated financial statements.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 30, 2007, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 30, 2007.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 30, 2007. In making its assessment of internal control over financial reporting, management used the criteria in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management has concluded that, as of December 30, 2007, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

MANAGEMENT'S REMEDIATION INITIATIVES

In our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, management identified the following deficiencies in the Company's internal control over financial reporting which aggregated to a material weakness:

The Company did not maintain effective internal communication and risk assessment processes to keep pace with the Company's growth and transition to a public company in 2007. Specifically, the Company did not maintain effective lines of communication regarding certain sales transactions involving unique or non-standard terms and conditions among sales, finance, accounting, legal, and senior management personnel for evaluation of revenue recognition. When persuasive evidence of an end-user did not exist, when oral or side arrangements existed, when contingencies existed with respect to the acceptance of the product by the end-user, or when resellers did not have the ability or intent to pay independent of payment by the end-user customer, this information was not properly communicated among sales, finance, accounting, legal and senior management personnel for such evaluation. In addition, the Company's risk assessment process did not evolve during 2007 to provide an adequate consideration to the risks resulting from the increase in the number of sales representatives, channel partners, complexity of sales arrangements and the use of unique and non standard terms and conditions by sales, finance, accounting, legal, and senior management personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In response to this material weakness, we took a number of substantial actions during the year and quarter ended December 30, 2007, as outlined below.

- We enhanced our existing revenue recognition training for sales personnel and instituted new hire and recurring revenue recognition training for sales personnel during the third and fourth quarter of fiscal 2007;

- We implemented additional controls regarding our sales to channel distributors designed to ensure appropriate revenue recognition;

- We documented and communicated these enhanced revenue recognition controls to our sales force; and

- We operated and tested controls at each quarter end, expanding the scope of testing each quarter and at year-end.

- We continue to emphasize the importance of effective communication among sales, finance, accounting, legal and senior management.

We have determined as of December 30, 2007 that the remediated controls discussed above were effectively designed and demonstrated effective operation for a sufficient period of time to enable us to conclude that the material weakness has been remediated.

The effectiveness of any controls and procedures is subject to certain limitations, and, as a result, there can be no assurance that our controls and procedures will detect all errors or fraud. A control, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained.

We will continue to develop new policies and procedures as well as educate and train our employees on our existing policies and procedures in a continual effort to improve our internal control over financial reporting, and we will be taking further actions as appropriate. We view this as an ongoing effort to which we will be devoting significant resources and which will need to be maintained and updated over time.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As described above, there have been changes in our internal control over financial reporting during the quarter ended December 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

None.

PART III

We have omitted certain information from this report that is required by Part III. We intend to file a definitive proxy statement pursuant to Regulation 14A with the Securities and Exchange Commission relating to our annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this report, and such information is incorporated by reference herein.

ITEM 10. *Directors and Executive Officers of the Registrant*

Certain information regarding our executive officers and directors is included in Part I of this report under the caption "Executive Officers and Directors" and is incorporated by reference into this Item.

Other information required by this Item will be included in our proxy statement and is incorporated by reference herein.

ITEM 11. *Executive Compensation*

The information required by this Item will be included in our proxy statement and is incorporated by reference herein.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be included in our proxy statement and is incorporated by reference herein.

ITEM 13. *Certain Relationships and Related Transactions*

The information required by this Item will be included in our proxy statement and is incorporated by reference herein.

ITEM 14. *Principal Accounting Fees and Services*

The information required by this Item will be included in our proxy statement and is incorporated by reference herein.

PART IV

ITEM 15. *Exhibits, Financial Statement Schedules*

(a)

1. *Consolidated Financial Statements.*

See Index to Consolidated Financial Statements at Item 8 on page 51of this report.

2. *Financial Statement Schedules.*

Schedule II — Valuation and Qualifying Accounts and Reserves

Description	Balance at Beginning of Period	Charges to Cost and Expenses	Deductions	Balance at End of Period
	(In thousands)			
Year ended December 30, 2007				
Allowance for doubtful accounts	$ 501	$ 150	$(327)	$ 324
Income tax valuation allowance	23,933	9,933	—	33,866
Year ended December 31, 2006				
Allowance for doubtful accounts	$ 239	$ 279	$ (17)	$ 501
Income tax valuation allowance, restated(1)	18,208	5,725	—	23,933
Year ended January 1, 2006				
Allowance for doubtful accounts	$ 116	$ 141	$ (18)	$ 239
Income tax valuation allowance	10,299	7,909	—	18,208

(1) See Note 3, "Restatement of Consolidated Financial Statements," of the Notes to Consolidated Financial Statements.

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes thereto.

3. *Exhibits.*

The following exhibits are incorporated by reference or filed herewith.

Exhibit Number	Description	Incorporation by Reference Herein — Form	Date
3.1*	Amended and Restated Certificate of Incorporation of the registrant.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
3.2*	Amended and Restated Bylaws of the registrant.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
4.1*	Form of registrant's common stock certificate.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
4.2*	Fourth Amended and Restated Investors' Rights Agreement between the registrant and certain of its security holders dated July 19, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.1*	Form of Indemnification Agreement.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.2*	Amended and Restated 2001 Stock Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.3*	Form of Stock Option Agreement under the Amended and Restated 2001 Stock Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.4*	2006 Equity Incentive Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.5*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.6*	2006 Employee Stock Purchase Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006

Exhibit Number	Description	Incorporation by Reference Herein	
		Form	Date
10.7*	Form of Subscription Agreement under the 2006 Employee Stock Purchase Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.8*	Offer Letter with Steven Goldman dated July 17, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.9*	Offer Letter with Eric J. Scollard dated October 4, 2002.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.10*	Offer Letter with Mark L. Schrandt dated October 3, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.11*	Offer Letter with Brett G. Goodwin dated March 10, 2002.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.12*	Offer Letter with John W. Briant dated September 29, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.13*	Offer Letter with Stuart W. Fuhlendorf dated March 29, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.14*	Offer Letter with Thomas P. Pettigrew dated December 22, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.15*†	Manufacturing Services Agreement between the registrant and Sanmina-SCI Corporation dated February 17, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	December 14, 2006
10.16*	Office Lease between the registrant and Selig Holdings Company dated November 11, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.17*	First Amendment to Office Lease between the registrant and Selig Holdings Company dated December 2, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.18*	Second Amendment to Office Lease between the registrant and Selig Holdings Company dated August 4, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.19*	Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.20*	Amendment to Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated July 18, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.21*	Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 24, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.22*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 10, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.23*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 21, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.24*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 29, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006

Exhibit Number	Description	Incorporation by Reference Herein	
		Form	Date
10.25*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.26*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated July 18, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.27*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	October 10, 2006
10.28*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	October 10, 2006
10.29*	Offer Letter with Gwen Weld dated June 5, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 9, 2006
10.30*	Offer Letter with James Richardson dated October 2, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 9, 2006
10.31*†	Offer Letter with Steven D. Fitz dated April 11, 2007.	Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 (File 001-33196)	August 9, 2007
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.		
24.1	Power of Attorney (contained on signature page).		
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.		
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.		
32.1	Section 1350 Certification of Chief Executive Officer.		
32.2	Section 1350 Certification of Chief Financial Officer.		

* Previously filed.

† Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISILON SYSTEMS, INC.

By: /s/ SUJAL PATEL

Sujal Patel
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keenan Conder, Bill Richter and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ SUJAL PATEL Sujal Patel	President, Chief Executive Officer and Director (Principal Executive Officer)	April 2, 2008
/s/ WILLIAM RICHTER William Richter	Interim Chief Financial Officer (Principal Accounting and Financial Officer)	April 2, 2008
/s/ ELLIOTT H. JURGENSEN, JR. Elliott H. Jurgensen, Jr.	Director	April 2, 2008
/s/ WILLIAM D. RUCKELSHAUS William D. Ruckelshaus	Chairman of Board of Directors and Director	April 2, 2008
/s/ BARRY J. FIDELMAN Barry J. Fidelman	Director	April 2, 2008
/s/ GREGORY L. MCADOO Gregory L. McAdoo	Director	April 2, 2008
/s/ MATTHEW S. MCLLWAIN Matthew S. Mcllwain	Director	April 2, 2008
/s/ JAMES G. RICHARDSON James G. Richardson	Director	April 2, 2008
/s/ PETER H. VAN OPPEN Peter H. van Oppen	Director	April 2, 2008

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporation by Reference Herein	
		Form	Date
3.1*	Amended and Restated Certificate of Incorporation of the registrant.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
3.2*	Amended and Restated Bylaws of the registrant.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
4.1*	Form of registrant's common stock certificate.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
4.2*	Fourth Amended and Restated Investors' Rights Agreement between the registrant and certain of its security holders dated July 19, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.1*	Form of Indemnification Agreement.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.2*	Amended and Restated 2001 Stock Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.3*	Form of Stock Option Agreement under the Amended and Restated 2001 Stock Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.4*	2006 Equity Incentive Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.5*	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.6*	2006 Employee Stock Purchase Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.7*	Form of Subscription Agreement under the 2006 Employee Stock Purchase Plan.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 24, 2006
10.8*	Offer Letter with Steven Goldman dated July 17, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.9*	Offer Letter with Eric J. Scollard dated October 4, 2002.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.10*	Offer Letter with Mark L. Schrandt dated October 3, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.11*	Offer Letter with Brett G. Goodwin dated March 10, 2002.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.12*	Offer Letter with John W. Briant dated September 29, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.13*	Offer Letter with Stuart W. Fuhlendorf dated March 29, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006

Exhibit Number	Description	Incorporation by Reference Herein	
		Form	Date
10.14*	Offer Letter with Thomas P. Pettigrew dated December 22, 2003.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.15*†	Manufacturing Services Agreement between the registrant and Sanmina-SCI Corporation dated February 17, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	December 14, 2006
10.16*	Office Lease between the registrant and Selig Holdings Company dated November 11, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.17*	First Amendment to Office Lease between the registrant and Selig Holdings Company dated December 2, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.18*	Second Amendment to Office Lease between the registrant and Selig Holdings Company dated August 4, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.19*	Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.20*	Amendment to Venture Loan and Security Agreement between the registrant and Horizon Technology Funding Company LLC dated July 18, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.21*	Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 24, 2004.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.22*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 10, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.23*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated March 21, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.24*	Amendment to Loan and Security Agreement between the registrant and Silicon Valley Bank dated June 29, 2005.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.25*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.26*	Amendment to Loan Documents between the registrant and Silicon Valley Bank dated July 18, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	September 1, 2006
10.27*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	October 10, 2006
10.28*	Warrant to Purchase Stock issued by registrant to Horizon Technology Funding Company III LLC, dated March 22, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	October 10, 2006
10.29*	Offer Letter with Gwen Weld dated June 5, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 9, 2006
10.30*	Offer Letter with James Richardson dated October 2, 2006.	Registration Statement on Form S-1, as amended (File No. 333-137078)	November 9, 2006

Exhibit Number	Description	Incorporation by Reference Herein	
		Form	Date
10.31*†	Offer Letter with Steven D. Fitz dated April 11, 2007.	Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 (File 001-33196)	August 9, 2007
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.		
24.1	Power of Attorney (contained on signature page).		
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.		
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.		
32.1	Section 1350 Certification of Chief Executive Officer.		
32.2	Section 1350 Certification of Chief Financial Officer.		

* Previously filed.

† Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-140058) of Isilon Systems, Inc. of our report dated April 2, 2008 relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
April 2, 2008

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15(d) -14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sujal Patel, certify that:

1. I have reviewed this annual report on Form 10-K of Isilon Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2008

/s/ SUJAL PATEL

Sujal Patel
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15(d) -14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William Richter, certify that:

1. I have reviewed this annual report on Form 10-K of Isilon Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2008

/s/ WILLIAM RICHTER

William Richter
Interim Chief Financial Officer and
(Principal Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Sujal Patel, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Isilon Systems, Inc. for the year ended December 30, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Isilon Systems, Inc.

By: /s/ SUJAL PATEL

Name: Sujal Patel
Title: President, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: April 2, 2008

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, William Richter, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Isilon Systems, Inc. for the year ended December 30, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Isilon Systems, Inc.

By: /s/ WILLIAM RICHTER

Name: William Richter
Title: Interim Chief Financial Officer and
(Principal Accounting and Financial Officer)

Dated: April 2, 2008

ISILON® SYSTEMS

ISILON SYSTEMS, INC.

3101 Western Avenue
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2007

To the Stockholders of Isilon Systems, Inc.:

Notice is hereby given that the annual meeting of stockholders of Isilon Systems, Inc., 3101 Western Avenue, Seattle, Washington 98121 will occur on Tuesday, May 8, 2007, at 10:00 a.m., local time, for the following purposes:

1. To elect two Class I directors to hold office until the annual meeting of stockholders in 2010 and until their successors are duly elected and qualified.

2. To consider the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2007 ending December 30, 2007.

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The proxy statement fully describes these items. We have not received notice of other matters that may be properly presented at the meeting.

If you were a stockholder as of the close of business on March 13, 2007, you are entitled to vote at the meeting and any adjournment thereof.

By Order of the Board of Directors

Douglas Choi
General Counsel and Secretary

Seattle, Washington
April 9, 2007

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the meeting. Most stockholders have three options for submitting their votes prior to the meeting: (1) via the Internet; (2) by phone; or (3) by mail. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient and saves us significant postage and processing costs. Your completed proxy, or your telephone or Internet vote, will not prevent you from attending the meeting and voting in person should you so choose.

TABLE OF CONTENTS

ISILON SYSTEMS, INC.

3101 Western Avenue
Seattle, Washington 98121

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 8, 2007

GENERAL INFORMATION

The enclosed proxy is being solicited by our board of directors for use in connection with the annual meeting of stockholders to be held on Tuesday, May 8, 2007 at Isilon Systems, Inc. (referred to as "Company," "Isilon," "we," "us" or "our"), 3101 Western Avenue, Seattle, Washington, commencing at 10:00 a.m. and at any adjournments thereof. Our telephone number is (206) 315-7500. The mailing of this proxy statement and our board of directors' form of proxy to stockholders will commence on or about April 9, 2007.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on March 13, 2007 will be entitled to vote at the annual meeting or adjournment. At the close of business on the record date, we had 61,498,473 shares of our common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter presented.

How do I vote my shares?

If you are a stockholder of record as of the record date, you can give a proxy to be voted at the meeting in any of the following ways:

- Over the telephone by calling a toll-free number;
- Electronically, using the Internet; or
- By completing, signing and mailing the enclosed proxy card.

The telephone and Internet voting procedures have been set up for your convenience. We encourage you to save corporate expense by submitting your vote by telephone or Internet. The procedures have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a stockholder of record and you would like to submit your proxy by telephone or Internet, please refer to the specific instructions provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the annual meeting.

If you hold your shares in "street name," you must vote your shares in the manner prescribed by your broker or other nominee. Your broker or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. Telephone and Internet voting also is encouraged for stockholders who hold their shares in street name.

Can I vote my shares in person at the meeting?

If you are a stockholder of record, you may vote your shares in person at the meeting by completing a ballot at the meeting. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other proxy from your broker, bank, trust or other nominee giving you the right to vote the shares at the meeting.

What is the difference between a stockholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the stockholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares, and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the method described above.

Quorum

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding and entitled to vote on the record date will constitute a quorum for the transaction of business at the meeting.

What vote is required for the election of directors or for a proposal to be approved?

The affirmative vote of a plurality of the shares of common stock present in person or by proxy at the meeting and entitled to vote is required for the election of each director. There is no cumulative voting.

A stockholder who does not vote in person or by proxy on a proposal (including a broker non-vote) is not deemed to be present in person or by proxy for the purpose of determining whether a proposal has been approved.

How are votes counted?

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the board of directors. You may vote "FOR," "AGAINST" or "ABSTAIN" on the proposal to appoint our auditor.

If you submit your proxy but abstain from voting or withhold authority to vote on one or more matters, your shares will be counted as present at the meeting for the purpose of determining a quorum. Your shares also will be counted as present at the meeting for the purpose of calculating the vote on the particular matter with respect to which you abstained from voting or withheld authority to vote.

If you abstain from voting on a proposal, your abstention has the same effect as a vote against that proposal. If you withhold authority to vote for one or both of the directors, this has the same effect as a vote against those directors.

If you hold your shares in street name and do not provide voting instructions to your broker or other nominee, your shares will be considered to be "broker non-votes" and will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote under the rules of The Nasdaq Stock Market, Inc. ("Nasdaq"). Shares that constitute broker non-votes will be counted as present at the meeting for the purpose of determining a quorum, but will not be considered entitled to vote on the proposal in question. Your broker or other nominee has discretionary authority to vote your shares on the election of directors and the ratification of our independent registered public accounting firm, even if your broker or other nominee does not receive voting instructions from you.

Can I change my vote after I have mailed in my proxy card?

You may revoke your proxy by signing a later-dated proxy card and submitting it so that it is received prior to the meeting in accordance with the instructions included in the proxy card(s); or by attending the meeting and voting your shares in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Who will count the vote?

Representatives of Mellon Investor Services, our transfer agent, will tabulate votes and act as independent inspectors of election.

How does the board recommend that I vote?

The board of directors recommends a **FOR** vote on the following proposals:

- Election of two Class I directors; and
- Ratification of the appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as our independent registered public accounting firm for the fiscal year ending December 30, 2007.

Adjournment of Meeting

If a quorum is not present to transact business at the meeting or if we do not receive sufficient votes in favor of the proposals by the date of the meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit solicitation of proxies. Any adjournment would require the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

Expenses of Soliciting Proxies

We will pay the cost of soliciting proxies in the accompanying form. In addition to solicitation by the use of mail, certain directors, officers and regular employees may solicit proxies by telephone or personal interview, and may request brokerage firms and custodians, nominees and other record holders to forward soliciting materials to the beneficial owners of our stock and will reimburse them for their reasonable out-of-pocket expenses in forwarding these materials.

What are the deadlines for submitting stockholder proposals?

In order for a stockholder proposal to be considered for inclusion in our proxy statement for the 2008 annual meeting, the written proposal must be received at our principal executive offices at 3101 Western Avenue, Seattle, Washington 98121, Attention: Corporate Secretary, on or before December 11, 2007. The proposal must comply with the Securities and Exchange Commission ("SEC") regulations regarding the inclusion of stockholder proposals in Company-sponsored proxy materials.

Our bylaws provide that a stockholder may nominate a director for election at the annual meeting or may present from the floor a proposal that is not included in the proxy statement if proper written notice is received by the Corporate Secretary of Isilon at our principal executive offices in Seattle, Washington, at least 120 days in advance of the date the proxy statement for the prior year's annual meeting was released to stockholders. For the 2008 annual meeting, director nominations and stockholder proposals must be received on or before December 11, 2007. The nomination or proposal must contain the specific information required by our bylaws. You may request a copy of our bylaws by contacting our Corporate Secretary, Isilon Systems, Inc., telephone (206) 315-7500. Stockholder proposals that are received by us after December 11, 2007 may not be presented in any manner at the 2008 annual meeting.

PROPOSAL 1 — ELECTION OF DIRECTORS

Composition of the Board

The authorized number of directors of the Company is nine; there are currently eight directors. Our amended and restated certificate of incorporation provides for a classified board of directors divided into three classes. The members of each class are elected to serve a three-year term with the term of office for each class ending in consecutive years. Vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Alternatively, the board of directors, at its option, may reduce the number of directors.

At this year's annual meeting, the terms of our Class I directors will expire. William D. Ruckelshaus and Gregory L. McAdoo are the current Class I directors who have been nominated for re-election to the board of directors to serve until the 2010 annual meeting or until their successors are elected and qualified. Each of the nominees has agreed to serve as a director if elected. Proxies may not be voted for more than two directors. A director nominee must receive the vote of a plurality of the voting power of shares present at the meeting in order to be elected. Unless the board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the board of directors in the event that a nominee is unable or unwilling to serve.

The current composition of the board is:

Class I Directors *(term expiring at this meeting)*	William D. Ruckelshaus Gregory L. McAdoo
Class II Directors *(serving until the 2008 meeting)*	Barry J. Fidelman Elliott H. Jurgensen, Jr. Sujal M. Patel
Class III Directors *(serving until the 2009 meeting)*	Steven Goldman Matthew S. McIlwain James G. Richardson

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ELECTION OF THE TWO NOMINATED CLASS I DIRECTORS. PROXIES WILL BE VOTED FOR THE ELECTION OF THE TWO NOMINEES UNLESS OTHERWISE SPECIFIED.

The nominees for election as directors and the directors whose terms of office will continue after the meeting have provided the following information about themselves. Dates listed for the nominees and continuing directors include service as directors of predecessor companies to Isilon.

Class I Directors — Nominees for Terms Ending at the 2010 Annual Meeting

William D. Ruckelshaus, age 74, has served as a director since October 2004 and as Chairman of the Board of Directors since August 2006. Mr. Ruckelshaus has served in a consultative capacity to the Madrona Venture Group as a non-management strategic director since 1999. From 1988 to 1995, Mr. Ruckelshaus served as Chairman and Chief Executive Officer of Browning-Ferris Industries, and from 1995 to 1999 he served as Chairman. Mr. Ruckelshaus served as the founding Administrator of the U.S. Environmental Protection Agency in 1970 and has served as Acting Director of the Federal Bureau of Investigation and Deputy Attorney General of the U.S. Department of Justice. Mr. Ruckelshaus served as Senior Vice President for Law and Corporate Affairs for the Weyerhaeuser Company and again served as EPA Administrator in the mid-1980s before joining Perkins Coie LLP, a private law firm, where he worked as an attorney. Mr. Ruckelshaus has previously served on the boards of directors of several corporations, including Cummins Engine Company, Nordstrom and the Weyerhaeuser Company. Mr. Ruckelshaus is a member of the board of directors of World Resources Institute in Washington, D.C. and is a member of the U.S. Commission on Ocean Policy. Mr. Ruckelshaus received a Bachelor of Arts degree in politics from Princeton University and a Juris Doctorate degree from Harvard Law School.

Gregory L. McAdoo, age 42, has served as a director since July 2002. Mr. McAdoo has been a Partner of Sequoia Capital, a venture capital firm, since 2000. Prior to Sequoia Capital, Mr. McAdoo served as President and Chief Executive Officer of Sentient Networks, a circuit emulation company that was acquired by Cisco Systems, Inc. in 1999. Mr. McAdoo has more than 17 years of engineering and management experience in the networking industry and has held senior engineering and executive level management positions at Cisco Systems, Inc., Sourcecom, Micom Communications and Datability Systems. Mr. McAdoo also serves on the boards of directors of flipt, Inc. and PowerFile, Inc. Mr. McAdoo received a Bachelor of Science degree in electrical engineering from Stevens Institute of Technology.

Continuing Class II Directors — Terms Expiring at the 2008 Annual Meeting

Barry J. Fidelman, age 66, has served as a director since May 2003. Mr. Fidelman has been a Senior Partner of Atlas Venture, a venture capital firm, since 1988. Prior to Atlas Venture, Mr. Fidelman held senior executive positions for Data General, Apollo Computer and Alliant Computer. Mr. Fidelman also currently serves on the boards of directors of several private companies. Mr. Fidelman received a Bachelor of Science degree in electrical engineering from Massachusetts Institute of Technology and a Master of Business Administration degree from Harvard Business School.

Elliott H. Jurgensen, Jr., age 62, has served as a director since April 2006. Mr. Jurgensen retired from KPMG LLP, an accounting firm, in January 2003 after 32 years as an auditor, including 23 years as a partner. Mr. Jurgensen held a number of leadership roles with KPMG, including national partner in charge of its hospitality industry practice from 1981 to 1993, Managing Partner of the Bellevue office from 1982 to 1991 and Managing Partner of the Seattle office from 1993 to October 2002. Mr. Jurgensen currently serves on the boards of directors of BSquare Corporation, McCormick & Schmick's Seafood Restaurants, Inc. and ASC Management, Inc. Mr. Jurgensen received a Bachelor of Science degree in accounting from San Jose State University.

Sujal M. Patel, age 32, is one of our founders and has served as our Chief Technology Officer and a director since January 2001. He also served as our President and Chief Executive Officer from January 2001 to August 2003. Prior to joining us, from 1996 to January 2001, Mr. Patel served in various engineering roles at RealNetworks, Inc., a provider of Internet media delivery software and services, most recently as Development Manager, RealSystem Products, in which capacity he was the chief architect for the second generation of RealSystem products. Mr. Patel received a Bachelor of Science degree in computer science from the University of Maryland at College Park.

Continuing Class III Directors — Terms Expiring at the 2009 Annual Meeting

Steven Goldman, age 46, has served as our President and Chief Executive Officer since August 2003 and as a director since September 2003. Prior to joining us, from 1997 to August 2003, Mr. Goldman served in various senior executive capacities in sales, marketing and services at F5 Networks, Inc., an application traffic management company, most recently as Senior Vice President, Sales and Services. From 1996 to 1997, Mr. Goldman served as Vice President of Enterprise Sales and Services for Microtest, Inc., a maker of network testing products, after its acquisition of Logicraft Information Systems, a network CD-ROM server company. From 1995 to 1996, Mr. Goldman served as Executive Vice President of North American Operations for Logicraft Information Systems. From 1983 to 1995, Mr. Goldman served in various positions for Virtual Microsystems, a communications software company, most recently as Vice President of Sales. Mr. Goldman received a Bachelor of Arts degree in economics from the University of California at Berkeley.

Mr. Goldman, who, prior to joining us, served in various senior executive positions in sales, marketing and services at F5 Networks, Inc., has been named, together with other former and current officers and directors of F5 Networks, as a co-defendant in a number of federal and state derivative lawsuits that have been filed since May 2006. The plaintiffs in these actions are seeking to bring derivative claims on behalf of F5 Networks against the defendants based on allegations of improper stock option pricing practices. Mr. Goldman has engaged his own counsel to represent him in these actions and believes that he has meritorious defenses to all claims against him.

Matthew S. McIlwain, age 42, has served as a director since May 2001. Since June 2002, Mr. McIlwain has served as a Managing Director of Madrona Venture Group, a venture capital firm, which he joined in May 2000. Prior to joining Madrona, Mr. McIlwain served as Vice President of Business Process for the Genuine Parts Company. Previously, Mr. McIlwain served as an Engagement Manager at McKinsey & Company, where he focused on strategy and marketing in technology-driven industries, and also worked in investment banking at Credit Suisse First Boston. Mr. McIlwain currently serves on the boards of directors of several private companies. Mr. McIlwain received a Bachelor of Arts degree in government and economics from Dartmouth College, a Master of Arts degree in public policy from Harvard University's Kennedy School of Government and a Master of Business Administration degree from Harvard Business School.

James G. Richardson, age 49, has served as a director since October 2006. Mr. Richardson has been with Cisco Systems, Inc. since 1990, where he began his career as the founder of Cisco's Canadian operations. Mr. Richardson has served as Cisco's Senior Vice President, Commercial Business since January 2006 and has held numerous other senior leadership positions at Cisco, including Vice President of North American Operations; President of EMEA and Senior Vice President; Senior Vice President of the Enterprise Line of Business and Internet Communications Software Group; and Senior Vice President, Chief Marketing Officer. Mr. Richardson received a Bachelor of Commerce degree in marketing and finance from Queen's University in Kingston, Ontario.

CORPORATE GOVERNANCE

Corporate Governance Documents

The Company has adopted "Corporate Governance Guidelines" to best ensure that the board of directors is independent from management and that the board of directors adequately performs its function as the overseer of management and to help ensure that the interests of the board of directors and management align with the interests of the stockholders. The "Corporate Governance Guidelines" are available at www.isilon.com by first clicking on "Company" and then "Investor Relations" and then "Corporate Governance" and are also available in print to any stockholder who requests a copy.

Code of Ethics

The Company has adopted a "Code of Business Conduct and Ethics" that is applicable to all directors and employees and embodies the Company's principles and practices relating to the ethical conduct of the Company's business and its long-standing commitment to honesty, fair dealing and full compliance with all laws affecting the Company's business. The "Code of Business Conduct and Ethics" is available at www.isilon.com by first clicking on "Company" and then "Investor Relations" and then "Corporate Governance" and is also available in print to any stockholder who requests it.

Director Independence

The board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in applicable Nasdaq listing standards. The Company's director independence standards are set forth in the Company's "Corporate Governance Guidelines" available at the website noted above.

Based on these standards, the board determined that, except under the SEC independence standard for audit committee purposes, with respect to which Mr. McIlwain does not qualify as independent, each of the following non-employee directors is independent under all applicable standards of director independence and has no relationship with the Company, except as a director and stockholder of the Company:

(1) Elliott H. Jurgensen, Jr.

(2) William D. Ruckelshaus

(3) Gregory L. McAdoo

(4) Barry J. Fidelman

(5) Matthew S. McIlwain

(6) James G. Richardson

In addition, based on such standards, the board determined that: (a) Mr. Goldman is not independent because he is the President and Chief Executive Officer of the Company and (b) Mr. Patel is not independent because he is the Chief Technology Officer of the Company.

Director Qualifications and Nomination Process

Criteria

The Nominating and Governance Committee ("Governance Committee") is responsible for reviewing with the board, on an annual basis, the appropriate skills and characteristics required of board members individually as well as the board as a whole. Except as may be required by rules and regulations promulgated by Nasdaq or the SEC and as set forth herein, it is the current belief of the board that there are no specific minimum qualifications that must be met by each candidate for the board, nor are there specific qualities or skills that are necessary for one or more of the members of the board to possess. In evaluating the qualifications of any director candidates, the Governance Committee will consider many factors, including issues of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other commitments and the like. The Governance Committee will evaluate such factors, among others, and does not assign any particular weighting or priority to any of these factors. The Governance Committee will consider each individual candidate in the context of the current perceived needs of the board as a whole. While the board has not established specific minimum qualifications for director candidates, the board believes that candidates and nominees must reflect a board that is comprised of directors who (a) are predominantly independent, (b) are of high integrity, (c) have qualifications that will increase overall board effectiveness and (d) meet other requirements as may be required by applicable rules and regulations of Nasdaq and the SEC.

The Company has adopted a policy that the maximum number of public company boards of directors on which a member of the board may serve is six. This number includes the Company's board of directors. In addition, each board member must ensure that other existing and anticipated future commitments do not materially interfere with the member's service as a director. Directors are expected to advise the Governance Committee of any invitations to join the board of directors of any other public company prior to accepting another directorship.

Stockholder Recommendations

As indicated above, the Governance Committee will consider director candidates recommended by stockholders of the Company. Stockholder nominations for director must be made in writing and addressed to the Corporate Secretary of the Company. Such stockholder's notice shall set forth the following information:

- To the extent reasonably available, information relating to such director candidate that would be required to be disclosed in a proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), in which such individual is a nominee for election to the board;
- The information required by Section 2.4 of the Company's bylaws (a copy of which will be provided to any stockholder upon written request);
- The director candidate's written consent to (a) if selected, be named in the Company's proxy statement and proxy and (b) if elected, to serve on the board; and
- Any other information that such stockholder believes is relevant in considering the director candidate.

Identification and Evaluation of Nominees

The Governance Committee is responsible for regularly assessing the appropriate size of the board and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Governance Committee is responsible for considering various potential candidates for director. The Governance Committee will consider bona fide candidates from all relevant sources, including current board members, professional search firms, stockholders and other persons. The Governance Committee is responsible for evaluating director candidates in light of the board membership criteria described above, based on all relevant information and materials available to the Governance Committee. This includes information and materials provided by stockholders recommending director candidates, professional search firms and other parties.

Communications with the Board

The board of directors welcomes the submission of any comments or concerns from stockholders or other interested parties. These communications will go directly to the Company's General Counsel and Secretary. If a communication does not relate in any way to board of directors matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to the board of directors, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire board of directors or to the non-management directors. The General Counsel and

Secretary will keep a log of all communications addressed to the board of directors. If you wish to submit any comments or express any concerns to the board of directors, you may use one of the following methods:

- Write to the board at the following address:
  Board of Directors
  Isilon Systems, Inc.
  c/o Douglas Choi, General Counsel and Secretary
  3101 Western Avenue
  Seattle, WA 98121
- E-mail the board of directors at corpsec@isilon.com.

MEETINGS AND COMMITTEES OF THE BOARD

The Board

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his duties and to attend all board and committee meetings. We encourage, but do not require, each board member to attend the Company's annual meeting of stockholders. The board of directors met nine times during 2006, of which four were regularly scheduled meetings and five were not regularly scheduled. The independent directors met four times in executive session without any officer of the Company present. All directors attended at least 75% of the meetings of the board of directors and of the committees on which they served during the fiscal year ended December 31, 2006, with the exception of Mr. Richardson, who joined the board in October 2006 and attended two of the three board of directors meetings and did not attend the Compensation Committee meeting that was held after he joined the board.

Committees of the Board

The board has three standing committees to facilitate and assist the board of directors in the execution of its responsibilities. The committees are currently the Audit Committee, the Compensation Committee and the Governance Committee. In accordance with applicable Nasdaq listing standards, all of the committees are comprised solely of non-employee, independent directors. As noted previously, Mr. McIlwain does not qualify as "independent" under the SEC's independence standard for audit committee members. Charters for each committee are available on the Company's website at www.isilon.com by first clicking on "Company" and then "Investor Relations" and then "Corporate Governance." The charter of each committee also is available in print to any stockholder who requests it. The following table shows the current members of each of the standing board committees:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Elliott H. Jurgensen, Jr.(1)	Elliott H. Jurgensen, Jr.(1)	William D. Ruckelshaus(1)
Matthew S. McIlwain	Matthew S. McIlwain	Barry J. Fidelman
James G. Richardson(2)	James G. Richardson	Gregory L. McAdoo
William D. Ruckelshaus	Gregory L. McAdoo	

(1) Committee Chairperson

(2) Appointed March 2007

Audit Committee

The Audit Committee has four members and met ten times in 2006. Our board of directors has determined that each of Messrs. Jurgensen, Ruckelshaus and Richardson meet the requirements for independence and that all of the members of our Audit Committee meet the requirements for financial literacy under the current rules of Nasdaq and SEC rules and regulations. Our board of directors has determined that Mr. Jurgensen is an "audit committee financial expert" within the meaning stipulated by the SEC and satisfies the financial sophistication requirements of

Nasdaq. Under the corporate governance standards of Nasdaq and the Exchange Act, by no later than the first anniversary of the completion of our initial public offering, each member of our Audit Committee must be an independent director. Mr. McIlwain intends to conclude his service as a member of our Audit Committee prior to December 2007 in order to ensure our compliance with this requirement.

As outlined more specifically in the Audit Committee charter, the Audit Committee has, among other duties, the following responsibilities:

- Review internal controls and hold periodic meetings with the Company's management and the independent registered public accounting firm to review the adequacy of such controls.
- Appoint, compensate and oversee the work of the independent registered public accounting firm, including pre-approval of audit and non-audit services.
- Review and discuss with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements.
- Review before release the unaudited quarterly operating results in the Company's quarterly and annual financial results press releases, as well as any other financial press releases.
- Oversee compliance with the requirements of the SEC for disclosure of auditor's services and Audit Committee member qualifications and activities.
- Review, approve and monitor the Company's code of ethics for its senior financial officers, which is incorporated in the Company's Code of Business Conduct and Ethics.
- Review the Company's compliance with Company plans and policies as the same may be implemented from time to time.
- Review and, if appropriate, approving in advance any proposed transactions involving potential conflicts of interest, including, specifically, all proposed related party transactions.
- Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

The Compensation Committee has four members and met three times in 2006. The Compensation Committee is comprised solely of non-employee directors. Our board has determined that each member of our Compensation Committee meets the requirements for independence under the current requirements of Nasdaq.

As outlined more specifically in the Compensation Committee charter, the Compensation Committee has, among other duties, the following responsibilities:

- Determine the salary, bonus and equity compensation of the chief executive officer, based on evaluating his or her performance and other relevant criteria as determined by the Compensation Committee.
- In consultation with the chief executive officer, annually review and approve the compensation plans of the executive officers.
- Make recommendations to the board with respect to compensation for service as a member of the board or a board committee.
- Make recommendations to the board with respect to incentive compensation plans.
- Retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of chief executive officer or executive officer compensation and shall have sole authority to approve the consultant's fees and other retention terms.
- Oversee the administration of the Company's option plans and other material employee benefit plans of the Company, including the Company's 401(k) plan.

The Compensation Committee has retained Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") as an independent compensation consultant. The consultant provides the Compensation Committee with data about the compensation paid by a peer group of companies and other companies that may compete with us for executives, and develops recommendations for structuring our compensation programs.

Nominating and Governance Committee

The Governance Committee has three members and did not hold any meetings in 2006 following its formation in August 2006. The Governance Committee is comprised solely of non-employee directors. Our board has determined that each member of our Governance Committee meets the requirements for independence under the current requirements of Nasdaq.

As outlined more specifically in the Governance Committee charter, the Governance Committee has, among other duties, the following responsibilities:

- Evaluate the current composition, organization, and governance of the board and its committees, determine future requirements, and make recommendations to the board for approval.
- Determine on an annual basis desired board qualifications, expertise, and characteristics and conduct searches for potential board members with corresponding attributes.
- Authority to retain and terminate any search firm to be used to identify director candidates.
- Evaluate and propose nominees for election to the board.
- Oversee the board performance evaluation process.
- Evaluate and make recommendations to the board concerning the appointment of directors to board committees, the selection of board committee chairs, and proposal of the board slate for election. Consider stockholder nominees for election to the board.
- Conduct an annual review on the Company's succession planning process for the Company's executive management team.
- Review and monitor the Company's Code of Business Conduct and Ethics and review and approve any waivers of the Company's Code of Business Conduct and Ethics.
- Coordinate and review board and committee charters for consistency and adequacy under applicable rules, and make recommendations to the board for any proposed changes.

Compensation Committee Interlocks and Insider Participation

During all or part of 2006, Messrs. Jurgensen, McIlwain, Richardson and McAdoo served as members of the Compensation Committee. None of the members of the Compensation Committee is a current or former officer or employee of the Company or had any relationship with the Company requiring disclosure. In addition, none of the Company's directors is an executive officer of another entity at which one of the Company's executive officers serves as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Significant Stockholders

The following stockholders reported to the SEC that they owned more than 5% of our common stock as of March 13, 2007.

Name of Stockholder	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Atlas Venture Fund V, L.P.(1)	14,778,164	24.03%
Sequoia Capital X(2)	11,651,603	18.95%
Madrona Venture Fund I-A, LP(3)	10,009,138	16.28%
Lehman Brothers Holdings Inc.(4)	4,008,149	6.52%
Sujal M. Patel(5)	3,080,109	5.01%

(1) Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed with the SEC on February 12, 2007. Each of Atlas Venture Fund V, L.P.; Atlas Venture Parallel Fund V-A, C.V.; Atlas Venture Entrepreneurs' Fund V, L.P.; Atlas Venture Associates V, Inc.; Axel Bichara; Jean-Francois Formela; and Christopher Spray reports shared voting and dispositive power over 14,778,164 shares. The address of all filing persons is 890 Winter Street, Suite 320, Waltham, MA 02451.

(2) Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on February 7, 2007. Sequoia Capital X reports shared voting and dispositive power with respect to 9,291,352 shares; Sequoia Technology Partners X reports sole voting and dispositive power with respect to 1,360,906 shares; Sequoia Capital X Principals Fund, L.L.C. reports sole voting and dispositive power with respect to 999,345 shares; SC X Management, LLC reports sole voting and dispositive power with respect to 11,651,603 shares of which 9,291,352 shares are directly held by SC X, 1,360,906 shares are directly held by STP X and 999,345 shares are directly held by SC X PF. SC X LLC is the General Partner of SC X and STP X, and the Managing Member of SC X PF; Michael Moritz, Douglas Leone, Mark Stevens, Michael Goguen and Mark Kvamme, each of whom are Managing Members of SC X LLC and each of whom disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein, reports shared voting and dispositive power with respect to 11,651,603 shares of which 9,291,352 shares are directly held by SC X, 1,360,906 shares are directly held by STP X and 999,345 shares are directly held by SC X PF. The address of all filing persons is 3000 Sand Hill Road, Building 4-180, Menlo Park, CA 94025.

(3) Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on February 13, 2007. Each of Madrona Venture Fund I-A, LP, Madrona Venture Fund I-B, LP, Madrona Managing Director Fund, LLC, Madrona Investment Partners, LLC, Tom A. Alberg, Paul B. Goodrich, Matthew S. McIlwain, and Greg Gottesman reports shared voting and dispositive power with respect to 10,009,136 shares (the Company's transfer agent's records reflect aggregate holdings of 10,009,138 shares). The address of all filing persons is 1000 Second Avenue, Suite 3700, Seattle, WA 98104.

(4) Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on February 8, 2007. Lehman Brothers Holdings Inc. reports sole voting and dispositive power with respect to 4,008,149 shares; Lehman Brothers Inc. reports sole voting and dispositive power with respect to 867,032 shares; LB I Group Inc. reports sole voting and dispositive power with respect to 667,391 shares; Lehman Brothers Venture Capital 2003 Partnership reports sole voting and dispositive power with respect to 615,614 shares; Lehman ALI Inc. reports sole voting and dispositive power with respect to 443,110 shares; Property Asset Management Inc. reports sole voting and dispositive power with respect to 443,110 shares; Lehman Brothers P.A., LLC reports sole voting and dispositive power with respect to 443,110 shares; Lehman Brothers Partnership GP 2000/2001 LP reports sole voting and dispositive power with respect to 199,641 shares; Lehman Brothers Partnership Account 2000/2001, LP reports sole voting and dispositive power with respect to 199,641 shares; Lehman Brothers Offshore Partners Ltd. reports sole voting and dispositive power with respect to 51,777 shares; Lehman Brothers Offshore Partnership GP 2000/2001 LP reports sole voting and dispositive power with respect to 51,777 shares; Lehman Brothers Offshore Partnership Account 2000/2001, LP reports

sole voting and dispositive power with respect to 51,777 shares; Lehman Brothers Venture Associates 2003 LLC reports sole voting and dispositive power with respect to 2,066,937 shares; Lehman Brothers Venture GP Partnership 2003 LP reports sole voting and dispositive power with respect to 2,066,937 shares; Lehman Brothers Venture Partners 2003 C-LP reports sole voting and dispositive power with respect to 1,012,160 shares; Lehman Brothers Venture Partners 2003-P LP reports sole voting and dispositive power with respect to 1,054,777 shares; Lehman Brothers Venture Associates II LLC reports sole voting and dispositive power with respect to 631,070 shares; Lehman Brothers Venture Capital Partners II, LP reports sole voting and dispositive power with respect to 631,070 shares. The address of all filing persons other than Lehman Brothers Offshore Partners Ltd., Lehman Brothers Offshore Partnership GP 2000/2001 LP and Lehman Brothers Offshore Partnership Account 2000/2001, LP (collectively, "LB Offshore") is 745 Seventh Avenue, New York, NY 10019. The address of LB Offshore is Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX, Bermuda.

(5) Represents 3,025,164 shares held as of March 13, 2007 and 54,945 shares of common stock exercisable within 60 days of March 13, 2007. Mr. Patel's address is 3101 Western Avenue, Seattle, WA 98121.

Stock Ownership of Directors and Executive Officers

The following table sets forth the number of shares of common stock beneficially owned by all director nominees, directors, named executive officers and all directors and executive officers as a group as of March 13, 2007, including shares they had the right to acquire within 60 days after March 13, 2007. The nominees for director, directors and named executive officers have sole investment and voting power unless otherwise noted.

Name	Exercisable Stock Options(1)	Number of Shares Beneficially Owned(2)	Percent of Class(3)
Steven Goldman President and Chief Executive Officer and Director	442,463	2,036,800(4)	3.29%
Stuart W. Fuhlendorf Chief Financial Officer and Vice President of Finance	97,566	293,399(5)	*
Eric J. Scollard Vice President of Sales	48,348	411,376	*
Mark L. Schrandt Vice President of Engineering	169,441	720,857(6)	1.17%
Thomas P. Pettigrew Vice President of Global Sales Partners	45,918	344,683(7)(8)(9)	*
Sujal M. Patel Chief Technology Officer and Director	54,945	3,080,109	5.01%
Barry J. Fidelman Director	—	14,778,164(10)	24.03%
Gregory L. McAdoo Director	—	11,651,603(11)	18.95%
Matthew S. McIlwain Director	—	10,009,138(12)	16.28%
William D. Ruckelshaus Director	104,166	104,166	*
Elliott H. Jurgensen, Jr. Director	41,666	41,666	*
James G. Richardson Director	—	—	*
Directors and executive officers as a group (15 individuals)	1,162,665	44,238,094	70.60%

* Indicates ownership or aggregate voting percentage of less than 1%.

(1) This column lists the number of shares of our common stock that the executive officers and directors have a right to acquire within 60 days after March 13, 2007 through the exercise of stock options.

(2) This column consists of outstanding shares plus the exercisable stock options set forth in the previous column.

(3) This column represents the sum of the individual's shares beneficially owned, as a percentage of the sum of the Company's outstanding shares at March 13, 2007, plus all options exercisable by such individual within 60 days of March 13, 2007.

(4) Shares beneficially owned include 178,230 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest over our standard 4-year vesting period beginning August 25, 2003.

(5) Shares beneficially owned include 5,903 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest over our standard 4-year vesting period beginning April 26, 2004.

(6) Shares beneficially owned include 91,904 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest over our standard 4-year vesting period beginning November 4, 2003.

(7) Shares beneficially owned include 50,131 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest over our standard 4-year vesting period beginning February 2, 2004.

(8) Shares beneficially owned include 7,162 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest monthly over 4 years beginning February 2, 2004.

(9) Shares beneficially owned include 23,612 unvested shares that are subject to a repurchase right of the Company which lapses as the shares vest over our standard 4-year vesting period beginning January 1, 2006.

(10) Represents shares held by entities affiliated with Atlas Venture based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed with the SEC on February 12, 2007. Mr. Fidelman is a Senior Partner with Atlas Venture and thus may be deemed to beneficially own these shares. Mr. Fidelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11) Represents shares held by entities affiliated with Sequoia Capital based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on February 7, 2007. Mr. McAdoo is a managing partner and member of various entities affiliated with Sequoia Capital. Mr. McAdoo does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares.

(12) Represents shares held by entities affiliated with Madrona Venture Group based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G filed on February 13, 2007 as to 10,009,136 shares (the Company's transfer agent's records reflect aggregate holdings of 10,009,138 shares). Mr. McIlwain is a managing partner and member of various entities affiliated with Madrona Venture Group. Mr. McIlwain does not have sole voting or dispositive authority over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our board of directors, our executive officers of the Company and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act ("Section 16(a)"), which require them to file reports with respect to their ownership of our common stock and their transactions in our common stock. Based upon (i) the copies of Section 16(a) reports that we received from such persons for their fiscal year 2006 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for fiscal year 2006, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the board of directors or greater than 10% stockholders during such fiscal year.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Process Overview

The Compensation Committee (for purposes of this analysis, the "Committee") of the board of directors discharges the board of directors' responsibilities relating to compensation of all of the Company's executive officers. The Committee is comprised of four non-employee directors, all of whom are independent pursuant to the current rules of Nasdaq, Rule 16b-3 under the Exchange Act, and Section 162(m) of the Internal Revenue Code ("Code").

As indicated in the section entitled "Committees of the Board," the responsibilities of the Committee are discussed in detail in its charter which is available at the Company's website. The primary roles and responsibilities of the Committee are to:

- Determine the chief executive officer's compensation and review and approve compensation for all other executive officers; and

- Administer stock-based incentive and compensation plans.

The agenda for meetings is determined by the Chair of the Committee with the assistance of Gwen Weld, the Company's Vice President of Human Resources and Organizational Development. Committee meetings are regularly attended by one or more of Steven Goldman, our President and Chief Executive Officer, Ms. Weld and Douglas Choi, the Company's General Counsel and Secretary. The Committee's Chair reports the Committee's determinations and recommendations on compensation to the board of directors.

Ms. Weld, Mr. Goldman and, to a lesser degree, Stuart W. Fuhlendorf, our Chief Financial Officer and Vice President of Finance, support the Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the Committee has the authority under its charter to hire, terminate and approve fees for advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. In accordance with this authority, the Committee has consulted with a principal of Towers Perrin, which has advised the Committee on matters related to the compensation of our executive officers and our other employees. In July 2006, the Committee began consulting with Towers Perrin in connection with developing recommendations for structuring our compensation programs for 2007 to retain our highly experienced executive management team, to keep management focused during the expected period of growth following our planned-for initial public offering and to motivate management to maximize stockholder value. Towers Perrin assisted Ms. Weld in preparing the information that was presented to the Committee. One of the primary modifications to our compensation policies for 2007, in keeping with the Committee's belief in a pay-for-performance approach to executive compensation, was to tie a portion of the performance-based incentive compensation of the entire executive team to the achievement by the Company of certain revenue and earnings goals. The Committee has also engaged Towers Perrin to conduct an annual review of our total compensation program for all executive officers and Ms. Weld expects to consult with Towers Perrin or another independent compensation consultant to ensure that market survey data is updated annually. The scope of work for each project undertaken by any compensation consultant is approved by the Committee.

When we made executive compensation decisions through 2006 as a private company, the awarding of incentive compensation was based on individual performance against pre-established individual goals. Mr. Goldman, as the manager of the members of the executive team, assessed the other executives' achievement of their individual goals and made a recommendation to the board of directors with respect to any merit increase in salary, cash bonus and stock option grants for each member of the executive team, other than himself. The board of directors then evaluated, discussed and modified or approved these recommendations.

With respect to Mr. Goldman's compensation, Mr. Goldman provides a self-assessment of his achievement in respect of previously-established individual objectives to the Company's board of directors, which meets in executive session without any Company officers present to evaluate his performance in terms of contribution to corporate goals and achievement of individual goals.

The Committee has not delegated its authority to grant equity awards to any Company employee, including the executive officers. The Committee may delegate authority to Mr. Goldman, Ms. Weld and Mr. Choi to fulfill certain administrative duties regarding the Company's compensation and benefit programs.

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, as materially reflected in the price of the Company's common stock, and which aligns executives' interests with those of the stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Committee believes executive compensation packages provided by the Company to its executive officers, including its named executive officers (as defined under the heading "Summary Compensation Table"), should include both cash and stock-based compensation that reward performance as measured in several respects described below.

The total compensation package of each executive officer for 2007 is weighted in favor of at-risk compensation through both annual performance-based incentive pay and long-term equity incentive compensation. Each of these two components of the executive compensation program links payout to the Company's performance on either the performance of the price of the Company's common stock, in the case of the latter, or, in the former case, on specific pre-established, objective, corporate performance measures, and, accordingly, is designed to reward performance. The executive compensation program also includes quarterly performance-based incentive pay, 50% of which is tied to individual executive performance goals and 50% of which is tied to specific pre-established, objective, corporate performance measures.

As a further reflection of the Committee's pay-for-performance philosophy, base salary levels for our executive officers in 2007 are targeted at the 50th percentile of the applicable comparative market while total overall compensation is targeted at the 75th percentile.

Finally, we believe that creating stockholder value requires not only managerial talent but active participation by all employees. In recognition of this, we try to minimize the number of compensation arrangements that are distinct or exclusive to all of our executive officers. As discussed above, we currently provide base salary and long-term equity incentive compensation to all regular full-time domestic employees and international employees and extend performance-based incentive compensation to a considerable number of our employees beyond our executive officers.

Role of Compensation Consultant

Towers Perrin was first engaged by the Committee in July 2006 to provide competitive information, counsel and benchmarking regarding executive officer compensation programs and practices. The Committee can request information or advice directly from Towers Perrin and may direct the Company to provide information to Towers Perrin.

Competitive information regarding the three principal components of executive compensation is determined using survey information provided by Towers Perrin in the context of numerous presentations it prepared for consideration by the Committee including salary ranges, equity compensation ranges (both for new hires and annual stock option grants) and equity plan components. These presentations also included Towers Perrin's recommended executive compensation pay ranges and cost estimates to move employees to various points in the salary ranges provided. General economic conditions and marketplace compensation trends are also evaluated with the assistance of Towers Perrin.

Towers Perrin also provides services to the Company regarding director compensation and salary and equity compensation benchmarking for positions across all levels and departments of the Company.

Role of Executive Officers in the Compensation Process

See discussion of the role of the executive officers in the compensation process in "Process Overview."

2006 Executive Officer Compensation Components

For the fiscal year ended December 31, 2006, the principal components of compensation for our executive officers were:

- Base salary;
- Performance-based incentive compensation; and
- Long-term equity incentive compensation.

In 2006, our chief executive officer earned 60% of his total compensation in salary and the rest of the senior executive team earned an average of 57%. In 2006, the performance-based incentive compensation earned by our chief executive officer represented 30% of his total compensation, while this component represented an average of about 29% of the other executive officers' total compensation.

The following subsections describe each of these elements of the Company's executive officer compensation program, how the Company determines the amount for each element to pay and how each element, and the Company's decisions with respect to it, fit into the Company's overall compensation objectives and how it affects decisions regarding other elements.

Base Salary. The base salaries of our chief executive officer and our other executive officers are established based on the scope of their responsibilities and experience, taking into account competitive market compensation based on compensation surveys and benchmarking salaries paid by the peer group of companies for similar positions. In December 2005, the Committee analyzed the base salary of each executive officer using the *Northwest Executives in Technology Salary Survey*, 2005 edition by Applied HR Strategies, Inc. ("AHRS"), which included executive compensation data on 114 public and private technology companies in the Pacific Northwest with median 2004 revenue of $49 million and median estimated 2005 revenue of $51.5 million. Using this survey data for benchmarking, the Committee targeted cash compensation for the executive officers for 2006 at the 75th percentile of all companies in the survey.

In July 2006, the Committee engaged Towers Perrin to assist with, among other things, compensation benchmarking using private company data from Dow Jones *CompensationPro* (by VentureOne), representing more than 150 companies, and public company data from the most recent editions of the AHRS *Northwest Executives in Technology Salary Survey* and other technology related published compensation surveys representing companies with annual revenues of $50 million to $100 million. As noted above, because the Committee favors pay-for-performance, base salary levels for 2007 executive compensation are targeted at the 50th percentile of the applicable comparative market. While base salaries and new survey data are reviewed by the Committee annually beginning in October and concluding in November, the Committee generally considers an adjustment to salary for an executive officer only:

- When the survey data demonstrates a significant deviation from the market;
- To recognize outstanding individual performance over the prior year; or
- To recognize an increase in responsibilities over the prior year.

Even when one of the above circumstances exists, a salary adjustment is not automatic.

While we expect to continue to emphasize the non-base salary portion of an executive officers' total compensation, we are mindful that compensation below the higher levels of the market could, in the long run, jeopardize our ability to retain our executive officers. Due to the intensely competitive market for highly qualified employees in our industry, our geographic location and our aggressive performance goals, we will continue to monitor how our executive officers are compensated on a relative basis and may choose to set our cash compensation levels at the higher end of the market in the future.

Performance-Based Incentive Compensation. In the past, including fiscal year 2006, our performance-based cash incentive program has been tied to achievement of an executive officer's individual goals that were established prior to each new year by mutual agreement of each of our executive officers, including our chief executive officer. The chief executive officer's individual goals were established prior to each new year by mutual agreement of Mr. Goldman and the board of directors. For 2007, we expect our performance-based cash incentive program to be tied to both achievement of an executive officer's individual goals and the Company's achievement of certain financial objectives. Such goals are expected to be approved by our Committee and communicated to the executive management team at the end of our annual review cycle which began in March 2007.

2006 Performance-Based Incentive Plan. For 2006, the performance-based bonuses for the executive officers, with both quarterly and annual components, were entirely tied to achievement of individual management by objectives, or MBO, goals. MBO is a process used widely by U.S. corporations for incentive compensation programs that calls for clearly-defined, written objectives (for the period ahead), as well as timelines for their monitoring and achievement. The determination of whether an executive officer achieved all of his or her MBO goals is largely an objective exercise due to the nature of MBO goals. Nevertheless, there is a degree of subjective discretion that may be exercised (a) in terms of a decision, where applicable, to award an executive officer less than the full amount of that executive officer's target incentive compensation tied to achievement of MBOs for partial completion of such executive officer's list of MBOs for the applicable period and (b) in the event that one or more MBOs were not achievable by an executive officer due to factors outside of his or her control. An example of this might be where an executive officer had an MBO to implement a new corporate program and Company management decided to not to pursue the program in question. Our chief executive officer exercised this discretion with respect to the other executive officer's MBOs and the Committee exercised this discretion with respect to the chief executive officer's MBOs. The average total target incentive compensation of our executive officers in 2006 represented 33% of the average annual base salary of our executive officers for 2006.

For 2007, the Committee intends to establish a new performance-based incentive program for executive officers that is based upon achievement of individual MBO goals and the achievement by the Company of certain revenue goals (each, a "Plan Revenue Objective") and certain non-GAAP (Generally Accepted Accounting Principles) operating income goals (each, a "Plan Financial Objective"), both quarterly and annually. This new performance-based bonus plan is structured as follows:

- Quarterly target bonuses are paid as follows: 50% based on achievement of individual MBOs for the quarter; 25% based on the Company's achievement of its quarterly Plan Revenue Objective; and 25% on the Company's achievement of its Plan Financial Objective for the quarter.

- Annual target bonuses are paid as follows: 50% based on the Company's achievement of its annual Plan Revenue Objective and 50% on its achievement of its annual Plan Financial Objective.

- As in 2006, determination of whether an executive officer achieved all of his or her MBO goals is largely an objective exercise due to the nature of MBO goals. Nevertheless, there is a degree of subjective discretion that may be exercised as described above under "2006 Performance-Based Incentive Plan." Our chief executive officer exercises this discretion with respect to the other executive officer's MBOs and the Committee exercises this discretion with respect to the chief executive officer's MBOs.

- For the Company-specific bonus triggers (Plan Revenue Objective and Plan Financial Objective), no bonus is paid with respect to that bonus component where less than 80% of the goal is achieved. For example, if the Company's annual revenue for 2007 falls below 80% of the annual Plan Revenue Objective, the 50% of each executive officer's annual target bonus tied to achievement of the annual Plan Revenue Objective will not be paid out for any executive officer.

- For the Company-specific bonus triggers (Plan Revenue Objective and Plan Financial Objective), where 80% or greater of the goal is achieved, the applicable bonus component will be paid out at the actual percentage achieved. For example, if in 2007, the Company achieves 110% of its annual Plan Revenue Objective and 105% of its annual Plan Financial Objective, the 50% of each executive officer's annual target bonus tied to achievement of the revenue goal will be paid out at 110% of that executive officer's target amount for that bonus component and the 50% of each executive officer's annual target bonus tied to achievement of the Company's annual Plan Financial Objective will be paid out at 105% of that executive officer's target amount for that bonus component.

In summary, taking all of these components together, if we achieve all of our Plan Revenue Objectives and Plan Financial Objectives, each executive officer will receive 50% of such individual's quarterly target bonus and 100% of such individual's annual target bonus.

Long-Term Equity Incentive Compensation. Generally, a significant stock option grant is made in the year when an executive officer commences employment. This grant is made within our written guidelines for new-hire grants, consistent with the executive's position. The guidelines were developed based on our historical practices as well as private and public company executive compensation data, including proportionate share ownership of executive officers in comparable positions to our own executives in relation to total shares outstanding. The size of each grant is generally set at a level that the Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the grant guidelines, the individual's position with us, the state at which the individual joins the Company and the individual's potential for future responsibility and promotion. The relative weight given to each of these factors will vary from individual to individual at the Committee's discretion. Adjustments may be made as the Committee deems reasonable to attract candidates in the competitive environment in which we operate. In connection with Towers Perrin's analysis on behalf of the Company beginning in July 2006, Towers Perrin provided us with executive compensation data for other newly-public, venture-backed technology companies, including position-by-position data for four newly-public, venture-backed technology companies.

Subsequent option grants may be made at varying times and in varying amounts at the discretion of the Committee. Historically, they have been approved shortly after our annual review cycle in March. Beginning in October and concluding in November, the Committee considers annual stock option grants for existing employees, including our executive officers, who have completed approximately one year of service since their last review. Each executive officer's performance during the prior year is measured during the performance review process, but corporate performance is also considered when annual stock options are granted. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive for the executive officer to remain in the Company's employ. The option will provide a return to the executive officer only if he or she remains in our employ, and then only if the market price of our common stock increases over the option term.

In determining the annual stock option grants for the executive officers for 2006, the Committee considered executive equity compensation data from eight public technology companies in deciding to set the total pool of stock options available for 2006 for all executive officer annual stock option grants at 1.1% of the Company's fully-diluted shares outstanding.

Of this total of 604,162 shares for 2006 allocated to all of our executive officers, the Committee granted annual stock options to our executive officers following our annual review cycle in March, as follows:

Name	Number of Shares
Steven Goldman	137,500
Stuart W. Fuhlendorf	66,666
Mark L. Schrandt	66,666
Eric J. Scollard	66,666
Thomas P. Pettigrew	66,666

When an executive officer is hired, an option grant will be made at the first regularly scheduled meeting of the Committee (or unanimous written consent of the Committee) after the executive officer commences employment, subject to the restriction described in the last paragraph of this section. Annual option grants to executive officers are made at a regularly scheduled meeting of the Committee or by unanimous written consent of the Committee in accordance with the annual schedule described above. As with the initial executive officer grants described above, these annual grants are also subject to the restriction described in the last paragraph of this section. Generally, our unanimous consents are executed electronically, to ensure the date of approval is certain. The exercise price of stock options is always equal to the closing price of our common stock on the effective date of the Committee's action, which is either the date of the meeting or the date unanimous consent is received, as appropriate.

To date, we have not awarded shares of restricted stock to our executive officers as the Committee believes that stock options currently provide the most appropriate incentive to our executive officers. However, the Committee may make restricted stock grants in the future.

Pursuant to the terms of our written stock option granting policy, stock options for executive officers, including the named executive officers, may not be granted during a quarterly trading blackout period under our Insider Trading Policy.

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. The Committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group's interests with those of our stockholders. Although we do not have specific share retention or minimum ownership guidelines at this time, our Insider Trading Policy prohibits any of our executive officers, employees or contractors from engaging in any transactions in publicly-traded options, such as puts and calls, and other derivative securities, including any hedging or similar transaction, with respect to our common stock.

Health and Welfare Benefits

Our executive officers receive the same health and welfare benefits offered to other Isilon employees including medical, dental, vision, life, accidental death and dismemberment, disability, flexible spending accounts and holiday pay. The same contribution amounts, percentages and plan design provisions are applicable to all employees.

Retirement Program

The executive officers may participate in the same tax-qualified, employee-funded 401(k) plan offered to all other employees at Isilon. The Company currently has no Supplemental Executive Retirement Plan, or SERP, obligations. Isilon does not have any defined benefit retirement plans.

Perquisites

We do not provide special benefits or other perquisites to any of our executive officers, with the exception of an automobile allowance provided to our vice president of sales, as detailed in the "Summary Compensation Table."

Post-Termination Protection

We have not entered into employment agreements with any of our executive officers. We issued offer letters to our named executive officers when each was recruited for his or her current position. Each offer letter provides for accelerated vesting of equity in the event that we are subject to a change in control and the named executive officer's employment terminates for specified reasons. The offer letters issued to Messrs. Goldman, Scollard and Schrandt also provide for severance benefits in the event of certain types of termination of employment. See "Employment Agreements" below for a summary of the offer letters to each of our named executive officers. The terms of each offer letter reflect arm's length negotiations between us and the named executive officer that occurred when the named executive officer was recruited.

Financial Restatements

The Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. The Committee believes that this issue is best addressed when and if the need actually arises, with all of the facts regarding the restatement able to be duly considered.

Tax and Accounting Treatment of Compensation

In our review and establishment of compensation programs and payments, we consider, but do not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs and payments on us and our executive officers. While we may consider accounting and tax treatment, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

In general, we have determined that we will not necessarily seek to limit executive compensation that is deductible under Section 162(m) of the Code. We monitor whether it might be in our best interest to comply with Section 162(m), but reserve the right to award future compensation which would not comply with the Section 162(m) requirements for non-deductibility if the Committee concludes that it is in our best interest to do so. We seek to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals and therefore the Committee has not adopted a policy requiring all compensation to be deductible. The Committee will continue to assess the impact of Section 162(m) on its compensation practices and determine what further action, if any, is appropriate.

We account for equity compensation paid to our employees under the rules of Financial Accounting Standard No. 123R ("FAS 123(R)"), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

The Company intends that its plans, arrangements and agreements will be structured and administered in a manner that complies with the requirements of Section 409A of the Code. Participation in, and compensation paid under, the Company's plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A. To date, the U.S. Treasury Department and Internal Revenue Service have issued only preliminary guidance regarding the impact of Section 409A on the Company's plans, arrangements and agreements. If the Company's plans, arrangements and agreements as administered fail to meet certain requirements under Section 409A, compensation earned thereunder may be subject to immediate taxation and tax penalties.

Summary

The Committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns our executive officers' interests with those of our stockholders. The Committee also believes that the compensation of our executive officers is both appropriate and responsive to the goal of improving stockholder value.

Compensation Committee Report

The Committee is responsible for setting the Company's compensation principles that serve to guide the design of compensation plans and programs applicable to our executive officers. The Committee charter establishes its duties and responsibilities, and will be reviewed annually by the Committee. A copy of the charter is available on the Company's website at www.isilon.com. As set forth in the charter, Committee members annually review the performance of the executive officers and establish individual compensation levels for each. The Committee considered the advice of Towers Perrin, independent outside consultants selected by the Committee, in determining whether the amounts and types of compensation the Company pays its executive officers are appropriate.

The Committee is composed of four independent, non-employee members of the board of directors. The Committee has reviewed all components of compensation for Mr. Goldman and the other executive officers of the Company. This currently includes base salary, performance-based incentive compensation and long-term incentive compensation.

The Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with the Company's management. Based on this review and these discussions, the Committee recommended to the board of directors that the CD&A be included in this proxy statement.

This report has been furnished by the Compensation Committee.

Elliott H. Jurgensen, Jr., Chair
Gregory L. McAdoo
Matthew S. McIlwain
James G. Richardson

Summary Compensation Table

The following table provides information regarding the compensation of our chief executive officer, chief financial officer and our other three most highly-compensated executive officers (collectively, the "named executive officers") in 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Steven Goldman President, Chief Executive Officer and Director	2006	256,500	—	—	29,448	130,750	—	14,093	430,791
Stuart W. Fuhlendorf Chief Financial Officer and Vice President of Finance	2006	161,250	—	—	11,452	75,000	—	12,478	260,180
Eric J. Scollard Vice President of Sales	2006	183,486	—	—	12,643	184,933(7)	—	18,478(8)	399,540
Mark L. Schrandt Vice President of Engineering	2006	178,750	—	—	11,452	45,000	—	12,478	247,680
Thomas P. Pettigrew Vice President of Global Sales Partners	2006	142,500	—	—	12,654	128,575(9)	—	12,478	296,207

(1) Our bonuses are based on the achievement of certain performance targets, so are reported in the "Non-Equity Incentive Plan Compensation" column.

(2) To date, no stock awards have been granted to our named executive officers.

(3) The amounts reported in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes pursuant to FAS 123(R) in our financial statements for option grants made under the 2001 Stock Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note 7 to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K.

(4) Amounts disclosed under "Non-Equity Incentive Plan Compensation" reflect the cash awards earned by the named executive officers, as discussed in further detail under the heading "2006 Performance-Based Incentive Plan."

(5) The Company does not have a defined benefit plan or a non-qualified deferred compensation plan.

(6) Amounts disclosed under "All Other Compensation" consist of employer contributions for life insurance, health insurance and a monthly parking allowance.

(7) Includes $146,495 for sales commissions and $38,438 for MBOs.

(8) Amount also includes a monthly automobile allowance.

(9) Includes $92,950 for sales commissions and $35,625 for MBOs.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to the 2006 grants of plan-based awards to the named executive officers.

Grants of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)(2)	Target ($)	Maximum ($)(2)	(#)	($/Sh)	($)(3)
Steven Goldman	—		133,000				
	2/13/06				104,166(4)	0.82	43,822.64
	3/30/06				137,500(5)	0.82	101,956.25
Stuart W. Fuhlendorf	—		75,000				
	2/13/06				20,833(4)	0.82	8,764.44
	3/30/06				66,666(5)	0.82	49,432.84
Eric J. Scollard	—		40,000				
	2/13/06				33,333(4)	0.82	14,023.19
	3/30/06				66,666(5)	0.82	49,432.84
Mark L. Schrandt	—		45,000				
	2/13/06				20,833(4)	0.82	8,764.44
	3/30/06				66,666(5)	0.82	49,432.84
Thomas P. Pettigrew	—		40,000				
	2/13/06				33,333(6)	0.82	14,073.19
	3/30/06				66,666(5)	0.82	49,432.84

(1) The cash bonus awards were all made and earned in 2006. The actual amount paid to each of the named executive officers for 2006 is set forth in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

(2) There was no set "Threshold" or "Maximum" payout established with respect to our 2006 non-equity incentive plan awards, pursuant to the related description of the subjective discretion exercisable as more fully described under the heading "2006 Performance-Based Incentive Plan."

(3) Represents the fair value of each stock option as of the date it was granted, computed in accordance with FAS 123(R).

(4) These non-qualified stock options vest at the rate of 25% on January 1, 2007 and 1/36th of the remaining shares monthly hereafter, such that the shares are fully vested on January 1, 2010.

(5) These incentive stock options vest at the rate of 25% on March 10, 2007 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on March 10, 2010.

(6) The shares underlying the option award were early exercised in March 2006 and are subject to a repurchase right of the Company, which right lapses as the shares vest in accordance with the vesting schedule indicated in footnote 4.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the unexercised stock options held at the end of fiscal year 2006 by the named executive officers.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven Goldman	80,729(1)	107,639	$0.22	4/29/2014
	35,625(2)	23,750	$0.22	9/10/2014
	147,786(3)	—	$0.48	5/9/2008
	64,713(4)	—	$0.48	5/9/2008
	—	104,166(5)	$0.82	2/13/2016
	—	137,500(6)	$0.82	3/30/2016
Stuart W. Fuhlendorf	—	79,166(7)	$0.22	4/29/2014
	41,666(7)	20,834	$0.22	10/20/2014
	14,583(8)	18,750	$0.22	3/10/2015
	—	20,833(5)	$0.82	2/13/2016
	—	66,666(6)	$0.82	3/30/2016
Eric J. Scollard	2,257(1)	36,111	$0.22	4/29/2014
	868(1)	13,889	$0.22	1/28/2015
	—	11,718(8)	$0.22	3/10/2015
	—	33,333(5)	$0.82	2/13/2016
	—	66,666(6)	$0.82	3/30/2016
Mark L. Schrandt	111,110(1)	55,556	$0.22	4/29/2014
	14,583(8)	18,750	$0.22	3/10/2015
	—	20,833(5)	$0.82	2/13/2016
	—	66,666(6)	$0.82	3/30/2016
Thomas P. Pettigrew	13,021(1)	34,722	$0.22	4/29/2014
	2,604(8)	11,718	$0.22	3/10/2015
	—	66,666(6)	$0.82	3/30/2016

(1) These incentive stock options vest at the rate of 25% on April 29, 2005 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on April 29, 2008.

(2) These non-qualified stock options vest at the rate of 1/48th per month beginning August 25, 2003, such that the shares are fully vested on August 25, 2007.

(3) These incentive stock options were fully vested on the May 9, 2005 date of grant.

(4) These non-qualified stock options were fully vested on the May 9, 2005 date of grant.

(5) These non-qualified stock options vest at the rate of 25% on January 1, 2007 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on January 1, 2010.

(6) These incentive stock options vest at the rate of 25% on March 10, 2007 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on March 10, 2010.

(7) These incentive stock options vest at the rate of 25% on April 26, 2005 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on April 26, 2008.

(8) These incentive stock options vest at the rate of 25% on March 10, 2006 and 1/36th of the remaining shares monthly thereafter, such that the shares are fully vested on March 10, 2009.

Option Exercises

The following table summarizes information with respect to stock option awards exercised during fiscal 2006 for each of the named executive officers. The Company has not granted any stock awards.

Option Exercises

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Steven Goldman	217,672	$130,603.20
Eric J. Scollard	363,028	$702,509.20
Thomas P. Pettigrew	96,265	$ 41,883.94

(1) Value determined by subtracting the exercise price per share from the market value per share of our common stock on the date of exercise.

Potential Payments Upon Termination or Change in Control

We provide for the payment of severance and certain other benefits to our named executive officers upon certain types of terminations of employment, as described below.

Acceleration

The named executive officers are entitled to the following option acceleration upon the occurrence of certain events:

The options granted to Mr. Goldman in his offer letter will vest with respect to an additional 50% of the remaining unvested portion of the shares subject to option if a change of control occurs and Mr. Goldman's employment is terminated without cause or he terminates his employment for good reason (each as defined in his offer letter) within one year following the change of control.

The subsequent options granted to Mr. Goldman, and each option granted to Messrs. Fuhlendorf, Scollard, Schrandt and Pettigrew will vest with respect to an additional 25% of the total number of shares subject to option if a change of control occurs and the named executive officer's employment is terminated without cause or he is subject to involuntary termination (as defined in the 2001 Plan) within twelve months following the change of control.

A change of control is defined in our 2001 Plan as:

- a merger of Isilon after which our own stockholders own 50% or less of the surviving corporation or its parent company; or

- a sale of all or substantially all of our assets.

Severance

Steven Goldman. If we terminate Mr. Goldman's employment for any reason other than cause or if he resigns for good reason, each as defined in his offer letter, he will be entitled to receive a continuation of his then-current base salary (which is currently $267,000) or $125,000 on an annualized basis, whichever is greater, and reimbursement of COBRA payments for a period of six months, paid in accordance with our normal payroll practices, with such payments subject to applicable tax withholdings. The estimated payment for these severance benefits totals approximately $140,150.

The continuation of base salary payments will be reduced by the amount of any cash compensation that Mr. Goldman receives from another employer or consulting relationship during the severance period, and the reimbursement of COBRA premiums will cease to the extent that he obtains other health benefits during the severance period. To obtain the continued salary and COBRA severance benefits listed above, Mr. Goldman would be required to execute our standard form of release agreement containing, among other things, a full release of claims, a non-disparagement provision and Mr. Goldman's agreement to comply with the terms of his confidentiality and non-compete agreement, the terms of which prohibit him from engaging in specified competitive activities and soliciting Company employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

If a change of control occurs, as defined in our 2001 Stock Plan, and we terminate Mr. Goldman's employment without cause or Mr. Goldman terminates his employment for good reason, each as defined in his offer letter, within one year following the closing of that change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 50% of the remaining unvested portion of the initial options granted in his offer letter and 25% of the remaining unvested portion in the subsequent grants, effective as of the date of termination of employment. This acceleration is in addition to the immediate acceleration of vesting with respect to 25% of the total number of shares subject to option, effective as of the termination date, available to all optionees in our 2001 Stock Plan. Assuming Mr. Goldman was terminated on December 29, 2006 following a change of control, the estimated benefit to him of the additional acceleration would be approximately $1,385,672.

Stuart W. Fuhlendorf. If a change of control occurs and Mr. Fuhlendorf's employment is terminated without cause or he is subject to involuntary termination within twelve months following the change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 25% of the total number of shares subject to option, effective as of the termination date. This automatic acceleration is available to all optionees under the 2001 Stock Plan in these circumstances. As an executive officer, the 2001 Stock Plan also would provide Mr. Fuhlendorf an additional acceleration of 25% of the remaining unvested shares subject to option. Assuming Mr. Fuhlendorf was terminated on December 29, 2006 following a change of control, the estimated benefit to him of the additional acceleration would be approximately $944,615.

Eric J. Scollard. If we terminate Mr. Scollard's employment for any reason other than cause or permanent disability (as defined in his offer letter) prior to a change of control, or if he is subject to an involuntary termination within the 12-month period following a change of control, then we will continue to pay his then-current base salary (which is currently $185,000) for a period of four months following the termination. He will also be entitled to payment of his premiums during the four-month period, if he elects to continue health insurance coverage under COBRA, all paid in accordance with our normal payroll practices, with such payments subject to applicable tax withholdings. The estimated payment for these severance benefits total approximately $66,100.

The continuation of base salary payments will be reduced by the amount of any cash compensation that Mr. Scollard receives from another employer or consulting relationship during the severance period, and the reimbursement of COBRA premiums will cease to the extent that he obtains equivalent health coverage from another employer during the severance period. To obtain the continued salary and COBRA severance benefits listed above, Mr. Scollard would be required to execute our standard form of release agreement, containing, among other things, a full release of claims, a non-disparagement provision and his agreement to comply with the terms of his confidentiality and non-compete agreement, the terms of which prohibit him from engaging in specified competitive activities and soliciting Company employees, customers, suppliers or other business relations for a period of 12 months following the date of his termination.

If a change of control occurs and Mr. Scollard's employment is terminated without cause or he is subject to involuntary termination within twelve months following the change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 25% of the total number of shares subject to option, effective as of the termination date. This automatic acceleration is available to all optionees under the 2001 Stock Plan in these circumstances. As an executive officer, the 2001 Stock Plan also would provide Mr. Scollard an additional acceleration of 25% of the remaining unvested shares subject to option. Assuming Mr. Scollard was terminated on December 29, 2006 following a change of control, the estimated benefit to him of the additional acceleration would be approximately $626,829.

Mark L. Schrandt. If Mr. Schrandt's employment is terminated by us for any reason other than for cause or if he resigns for good reason, each as defined in his offer letter, then we will continue to pay his then-current base salary (which is currently $180,000) or $87,500 on an annualized basis, whichever is greater, for the six months following the termination. He will also be entitled to reimbursement of COBRA premium payments during the six-month severance period. The estimated payment for these severance benefits total approximately $96,650.

If a change of control occurs and Mr. Schrandt's employment is terminated without cause or he is subject to involuntary termination within twelve months following the change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 25% of the total number of shares subject to option, effective as of the termination date. This automatic acceleration is available to all optionees under the 2001 Stock Plan in these circumstances. As an executive officer, the 2001 Stock Plan also would provide Mr. Schrandt an additional acceleration of 25% of the remaining unvested shares subject to option. Assuming Mr. Schrandt was terminated on December 29, 2006 following a change of control, the estimated benefit to him of the additional acceleration would be $600,543.

Thomas P. Pettigrew. If a change of control occurs and Mr. Pettigrew's employment is terminated without cause or he is subject to involuntary termination within twelve months following the change of control and his options have been assumed or replaced as contemplated by our 2001 Stock Plan, there will be an immediate acceleration of vesting with respect to 25% of the total number of shares subject to option, effective as of the termination date. This automatic acceleration is available to all optionees under the 2001 Stock Plan in these circumstances. As an executive officer, the 2001 Stock Plan also would provide Mr. Pettigrew an additional acceleration of 25% of the remaining unvested shares subject to option. Assuming Mr. Pettigrew was terminated on December 31, 2006 following a change of control, the estimated benefit to him of the additional acceleration would be approximately $671,795.

Estimated Payments and Benefits Upon Termination

The amount of compensation and benefits payable to each named executive officer in each termination and change in control situation has been estimated in the tables below. The value of the option and common stock vesting acceleration was calculated based on the assumption that the change in control and the executive's employment termination occurred on December 29, 2006. The closing price of our stock on that date was $27.37, which was used as the value of our stock in the change in control. The value of the vesting acceleration was calculated by multiplying the number of accelerated option shares and common stock as of December 29, 2006 by the spread between the closing price of our stock as of that date and the exercise price for such unvested option shares and common stock.

Steven Goldman. The following table describes the potential payments and benefits upon employment termination before or after a change in control for Mr. Goldman, our President and Chief Executive Officer, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

Executive Benefits and Payments Upon Termination	Voluntary Resignation for Good Reason	Termination by Company not for Cause	Involuntary Termination in Connection with or Following Change in Control
Compensation:			
Base Salary	$133,500	$133,500	$ 133,500
Unvested Option Shares and Unvested Common Stock Accelerated	—	—	$1,385,672(1)
Benefits and Perquisites:			
Health Care Premiums/Contributions	$ 6,650	$ 6,650	$ 6,650
Total	$140,150	$140,150	$1,525,822

(1) Represents 50% of the unvested portion of the initial option grants made to Mr. Goldman, and 25% of the total shares subject to options granted to him in subsequent awards, which will vest if he is involuntarily terminated within one year after a change in control.

Stuart W. Fuhlendorf. The following table describes the potential payments and benefits upon employment termination before or after a change in control for Mr. Fuhlendorf, our Chief Financial Officer and Vice President of Finance, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

Executive Benefits and Payments Upon Termination	Voluntary Resignation for Good Reason	Termination by Company not for Cause	Involuntary Termination in Connection with or Following Change in Control
Compensation:			
Base Salary	—	—	—
Unvested Option Shares and Unvested Common Stock Accelerated	—	—	$944,615(1)
Benefits and Perquisites:			
Health Care Premiums/Contributions	—	—	—
Total	—	—	$944,615

(1) Represents 25% of the shares subject to options granted to Mr. Fuhlendorf that will vest upon a change in control if he is involuntarily terminated within 12 months after a change in control.

Eric J. Scollard. The following table describes the potential payments and benefits upon employment termination before or after a change in control for Mr. Scollard, our Vice President of Sales, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

Executive Benefits and Payments Upon Termination	Voluntary Resignation for Good Reason	Termination by Company not for Cause	Involuntary Termination in Connection with or Following Change in Control
Compensation:			
Base Salary	—	$61,667	$ 61,667
Unvested Option Shares and Unvested Common Stock Accelerated	—	—	$626,829(1)
Benefits and Perquisites:			
Health Care Premiums/Contributions	$4,433	$ 4,433	$ 4,433
Total	$4,433	$66,100	$692,929

(1) Represents 25% of the shares subject to options granted to Mr. Scollard that will vest upon a change in control if he is involuntarily terminated within 12 months after a change in control.

Mark L. Schrandt. The following table describes the potential payments and benefits upon employment termination before or after a change in control for Mr. Schrandt, our Vice President of Engineering, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

Executive Benefits and Payments Upon Termination	Voluntary Resignation for Good Reason	Termination by Company not for Cause	Involuntary Termination in Connection with or Following Change in Control
Compensation:			
Base Salary	$90,000	$90,000	$ 90,000
Unvested Option Shares and Unvested Common Stock Accelerated	—	—	$600,543(1)
Benefits and Perquisites:			
Health Care Premiums/Contributions	$ 6,650	$ 6,650	$ 6,650
Total	$96,650	$96,650	$697,193

(1) Represents 25% of the shares subject to options granted to Mr. Schrandt that will vest upon a change in if he is involuntarily terminated within 12 months after a change in control.

Thomas P. Pettigrew. The following table describes the potential payments and benefits upon employment termination before or after a change in control for Mr. Pettigrew, our Vice President of Global Sales Partners, as if his employment terminated as of December 29, 2006, the last business day of our last fiscal year.

Executive Benefits and Payments Upon Termination	Voluntary Resignation for Good Reason	Termination by Company not for Cause	Involuntary Termination in Connection with or Following Change in Control
Compensation:			
Base Salary	—	—	—
Unvested Option Shares and Unvested Common Stock Accelerated	—	—	$671,795(1)
Benefits and Perquisites:			
Health Care Premiums/Contributions	—	—	—
Total	—	—	$671,795

(1) Represents 25% of the shares subject to options granted to Mr. Pettigrew that will vest upon a change in control if he is involuntarily terminated within 12 months after a change in control.

DIRECTOR COMPENSATION

Our non-employee directors did not receive any cash compensation for their services as members of our board of directors or any committee of our board of directors during fiscal year 2006. Three of our non-employee directors have received options to purchase shares of our common stock under our 2001 Stock Plan in connection with their commencement of service on our board of directors. In October 2004, we granted an option to purchase 166,666 shares of common stock at an exercise price of $0.22 per share to Mr. Ruckelshaus; in April 2006, we granted an option to purchase 166,666 shares of common stock at an exercise price of $1.35 per share to Mr. Jurgensen; and in October 2006 we granted an option to purchase 166,666 shares of common stock at an exercise price of $6.12 per share to Mr. Richardson. Each of these options has the following four-year vesting schedule: ¼ of the shares subject to the option vest on the first anniversary of the vesting commencement date and 1/36 of the remaining shares subject to the option vest each month thereafter. In the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each option will accelerate fully.

Under the terms of our 2006 Equity Incentive Plan, non-employee directors who first join our board of directors will receive an initial option for the number of shares determined by the board at that time with an exercise price equal to the closing price of our common stock on the date of grant. The grant of these options will occur on or about the date when the director first takes office and the option will vest as determined by the board of directors at that time. At the time of each of our annual stockholders' meetings beginning in 2007, each non-employee director who has served for at least the preceding ten months and who will continue to be a director after that meeting will automatically be granted an option to purchase 20,000 shares of our common stock that will vest in full on the day prior to the next year's annual stockholder meeting with an exercise price equal to the closing price of our common stock on the date of grant. A new non-employee director who receives an initial option grant will not receive a 20,000-share annual grant in the same calendar year.

Beginning April 15, 2007, non-employee directors will receive cash compensation for their services as non-employee members of the board of directors in the following amounts:

Annual retainer for service on the board	$30,000
Additional annual retainer for chairman	$10,000
Additional annual retainer for Audit Committee chair	$10,000
Additional annual retainer for other committee chairs	$ 5,000
Additional annual retainer for Audit Committee members	$ 5,000
Additional annual retainer for Nominating and Governance Committee members	$ 2,500
Additional annual retainer for Compensation Committee members	$ 2,500

This cash compensation will be paid monthly in arrears, with the first monthly payment to be made on April 15, 2007. Payments will be prorated for any partial month of service.

Compensation for our directors was designed to result in compensation competitive with that provided by our peer group.

The following table sets forth the compensation of our non-employee directors in fiscal year 2006.

Director Compensation

Name	Option Awards ($) (1)(2)	All Other Compensation	Total ($)
Elliott H. Jurgensen, Jr.	21,965(3)	—	21,965
James G. Richardson	34,264(4)	—	34,264
William D. Ruckelshaus	—(5)	—	—
Barry J. Fidelman, Gregory L. McAdoo and Matthew S. McIlwain	—(6)	—	—

(1) The amounts reported in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes pursuant to FAS 123(R) in our financial statements for option grants made under the 2001 Stock Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note 7 to the Consolidated Financial Statements in the Company's 2006 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in footnote 2 below.

(2) The following table shows the aggregate number of option awards outstanding for each director as of December 31, 2006, as well as the grant date fair value of option grants made during 2006 which represents the fair value of each stock option as of the date it was granted, computed in accordance with FAS 123(R):

Name	Aggregate Option Awards Outstanding as of December 31, 2006	Grant Date Fair Value of Option Awards Made During 2006 ($)
Elliott H. Jurgensen, Jr.	166,666	128,366
James G. Richardson	166,666	667,464
William D. Ruckelshaus	166,666	—

(3) Mr. Jurgensen received an initial option grant of 166,666 shares in fiscal year 2006. The grant date fair market value of the option issued was $0.7702 per share.

(4) Mr. Richardson received an initial option grant of 166,666 shares in fiscal year 2006. The grant date fair market value of the option issued was $4.0048 per share.

(5) There was no dollar amount recognized in connection with the option grant made to Mr. Ruckelshaus in 2004 for financial statement reporting purposes with respect to the 2006 fiscal year in accordance with FAS 123(R).

(6) As of December 31, 2006, Messrs. Fidelman, McAdoo and McIlwain held no options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Party Transactions

The Company's Code of Business Conduct and Ethics contains procedures pertaining to the review and approval by the Company's Audit Committee of transactions between Isilon and its directors, employees, officers and their immediate family members and entities with which they have a position or relationship. The charter of the Audit Committee affirms the Committee's responsibility for the review and approval of proposed transactions involving potential conflicts of interest, including, specifically, all proposed related party transactions. We annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions as such term is defined by SEC rules and regulations. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Transactions with Related Parties, Promoters and Certain Control Persons

In addition to the compensation arrangements with directors and executive officers described above, the following is a description of each transaction since January 2006 in which:

- We have been or are to be a participant;
- The amount involved exceeds $120,000; and
- Any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

In June 2006, Gwen E. Weld, our Vice President of Human Resources and Organizational Development, purchased 160,416 shares of our common stock at a price per share of $1.344 by exercising a stock option granted under our 2001 Stock Plan, resulting in a purchase price of $215,600.

In July 2006, we sold 1,707,222 shares of Series E convertible preferred stock in a private placement at a price of $5.85744 per share to various investors, including entities affiliated with Atlas Venture, Sequoia Capital, Madrona Venture Group and Lehman Brothers.

In November 2006, Dailymotion purchased products and services from us in the amount of $619,501. Dailymotion may purchase additional products and services from us in the future. Mr. Fidelman, one of our non-employee directors, is a Senior Partner of Atlas Venture, which is one of our stockholders and an investor in Dailymotion.

We entered into an amended and restated investors' rights agreement with some of our stockholders, including Sujal M. Patel, entities with which certain of our directors are affiliated, the holders of our outstanding common stock warrants and other holders of our common stock. The holders of an aggregate of 46,517,686 shares of our common stock and the holders of warrants to purchase an aggregate of 129,992 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act pursuant to the amended and restated investors' rights agreement.

We have entered into indemnification agreements with each of our directors and officers. The form of agreement provides that we will indemnify each of our directors and officers against any and all expenses incurred by that director or officer because of his or her status as one of our directors or officers, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and officers in connection with a legal proceeding.

AUDIT COMMITTEE REPORT

Review of Audited Financial Statements

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 31, 2006 ("the financial statements") with both the Company's management and its independent registered public accounting firm, PricewaterhouseCoopers. The Audit Committee has discussed with PricewaterhouseCoopers the matters required by PCAOB Interim Auditing Standard AU Section 380, *Communication with Audit Committees*. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from PricewaterhouseCoopers the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee has discussed with PricewaterhouseCoopers their independence. The Audit Committee has also received written material addressing PricewaterhouseCoopers' internal quality control procedures and other matters, as required by applicable Nasdaq listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of PricewaterhouseCoopers and has concluded that such non-audit services are compatible with the independence of PricewaterhouseCoopers.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the financial statements be included in the Company's Annual Report on Form 10-K for filing with the SEC.

This report has been furnished by the members of the Audit Committee.

Elliott H. Jurgensen, Jr., Chair
William D. Ruckelshaus
Matthew S. McIlwain
James G. Richardson

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees billed to the Company by our independent registered public accounting firm, PricewaterhouseCoopers, and fees paid to PricewaterhouseCoopers for services in the fee categories indicated below during the fiscal years ended January 1, 2006 and December 31, 2006. The Audit Committee has considered the scope and fee arrangements for all services provided by PricewaterhouseCoopers, taking into account whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers' independence. The Audit Committee pre-approved 100% of the services described below.

	Fiscal Year Ended 1/1/06	Fiscal Year Ended 12/31/06
Audit Fees(1)	$72,000	$946,000
Tax Fees(2)	1,000	—
Other(3)	—	3,000
Total	$73,000	$949,000

(1) Audit fees consist of the aggregate fees for professional services rendered for the audit of the Company's 2005 and 2006 consolidated financial statements and review of interim information for the fiscal year 2006. Additionally, these fees include fees for services that were incurred in connection with the Company's regulatory filings and engagements, such as matters related to the Company's initial public offering, comfort letters, consents and review of documents filed with the SEC.

(2) Includes fees for foreign tax planning and advice.

(3) Includes fees related to subscription services.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 30, 2007.

While we are not required to do so, Isilon is submitting the appointment of PricewaterhouseCoopers to serve as our independent registered public accounting firm for the fiscal year ending December 30, 2007, for ratification in order to ascertain the views of our stockholders on this appointment. If the appointment is not ratified, the Audit Committee will reconsider its selection. Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting, will be available to answer stockholder questions and will have the opportunity to make a statement if they desire to do so.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF ISILON AND OUR SUBSIDIARIES FOR THE FISCAL YEAR ENDING DECEMBER 30, 2007. PROXIES WILL BE VOTED FOR RATIFYING THIS APPOINTMENT UNLESS OTHERWISE SPECIFIED.

ANNUAL REPORT TO STOCKHOLDERS ON FORM 10-K

Our 2006 Annual Report to Stockholders on Form 10-K, including financial statements for the year ended December 31, 2006, accompanies, or has been mailed to you immediately prior to, this proxy statement. The Annual Report on Form 10-K is also available on our website at www.isilon.com, by clicking on "Company" and then "Investor Relations" and then "Financial Reports." If requested, we will provide you copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to the Form 10-K by writing to Investor Relations, Isilon Systems, Inc., 3101 Western Avenue, Seattle, WA 98121.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Although we do not household for our registered stockholders, some brokers household Isilon proxy materials and annual reports, delivering a single proxy statement and annual report to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or annual report, or if you are receiving multiple copies of either document and wish to receive only one, please notify your broker. We will deliver promptly upon written or oral request a separate copy of our annual report and/or proxy statement to a stockholder at a shared address to which a single copy of either document was delivered. For copies of either or both documents, stockholders should write to Investor Relations, Isilon Systems, Inc., 3101 Western Avenue, Seattle, WA 98121, or call (206) 315-7500.

STOCKHOLDER PROPOSALS FOR 2008 MEETING

If any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy material in connection with the 2008 annual meeting of stockholders, the proposal must be in proper form (per SEC Regulation 14A, Rule 14a-8 — Stockholder Proposals) and received by the Corporate Secretary of the Company on or before December 11, 2007. Stockholder proposals to be presented at the 2008 annual meeting of stockholders which are not to be included in the Company's proxy materials must be received by the Company by December 11, 2007, in accordance with the procedures in the Company's bylaws.

OTHER MATTERS

We do not know of any other matters that may be presented for consideration at the annual meeting. If any other business does properly come before the annual meeting, the persons named as proxies on the enclosed proxy card will vote as they deem in the best interests of Isilon.

Douglas Choi
Secretary

Dated: April 9, 2007

To our stockholders:

2007, Isilon's first full year as a public company, was a year of contrast, transition and development.

On many fronts we achieved new heights. Revenue grew 45% to $89 million. Our worldwide customer base nearly doubled to more than 675 customers. We also extended our category leadership by introducing new clustered storage products, including a number of high-density, highly scalable clustered storage systems and several new software applications for data protection and management.

On the other hand, it was a year marked by challenges in business execution and change. In October of 2007, the company made a leadership transition, and Isilon's Board of Directors appointed me Chief Executive Officer. During this transition, Isilon's Audit Committee initiated an independent review of revenue recognition, which resulted in delayed financial filings and a restatement of certain prior period financial statements. In terms of business execution, the company did not meet the high expectations we set for ourselves. As a result, Isilon's operating expense levels, which were aligned to higher revenue levels than we were able to achieve, were too high to allow the business to converge towards profitability. Needless to say, I am not satisfied with this result.

Despite the business execution challenges in 2007, the clustered storage sector continues to grow rapidly, and our core value proposition and industry leadership remain substantial. To best maximize the opportunity ahead, our management team is focused on the following actions: (a) investing in our products and technology to extend our leadership position; (b) deepening efforts to support our broadening base of customers; and (c) containing the growth of operating costs while making appropriate investments to best capture the market opportunity and drive the company's long-term value. Our business is also substantially strengthened by key appointments to our leadership team and a strong, well capitalized balance sheet.

In addition to these efforts, there are other key factors that make me enthusiastic about Isilon's future.

There are two macro-trends that are driving rapid adoption of clustered storage and creating a large market opportunity. The first is the rapid growth of unstructured data and digital content. A recent IDC research report estimates that by 2011 the digital universe will be 10 times the size it was in 2006. Second, the enterprise data center is in the midst of a major transformation, fueled by the wide-spread deployment of high-speed networking and high-performance virtualized computing. This transformation is paving the way for clustered storage's ascension into the mainstream enterprise data center.

In the midst of these macro-trends, Isilon is well positioned to capitalize on this attractive growth opportunity by continuing to innovate and lead the clustered storage sector. Isilon recently released the X-Series, our next-generation clustered storage systems. These new systems scale to more than 1.6 Petabytes of capacity and deliver up to 10 Gigabytes per second of performance from a single file system, achieving 100X the scalability and 20X the performance of traditional SAN and NAS storage systems. Our new products continue to propel the storage industry forward by enabling customers to break the storage bottleneck and serving as a critical component of the next-generation data center, providing our enterprise customers with greater storage scalability and performance while dramatically reducing the cost and complexity of managing storage growth.

Although we are entering a year marked by greater macro-economic uncertainty than we have seen in recent years, we are committed to building long-term value for our stockholders, and I remain optimistic about Isilon's ability to execute on our strategy and continue to grow. In these more cost sensitive times, when IT decision makers are looking for new alternatives to derive value from every last dollar of their IT budgets, Isilon clustered storage solutions offer a strong value proposition compared to traditional storage systems, enabling our customers to do more with less. Among the many cost benefits of Isilon's products, our modular clustered storage architecture provides customers with a unique "pay-as-you-grow" model that allows them to expand their storage capacity and performance commensurate with their business needs and budgets over time.

I would like to thank our dedicated employees, our business partners, our customers around the world who use Isilon's products and, you, our stockholders, for your ongoing support and confidence in the long-term growth prospects for our company. We are committed to driving our business forward and are enthusiastic about the significant long-term opportunity in front of us.

Sincerely,

Sujal M. Patel
Founder, President and Chief Executive Officer

April 25, 2008

END